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As confidentially submitted to the Securities and Exchange Commission on June 14, 2017

Registration No.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Secoo Holding Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	5990 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

15/F, Building C, Galaxy SOHO
Chaonei Street, Dongcheng District
Beijing 100000
The People's Republic of China
+86 10 6588-0135
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road, Shanghai The People's Republic of China +86 21 6193-8200	Liu Fang, Esq. Clifford Chance 27/F, Jardine House One Connaught Place Hong Kong +852 2825-8888

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Emerging growth company.    ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☒

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(3)	Amount of registration fee

Ordinary shares, per value US$0.001 per share(1)(2)	US$	US$

(1)
American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                    ). Each American depositary share represents                     ordinary shares.

(2)
Includes ordinary shares that are issuable upon the exercise of the underwriters' over-allotment option. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                             , 2017.

PRELIMINARY PROSPECTUS

                    American Depositary Shares

Secoo Holding Limited

Representing                    Ordinary Shares

We are offering                             American depositary shares, or ADSs[, and the selling shareholders named in this prospectus are offering                              ADSs]. Each ADS represents                             ordinary shares, par value US$0.001 per share. This is our initial public offering and no public market currently exists for our ADSs or our ordinary shares. [We will not receive any proceeds from the sale of the ADSs by the selling shareholders.] We expect the initial public offering price of our ADSs to be between US$               and US$               per ADS. We have applied to list our ADSs on the [NASDAQ Global Market/NYSE] under the symbol "               ."

We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in our ADSs involves a high degree of risks. Please read "Risk Factors" beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public Offering Price	US$	US$
Underwriting Discount and Commission(1)	US$	US$
Proceeds to Secoo Holding Limited (Before Expenses)	US$	US$
[Proceeds to the Selling Shareholders (Before Expenses)	US$	US$	]

(1)
See "Underwriting" for additional disclosure regarding underwriting compensation payable by us.

Delivery of the ADSs is expected to be made on or about                    , 2017. We [and the selling shareholders] have granted the underwriters an option for a period of 30 days to purchase an additional                    ADSs. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us [and the selling shareholders] will be $                    , and the total proceeds to us and the selling shareholders, before expenses, will be $                    and $                    , respectively.

Jefferies

Prospectus dated                             , 2017

[Page intentionally left blank for graphics]

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors," before deciding whether to buy our ADSs. This prospectus contains information from a report commissioned by us and prepared by Frost & Sullivan, an independent market research firm, in May 2017, or the Frost & Sullivan report, to provide industry and other information and illustrate our position in the upscale product retail industry in China.

▪
Our Mission and Corporate Values

Our mission is to serve valued customers with style anywhere around the globe. Our corporate values are to (i) be noble in character; (ii) be authentic in offerings; and (iii) be ethical in culture.

We are dedicated to building a company that lasts for more than 109 years.

▪
Our Business

We are Asia's largest online integrated upscale products and services platform as measured by GMV in 2016, according to the Frost & Sullivan report. Our GMV grew by 34.9% from RMB2,572.6 million in 2015 to RMB3,470.2 million (US$504.1 million) in 2016. For the three months ended March 31, 2017, our GMV was RMB782.0 million (US$113.6 million), compared to the GMV of RMB552.7 million for the three months ended March 31, 2016. The average sales per order on our online platform was over RMB3,500 (US$508.5) in 2016, which is higher than other major e-commerce online platforms in Asia, according to the Frost & Sullivan report. Since our inception in 2011, we have attracted a large and loyal customer base with high purchasing power and have accumulated more than 13.1 million registered members as of December 31, 2016, and approximately 0.3 million active customers in 2016.

Our members and customers are our greatest assets. We believe the majority of our customers belong to the middle and high income population in China. The middle and high income population in China have shown a high increasing propensity to purchase luxury products and services on online platforms with diversified and personalized demand, according to the Frost & Sullivan report. We offer them a wide selection of authentic upscale products and lifestyle services to satisfy different needs of the modern lifestyle. We currently offer over 300,000 SKUs, covering over 3,000 global and domestic brands on our platform. Supported by our proprietary database of upscale products, our authentication procedures and brand cooperation, we are able to ensure the authenticity and quality of every product offered on our platform. With the goal of providing one-stop shopping experience, we have expanded into providing high-end lifestyle services since 2014. Leveraging our business intelligence system and dedication to customer service, we are able to maximize our customer lifetime value by targeted and precise marketing and realizing cross-selling opportunities and increasing our customers' purchase frequency on our platform.

We offer an integrated online and offline shopping platform, which consists of our Secoo.com website, mobile applications and offline experience centers. Our online platform facilitates easy product selection, order processing and convenient payment methods, such as our Secoo Check, which allows customers to make payments for our merchandise products in installments on our online platform directly. We complement our online platform with offline experience centers to provide superior customer and membership services and experience. We have strategically opened five offline experience centers in popular shopping destinations and central business districts in China, Hong Kong and Malaysia which strengthened our Secoo brand creditability and enhanced our brand presence. In addition, we are cooperating with brand boutiques such as Versace boutiques for our customers to pick up products ordered on our online platform in these stores. Our platform brings a world of upscale products and a variety of high-end services to the fingertips of our customers.

We have built a trusted and comprehensive global supply chain for upscale products and lifestyle services. As Asia's largest online integrated upscale products and services platform, we have attracted a broad and large base of suppliers of upscale products, including brands, brand authorized distributors and individual and corporate suppliers. Our comprehensive global supply chain is designed to meet the diverse purchase preferences and needs of our customers, varying from in-season luxury products, to highly sought-after classic styles, and to vintage and rare products. A number of top-tier global brands directly supply us their brand products, such as Tod's, Salvatore Ferragamo and Versace. For products supplied to us by other individual and corporate suppliers, we apply our sophisticated authentication procedures to ensure that every product offered on our platform is authentic and of high quality.

We have experienced significant growth in recent years. Our net revenues increased by 48.8% from RMB1,743.1 million in 2015 to RMB2,593.8 million (US$376.8 million) in 2016, and increased from RMB442.1 million for the three months ended March 31, 2016 to RMB562.0 million (US$81.6 million) for the three months ended March 31, 2017. Our GMV grew by 34.9% from RMB2,572.6 million in 2015 to RMB3,470.2 million (US$504.1 million) in 2016. For the three months ended March 31, 2017, our GMV was RMB782.0 million (US$113.6 million), compared to the GMV of RMB552.7 million for the three months ended March 31, 2016. Our total orders grew from 623.8 thousands in 2015 to 953.7 thousands in 2016. Total number of orders were 163.9 thousand and 210.7 thousand for the three months ended March 31, 2016 and 2017, respectively. We had net losses of RMB222.0 million and RMB44.6 million (US$6.5 million) in 2015 and 2016, respectively. For the three months ended March 31, 2017, we recorded a net profit of RMB23.5 million (US$3.4 million), compared to a net loss of RMB55.1 million for the three months ended March 31, 2016.

▪
Our Industry

According to the Frost & Sullivan report, the upscale products and services market in China has experienced rapid growth within the past few years and is expected to maintain steady growth in the near future, mainly attributable to the emerging growing population with high purchasing power. According to the Frost & Sullivan report, the middle and high income population is expected to grow at a compound annual growth rate, or CAGR of 13.2% and 11.8% from 2016 to 2021, respectively. The middle and high income population altogether is expected to account for 42% of the total population in China in 2021. The consumption behaviors of this demographic are sophisticated with high brand awareness. They appreciate authenticity, diversification and personalization and widely accept online shopping. Total online retail sales of upscale products and services in China reached RMB250.1 billion (US$36.3 billion) in 2016, representing a CAGR, of 23.1% from 2012, and expected to grow at CAGR of 18.2% from 2016 to 2021. The China online upscale products and services retail market is expected to grow more quickly than those in other countries or regions in the world, according to the Frost & Sullivan report.

The key growth drivers of the online upscale products and services retail in China, according to the Frost & Sullivan report, include: (i) shift in shopping channel choices: the number of online retail consumers in China has increased from 242.0 million in 2012 to 466.7 million in 2016; (ii) changing consumption demands and preferences: consumers in China are increasingly shifting their consumption preference of upscale products and services from well-established luxury brands to other designer and trendy labels/brands, which tend to have limited offline retail presence in selected metropolitan cities in China; and (iii) growing demands from third- and fourth-tier cities: the retail sales of upscale products and services in these cities grew at a CAGR of 15.4% from 2012 to 2016, which is more than twice of that of the first- and second-tier cities.

According to the Frost & Sullivan report, domestic players have dominated online upscale products and services retail market in China over the past years, with a market share of 71.1% in terms of the total retail sales value in 2016. The domination of domestic players is attributable to following: (i) mix of products and services offering; (ii) localized business operations; and (iii) fast reaction to the market. In 2016, among the major players of China's and Asia's online upscale integrated products and services markets, Secoo ranked the highest by GMV and, among online pure upscale products e-commerce platforms, Secoo's market shares in China and Asia were 25.3% and 15.4%, respectively, as measured by GMV, according to the Frost & Sullivan report.

▪
Our Competitive Strengths

We believe the following key competitive strengths have contributed to our growth and success to date:

  ▪
  leading online integrated upscale products and services platform, well-positioned to capture enormous industry opportunities;

  ▪
  large and loyal customer base with high purchasing power and tremendous cross-selling opportunities;

  ▪
  highly reputable platform trusted by brands and customers;

  ▪
  leveraging our comprehensive global supply chain to optimize the shopping experience;

  ▪
  proprietary business intelligence system and strong data analytics capabilities; and

  ▪
  visionary founder, experienced management team and strong corporate culture.

▪
Our Growth Strategies

Our goal is to become a one-stop platform offering a full range of upscale lifestyle products and services. We intend to achieve our goal by pursuing the following growth strategies:

  ▪
  further improving customers and premier members' experience to maximize customer lifetime value. We intend to further develop a superior customer experience through enhanced online functionality and deluxe customer services, supported by technological innovation;

  ▪
  strengthening brand relationships and expand products offerings. We intend to work closely with our existing brand partners and increasingly form direct supply relationships with domestic and global brands and plan to further expand our product offerings with a broader selection of product categories;

  ▪
  further strengthening big data capabilities. We will continue to strengthen our technology infrastructure in pursuit of operational excellence, especially our big data technology, to effectively utilize the large amount of user behavioral data generated through our website and mobile applications; and
  ▪
  expanding international coverage. We may pursue strategic initiatives to expand our business overseas, including by setting up websites, warehouses, payment systems and physical sales outside of China and promoting our Secoo brand to new overseas customers.
▪
Our Challenges

Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties, including those relating to our ability to:

  ▪
  maintain and enhance the recognition and reputation of our Secoo brand;

  ▪
  attract new customers and retain existing customers in a cost efficient way;

  ▪
  attract adequate talent to manage our growth or execute our strategies effectively;

  ▪
  verify the authorization and import procedure of products sourced from suppliers;

  ▪
  manage and expand our relationships with suppliers and procure products at favorable terms;

  ▪
  provide good customer experience and offer products that attract new customers and new purchases from existing customers; and

  ▪
  compete effectively.

In addition, we face risks and uncertainties related to our corporate structure and doing business in China, including:

  ▪
  PRC government may deem that the contractual arrangements in relation to Beijing Auction and Beijing Secoo do not comply with PRC regulatory restrictions on foreign investment in the relevant industries;

  ▪
  we rely on contractual arrangements with our variable interest entities and their shareholders for substantially all of our business operations;

  ▪
  substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law;

  ▪
  the shareholders of our variable interest entities may have potential conflicts of interest with us;

  ▪
  we are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and there are risks and uncertainties regarding the ability of our PRC subsidiaries to make payments of dividends to us under PRC laws and regulations; and

  ▪
  changes in China's economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

In addition, you may also face risks involved in investing in our ADSs, including:

  ▪
  there is no public market for our shares or ADSs prior to this offering;

  ▪
  there could be volatility of the trading prices of our ADSs; and

  ▪
  an ADS holder has fewer rights than holders of ordinary shares.

See "Risk Factors" and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

▪
Recent Corporate Developments

In 2015 and 2016, we opened four more offline experience centers located in Shanghai, Chengdu, Hong Kong and Malaysia. We launched Secoo Check in April 2016, which allows customers to make payments for our merchandise products in installments. In 2016 and 2017, we achieved success in expanding collaborations with top global brands. For example, in 2016, we began collaboration with Tod's, under which Tod's makes customized products exclusively for us. In July 2016, we became Gentle Monster's first online retail platform for eyewear products in China. We became an authorized online retailer for Versace and Salvatore Ferragamo in China in 2016 and 2017, respectively. In June 2016, we entered into strategic cooperation partnership with China's largest real estate developer, Country Garden, and jointly incorporated Secoo Garden Tradings Sdn. Bhd. and opened our offline experience center in Malaysia to tap into southeast Asian market.

▪
Corporate History and Structure

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Due to the restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our consolidated variable interest entities, in which we have no ownership interest, and their shareholders to conduct most aspects of our operation. We have relied and expect to continue to rely on these contractual arrangements to hold our ICP license as an internet information provider and to conduct our auction business. We currently generate substantially all of our revenues from our consolidated variable interest entities.

In February 2008, Mr. Richard Rixue Li and Ms. Zhaohui Huang, or the Founders, formed Hong Kong Secoo Investment Group Limited, or Hong Kong Secoo, in Hong Kong as a holding company. Our founders also formed Beijing Secoo Trading Limited, or Beijing Secoo, in Beijing, China in April 2009. We commenced our current upscale product retail business under our Secoo brand through Beijing Secoo in 2011. We opened our first offline experience center in Beijing in January 2011 and launched our website in April in the same year. Our mobile application was launched in December 2013.

In January 2011, we incorporated Secoo Holding Limited in the Cayman Islands as our offshore holding company in order to facilitate international financing and it acquired 100% of the equity interests in Hong Kong Secoo in February 2011. In May 2011, we established, through Hong Kong Secoo, a wholly owned PRC subsidiary, Kutianxia (Beijing) Information Technology Limited, or Kutianxia, which in turn established Beijing Zhiyi Heng Sheng Technology Service Co., Ltd in Beijing, China to conduct our after-sales repair and maintenance services in September 2012.

In September 2014, our Founders formed Beijing Wo Mai Wo Pai Auction Co., Ltd., or Beijing Auction, in Beijing, China, to operate the auction business and provide an online marketplace for auction sales of upscale products.

In January 2014, we incorporated Secoo Inc. in the United States. In March 2015, we incorporated Secoo Italia SRL in Italy. These two subsidiaries to conduct procurement and trading business in those regions.

Through Kutianxia, we obtained control over Beijing Secoo and Beijing Auction in May 2011 and September 2014, respectively, by entering into a series of contractual arrangements with Beijing Secoo and Beijing Auction and their respective shareholders. Beijing Secoo and Beijing Auction hold our internet content provision license, or ICP license, as an internet information provider and operates our website and Beijing Auction holds our license for auction businesses.

These contractual arrangements allow us to:

  ▪
  exercise effective control over Beijing Secoo and Beijing Auction;

  ▪
  receive substantially all of the economic benefits of Beijing Secoo and Beijing Auction; and

  ▪
  have an exclusive option to purchase all or part of the equity interests in Beijing Secoo and Beijing Auction when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of Beijing Secoo and Beijing Auction, and we treat them as our variable interest entities under United States generally accepted accounting principles, or U.S. GAAP. We have consolidated the financial results of Beijing Secoo and Beijing Auction and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following diagram illustrates our corporate structure, including our major subsidiaries and consolidated variable interest entities, as of the date of this prospectus:

Secoo Holding Limited (Cayman Islands)
100%
Hong Kong Secoo Investment Group Limited (Hong Kong)
Secoo Inc. (the United States)
100%
Secoo Italia SRL (Italy)
100%
Secoo Garden Tradings Sdn. Bhd. (Malaysia)
85%
100%
Outside PRC
Inside PRC
100%
Kuxin Tianxia (Tianjin) E-commerce Limited
100%
Kutianxia (Beijing) Information Technology Limited
100%
Beijing Zhiyi Heng Sheng Technology Service Co., Ltd.
Beijing Wo Mai Wo Pai Auction Co., Ltd.
Beijing Secoo Trading Limited
100%
Shanghai Secoo E-commerce Limited
Equity Interest
Contractual arrangements

▪
Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company's internal control over financial reporting. We intend to take advantage of the exemption from the auditor attestation requirement for as long as we remain an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three year period, issued more than US$1.07 billion in non-convertible debt; or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

▪
Enforceability of Civil Liabilities

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, our directors and executive officers, and some of the experts named in this prospectus, reside within China, and most of the assets of these persons are located within China. The laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

▪
Corporate Information

Our principal executive offices are located at 15/F, Building C, Galaxy SOHO, Chaonei Street, Dongcheng District, Beijing 100000, The People's Republic of China. Our telephone number at this address is +86 10 6588-0135. Our registered office in the Cayman Islands is located at P.O. Box 613 GT, 3rd Floor Harbour Centre, George Town, Grand Cayman KY1-1107, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.secoo.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is               , located at               .

▪
Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

  ▪
  "active customers" for a specified period are to a customer account that made at least one purchase during the specified period;

  ▪
  "ADSs" are to our American depositary shares, each of which represents                ordinary shares;

  ▪
  "average sales per order" for a period are to the GMV divided by the total orders for such period;

  ▪
  "China" or the "PRC" is to the People's Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

  ▪
  "GMV" for a given period is to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers for such period, regardless of whether the products are delivered or returned or whether the services are cancelled;

  ▪
  "one-year customer retention rate" for a given year is to the percentage rate calculated from dividing the number of active customers of the preceding year who make purchases on our online platform or in our offline experience centers in the given year by the number of active customers of the preceding year;

  ▪
  "registered members" as of a specified date are to any consumer who has registered and created an account on our platform;

  ▪
  "repeat customers" for a given year are to any customer who had purchased products or services from us at least twice in such year;

  ▪
  "RMB" and "Renminbi" are to the legal currency of China; and

  ▪
  "Secoo," "we," "us," "our company" and "our" are to Secoo Holding Limited, its subsidiaries and its consolidated variable interest entities;

  ▪
  "SKUs" for a given period are to stock keeping units offered on our online platform and in our offline experience centers. The number of SKUs does not represent the number of distinct products offered on our online platform and in our offline experience centers;

  ▪
  "Total orders" for a given period are to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers for such period, regardless of whether the products are delivered or returned or whether the services are cancelled; and

  ▪
  "US$," "U.S. dollars," "$," and "dollars" are to the legal currency of the United States.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of the over-allotment option.

 THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]
ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)
Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).
The ADSs	Each ADS represents ordinary shares, par value US$0.001 per share.
The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds

We expect that we will receive net proceeds of approximately US$          million from this offering, assuming an initial public offering price of US$          per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to invest in our marketing and branding efforts, including enhancing our brand coverage and promotional activities, setting up additional offline experience centers and growing our active customers, optimize our logistics network, strengthen our IT infrastructure and technology capabilities, and for general corporate purposes, which may include working capital needs and potential acquisitions, investments and alliances, although we are not currently negotiating any such transactions. See "Use of Proceeds" for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]
Lock-up

[We, our directors, executive officers and all of our existing shareholders and option holders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus.] See "Shares Eligible for Future Sales" and "Underwriting."

[Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of          ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]

Listing

We intend to apply to have the ADSs listed on the [NASDAQ Global Market/NYSE] under the symbol "          ." Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payments and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2017.
Depositary
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks that you should carefully consider before investing in our ADSs.

SUMMARY CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following summary consolidated statements of comprehensive income/(loss) data (other than ADS data and US$ data) for the years ended December 31, 2015 and 2016 and summary consolidated balance sheets data (other than US$ data) as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The following summary consolidated statements of comprehensive income/(loss) data (other than ADS data and US$ data) for the three months ended March 31, 2016 and 2017 and summary consolidated balance sheet data (other than pro forma data and US$ data) as of March 31, 2017 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data and Operation Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Comprehensive Income/(Loss) Data
Total net revenues	1,743,128	2,593,822	376,833	442,109	561,952	81,642
Cost of revenues	(1,526,047)	(2,193,676)	(318,700)	(382,046)	(465,139)	(67,576)
Gross profit	217,081	400,146	58,133	60,063	96,813	14,066
Total operating expenses	(428,869)	(429,378)	(62,381)	(117,177)	(72,895)	(10,590)
Net (loss)/profit	(222,003)	(44,573)	(6,477)	(55,130)	23,544	3,421
Net loss per share — Basic and diluted	(81.22)	(89.06)	(12.94)	(28.55)	(33.70)	(4.9)
Net loss per ADS(1) — Basic and diluted
Weighted average number of shares outstanding used in computing net loss per share — Basic and diluted	5,364,536	7,189,933	7,189,933	5,674,631	7,500,000	7,500,000

Note:

(1)
Each ADS represents                 ordinary shares.

	As of December 31,			As of March 31, 2017
	2015	2016
						RMB Pro forma(1)	US$ Pro forma(1)
	RMB	RMB	US$	RMB	US$
	(All amounts in thousands)
Summary Consolidated Balance Sheets Data
Cash and cash equivalents	284,622	55,555	8,071	14,142	2,055	14,142	2,055
Restricted cash	155,584	155,792	22,634	155,795	22,634	155,795	22,634
Accounts receivable	7,518	20,992	3,050	20,235	2,940	20,235	2,940
Inventories, net	464,488	752,103	109,266	793,391	115,261	793,391	115,261
Total assets	983,138	1,045,816	151,937	1,046,675	152,059	1,046,675	152,059
Accounts payable	289,061	274,629	39,898	264,180	38,380	264,180	38,380
Total liabilities	665,466	739,435	107,425	721,220	104,778	721,220	104,778
Total mezzanine equity	1,079,939	1,754,534	254,901	2,021,391	293,669	5,205	756
Total liabilities, mezzanine equity and deficit	983,138	1,045,816	151,937	1,046,675	152,059	1,046,675	152,059

(1)
All of the preferred shares will automatically convert into ordinary shares on a one-on-one basis immediately prior to the completion of this offering. The unaudited pro forma balance sheet information as of March 31, 2017 assumes the automatic conversion of all of the outstanding preferred shares into ordinary shares on a one-to-one basis, as if conversion had occurred as of March 31, 2017.

Summary Operating Data

The following table presents our summary operating data as of or for the periods indicated:

	Year Ended December 31,		For the Three Months Ended March 31,
	2015	2016	2016	2017
GMV(1) (in RMB millions)	2,572.6	3,470.2	552.7	782.0
Total orders(2) (in thousands)	623.8	953.7	163.9	210.7
Active customers(3) (in millions)	0.27	0.30	0.08	0.10

	As of December 31,		As of March 31,
	2015	2016	2016	2017
Registered members(4) (in millions)	8.6	13.1	9.4	13.9

Note:

(1)
"GMV" for a given period is to the total value of orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centres for such period, regardless of whether the products are delivered or returned or whether the services are cancelled;

(2)
"total orders" for a given period are to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centres for such period, regardless of whether the products are delivered or returned or whether the services are cancelled;

(3)
"active customers" for a specified period are to a customer account that made at least one purchase during the specified period; and

(4)
"registered members" as of a specified date are to any consumer who has registered and created an account on our platform.

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

▪
Risks Related to Our Business

Any harm to our Secoo brand or reputation may materially and adversely affect our business and growth prospects.

We believe that the recognition and reputation of our Secoo brand among our customers, suppliers, brands, third-party merchants and other service providers have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

  ▪
  provide a good online shopping experience to customers;

  ▪
  maintain the popularity, diversity, quality and authenticity of the products we offer;

  ▪
  maintain the efficiency, reliability and quality of our fulfillment services;

  ▪
  maintain or improve customer satisfaction with our after-sales services;

  ▪
  increase brand awareness through advertising and brand promotion activities; and

  ▪
  preserve our reputation and goodwill in the event of any negative publicity on customer services, internet security, product quality, price or authenticity, or other issues affecting us or the online retail industry in China in general.

A public perception that unauthorized, non-authentic, counterfeit or defective goods are sold on our platform or that we or our third-party service providers do not provide satisfactory customer service, regardless of veracity, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers or retain our current customers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our website, mobile applications, offline experience center, products and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have been growing rapidly since we commenced our current business operations in 2011. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, suppliers, brand owners, third-party merchants and other service providers. As we selectively increase our product offerings, we will need to work with different groups of new suppliers and third-party merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers, brand owners and third-party merchants. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We cannot assure you that we will be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

We have incurred and in the future may continue to incur net losses and negative cash flow from operating activities.

We have incurred net losses since we commenced our current business operations in 2011. Our net losses were RMB222.0 million and RMB44.6 million (US$6.5 million) in 2015 and 2016, respectively. For the three months ended March 31, 2017, we recorded a net profit of RMB23.5 million (US$3.4 million), compared to a net loss of RMB55.1 million for the three months ended March 31, 2016. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to increase our gross margin by obtaining more favorable terms from our suppliers as our business further grows in scale, managing our product mix, expanding our online platform and our offline experience centers and services and offering value-added services with higher margins. Accordingly, we intend to continue to invest heavily for the foreseeable future in our fulfillment infrastructure, website, mobile applications, offline experience centers and new technology to support an even larger selection of products and to offer additional value-added services. As a result of the foregoing, we believe that we may continue to incur net losses and negative cash flow for some time in the future.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We source products from third-party suppliers. Our suppliers include brands, brand authorized distributors and individual and corporate suppliers (including professional shoppers). Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable terms. We typically enter into one-year framework agreements with most of our suppliers on an annual basis, and these framework agreements do not ensure availability of products, continuation of particular pricing practices or payment terms beyond the end of the contractual term. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the expiration of their current contracts with us. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantities and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. Furthermore, as some of our suppliers source from brands with vertically integrated exclusive distribution channels, if these brands synchronize their global pricing strategies, our suppliers might not be able to source products with competitive prices. In the event that we are not able to source products at favorable prices, our net revenues and gross profit as a percentage of net revenues may be materially and adversely affected. In addition, brand suppliers may restrict us from sourcing their brand products from other sources to protect their brand, which may adversely and materially affect our global supply chain system, and hence reduce our operation efficiency.

In the event that any of our suppliers fail to obtain authorization from the relevant brands to sell certain products to us, they may be prevented from selling products to us or selling vintage goods at our online platform, which may adversely affect our business and net revenues. In addition, if our suppliers cease to grant us favorable payment terms, our working capital requirements may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, we may be unable to meet customer demands for these products or to offer these products at attractive prices. Any negative developments in our relationships with our existing suppliers or failure to attract new suppliers and third party merchants could materially and adversely affect our business and growth prospects.

If we are unable to provide good customer experience, our business and reputation may be materially and adversely affected.

The success of our business hinges on our ability to provide good customer experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer authentic products at competitive prices, source products to respond to evolving customer tastes and demands, maintain the quality of our products and services, and provide timely and reliable delivery, flexible payment options and good after-sales service.

We rely on contracted third-party delivery service providers to deliver our products and under some circumstances, collect payment. Interruptions to or failures in the delivery services could prevent the timely or successful delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as inclement weather, natural disasters, transportation disruptions or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept delivery and have less confidence in our services. Furthermore, the delivery personnel of contracted third-party delivery service providers directly interact with our customers on our behalf. Any failure for these personnel to provide high-quality delivery and payment collection services to our customers may negatively impact the shopping experience of our customers, damage our reputation and cause us to lose customers.

If our customer service representatives, sales representatives or maintenance engineers and technicians fail to provide satisfactory service, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

If we are unable to offer products that attract new customers and new purchases from existing customers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new customers as well as new purchases from existing customers. Constantly changing consumer preferences and product trends have affected and will continue to affect the online and offline upscale product retail industry in China. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential customers. Our platform makes product recommendations to customers based on their purchases or browsing history, and we also send e-mails to our customers with product recommendations tailored to their purchase profile. Our ability to make individually tailored recommendations is dependent on our business intelligence system, which tracks, collects and analyzes our users' browsing and purchasing behaviors, to provide accurate and reliable information. In addition, our customers choose to purchase authentic and quality products on our platform due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or physical stores. If our customers cannot find their desired products on our website or offline experience centers at attractive prices, our customers may lose interest in us and visit our platform less frequently or even stop visiting our platform, which in turn may materially and adversely affect our business, financial condition and results of operations.

We plan to further expand our fulfillment infrastructure. If we are not able to manage such expansion successfully, or if we experience any interruption in the operation of our fulfillment infrastructure, our growth potential, business and results of operations may be materially and adversely affected.

We believe our fulfillment network, currently consisting of strategically located logistics centers in Beijing, Shenzhen and Hong Kong and supported by our offline experience centers in Shanghai and Chengdu which perform certain warehousing functions, is essential to our success. If any of the landlords terminates existing lease agreements with us, or materially alters any existing arrangements with us, we may be forced to leave the premises and may not be adequately compensated for our investment, or at all. We plan to establish more logistics centers to increase our warehouse capacity, accommodate more customer orders and provide better coverage of our target markets. As we continue to add logistics centers, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to lease new facilities suitable to our needs on commercially acceptable terms or at all. We may not be able to recruit a sufficient number of qualified employees with regards to the expansion of our fulfillment network. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

Further, our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of our logistics centers. Our fulfillment infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our logistics centers or offline experience centers were rendered incapable of operations, then we may be unable to fulfill any orders in the relevant regions. In addition, natural disastrous events, such as fire and flood, could damage our fulfillment infrastructure and result in damages to our inventory stored in or delivered through our fulfillment infrastructure, which would cause losses in our operations. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We have invested and will continue to invest in upgrading our technology platform and expanding our offline experience centers and logistics centers. We are likely to incur costs associated with these investments before receiving the anticipated return, and the actual return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our business, prospects, financial condition and results of operations.

We have a limited operating history with our current business model and business approach, which makes it difficult to predict our future prospects and financial performance.

We have a limited operating history with our current business model. We commenced our current merchandising sales business model in 2011. We opened our first offline experience centers in Beijing and launched our website in April in the same year. We launched our mobile application and began to significantly expand our marketplace services business in 2013 and 2014, respectively. We expanded direct cooperation with top-tier global brands and offered omni-channel commerce solutions to physical boutiques and department stores in 2016. Under our current business model, we have generated limited revenues, and may not produce significant revenues in the near term which may harm our ability to obtain additional financing and may require us to reduce or discontinue our operations. The upscale product market in China is still in its early stage. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage operating company in a new and rapidly evolving industry. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, operating results and financial condition.

We face intense competition. We may lose market share and customers if we fail to compete effectively.

The retail market of upscale products in China is fragmented and highly competitive. We face competition from traditional offline upscale products retailers and their online platforms, domestic and global brand online platforms, major domestic e-commerce platforms and global online upscale products retailers, such as Net-A-Porter.com. See "Business — Competition." Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including investing more heavily in research and development and expanding of their product and service offerings through acquisition. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their websites and system development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our revenues, market share, customer base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our platform, or for products sold on our platform that infringe on third-party intellectual property rights, or for other misconduct.

We sourced our products from third-party suppliers. Although we have adopted measures to verify the authenticity and authorization of products sold on our platform and avoid potential infringement on third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful in these efforts.

In the event that counterfeit, unauthorized or infringing products are sold on our platform, we could face claims for which we may be held liable. We have not in the past received claims alleging our infringement on third parties' rights, and if we receive such claims in the future irrespective of their validity, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. If we negligently participate or assist in infringement activities associated with counterfeit goods, we may be subject to potential liability under PRC law including injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

In addition, we believe that, our suppliers include individuals who engaged in "parallel importing", the importing of legally obtained branded or patented products from one country or region into another country or region for sale without the consent of the intellectual property owner. Although our suppliers are responsible for the products they source, we have offered and are still offering products on our platform which we believe to be parallel imported. We may be subject to claims alleging that some products sold on our online platform or at our offline experience centers have not been authorized by the relevant brand owners, or may otherwise infringe upon third-party trademark rights.

Our form supply agreement requires suppliers to indemnify us for any losses we suffer or any costs that we incur arising from the quality, validity and legality of any products they supply to us. However, not all of our suppliers have entered into agreements with these terms, and for those suppliers entering into agreements with these terms, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. See "— Risks Related to Doing Business in China — We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies."

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, and the Ministry of Industry and Information Technology, or MIIT. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and distribution of upscale products, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our online platform operation, including the ICP license for Secoo.com and ICP license for auction business, auction business permit, as well as approvals for the establishment of foreign-invested enterprises engaging in the sale of goods over the internet. See "Regulation — Regulations Relating to Foreign Investment" and "Regulation — Licenses and Permits."

As of the date of this prospectus, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding improper use or lack of approvals, licenses and permits. However, we cannot assure you that we will not be subject to any penalties in the future. As online retailing is still evolving in China, new laws and regulations may be adopted from time to time to require additional approvals, licenses and permits other than those we currently have, and address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. For example, we offer mobile applications to mobile device users. It is uncertain if our variable interest entities will be required to obtain a separate operating license in addition to the valued-added telecommunications business operating licenses for internet content provision service. Although we believe that we are not required to obtain such separate license, which is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

We may be challenged by relevant government authorities for products sold on our platform sourced from suppliers who fail to comply with PRC customs laws and regulations.

A large portion of products supplied by our suppliers are imported from countries or regions outside of China. Pursuant to relevant PRC customs laws and regulations, failure to complete proper import procedures or evading custom duties may lead to administrative or criminal sanctions imposed by competent PRC governmental or judicial authorities. Moreover, competent PRC governmental or judicial authorities may also impose sanctions on anybody who has (i) directly purchased illegally imported goods with the knowledge that such goods were illegally imported into China, or (ii) intentionally financed or otherwise assisted in such activities. Thus, our standard purchase agreement requires our suppliers to warrant to us as to the legality of the importing procedure of such products in either the purchase agreement with us or other written documents. According to our suppliers, for certain commercial and confidential reasons, they did not provide us with complete customs declaration documents or documents evidencing due payment of import duties. In addition, we cannot assure you that all of our suppliers are aware of customs laws and regulations that they should follow. Therefore, although our suppliers warrant that such products are imported legally through the proper import procedures and with the payment of the requisite custom duties, we cannot fully verify such statements ourselves.

Despite our efforts to distinguish and reject products with questionable sources, we have not been able to have full knowledge the customs clearance procedures that have been conducted for such products and we cannot rule out the possibility that we may be subject to investigations or sanctions. We adopted a new standard purchase agreement in the first quarter of 2015 which requires suppliers to indemnify us for any losses we suffer or any costs that we incur due to the illegal sourcing of their products. However, we may not be able to successfully enforce our contractual rights and may resort to costly and lengthy legal proceedings in China to protect our rights, which may cause us to incur significant costs and efforts and may divert our management's attention from day-to-day operations. See "— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us."

Although, we have not in the past been the subject of any regulatory investigations or any civil, administrative or criminal sanctions under PRC customs laws and regulations, and, as of the date of this prospectus, we are not aware of any such claims or actions by government authorities against us, and have no reason to believe that any such claims or actions will be brought forth in the foreseeable future, due to uncertainties in the interpretation and enforcement of PRC customs laws and regulations, we may be determined by competent governmental or judicial authorities to be in violation of PRC customs laws and regulations as a result of purchasing goods from law-breaking suppliers.

Starting from the first quarter of 2015, we further streamlined our supplier management including actively request that our suppliers produce complete customs declaration documents and documents evidencing due payment of import duties for products sold to us. However, we cannot guarantee you that we will be able to effectively manage our suppliers. Any adverse developments in our relationship with suppliers could materially and adversely affect our business reputation and growth prospects.

Our expansion into new product categories and new services may expose us to new challenges and more risks.

Since we commenced our current business operations in 2011, we have focused on selling upscale products such as watches, handbags and jewelry. We have expanded our product offerings in recent years to include selected categories of upscale lifestyle products and services, such as reservation services for luxury hotels or travel packages, and Secoo Check. Expansion into diverse new product categories and new services involves new business and legal risks and challenges. Our lack of familiarity with these products and services and lack of relevant customer data relating to these products and services may make it more difficult for us to anticipate customer demand and preferences. We might also incur additional costs to ensure compliance of laws and regulations. In addition, regulatory requirements relations to these products and services may be still evolving.

We may misjudge customer demand, resulting in excessive inventory and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery of products. In addition, we may experience higher product returns on new categories of products we offer, receive more customer complaints about them and face costly product liability claims, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new categories. It may be more difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

Changes in our customers, product mix and pricing strategy could cause our gross profit margin percentage to decline in the future.

From time to time, we have experienced overall changes in the product mix demand of our customers. When our product mix changes, there can be no assurance that we will be able to maintain our historical gross profit margins. Changes in our customers, product mix, volume of orders or the prices charged could cause our gross profit margin percentage to decline. Our gross profit margin percentage may also come under pressure in the future if we increase the percentage of younger generations in our customer base, as sales to these customers are generally at lower margins. We have offered, and might continue to offer, greater product discounts to promote our mobile platform or flash sales and auction sales format which could result in the decrease of our gross profit margin percentage.

If we fail to forecast customer demand or manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory. Demand for upscale products, however, may change significantly between the time a product is ordered by us and the date of sale on our platform. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes and other factors, and our customers may not order products in the quantities that we expect. It may be difficult to accurately forecast customer demand, and determine the appropriate products to procure.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial working capital, preventing us from using that funding for other business purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in lost sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

If we are unable to conduct marketing and sales activities cost-effectively, or if our customer acquisition costs or costs associated with serving our customers increase, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant expenses on a variety of advertising and brand promotion initiatives designed to enhance our brand recognition, acquire new customers and increase sales of our products. We incurred RMB243.6 million and RMB218.8 million (US$31.8 million) of marketing expenses in 2015 and 2016, respectively. For the three months ended March 31, 2017, we incurred RMB33.8 million (US$4.9 million) of marketing expenses, compared to RMB60.7 million for the three months ended March 31, 2016. We expect to continue to spend significant amounts to acquire additional customers and retain existing customers, primarily through advertising and brand promotion initiatives. Our decisions regarding investments in customer acquisition are based upon our analysis of the revenue we have historically generated per customer over the expected lifetime value of the customer. Our analysis of the revenue that we expect a customer to generate over his or her lifetime depends upon several estimates and assumptions, including the demographic groups of the customers, whether a customer will make a second order, whether a customer will make multiple orders in a month, average sales per order and the predictability of a customer's purchase pattern. Our experience in markets or customer demographic groups in which we presently have low penetration rates may differ from our more established markets.

Our brand promotion and marketing activities may not be as effective as we anticipate. If our estimates and assumptions regarding the revenue we can generate from customers prove incorrect, or if the revenue generated from new customers differs significantly from that of existing customers, we may be unable to recover our customer acquisition costs or generate profits from our investment in acquiring new customers. Moreover, if our customer acquisition costs or other operating costs increase, the return on our investment may be lower than we anticipate irrespective of the revenue generated from new customers. If we cannot generate profits from this investment, we may need to alter our growth strategy, and our growth rate and results of operations may be harmed. In addition, marketing approaches and tools in the upscale product retail market in China are evolving, which require us to keep pace with industry developments and changing preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability, if any.

We use third-party delivery companies to deliver our products to customers. If these couriers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We engage a number of third-party delivery companies to deliver our products to our customers. Interruptions to or failures in these third parties' delivery services could prevent the timely or proper delivery of our products to customers. These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, transportation disruptions or labor unrest. In addition, if our third-party couriers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. We may not be able to find replacement delivery companies to provide delivery services in a timely and reliable manner, or at all. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage, especially those local companies with relatively small business scales. If our products are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Uncertainties relating to the growth and profitability of the upscale product retail industry in China in general, and the online upscale product retail industry in particular, could adversely affect our revenues and business prospects.

We generate a significant portion of our revenues from online retail, especially mobile applications. While online retail has existed in China since the 1990s, only recently have certain large online retail companies become profitable. The long-term viability and prospects of various online retail business models in China remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the online retail industry in China, which may be beyond our control. These factors include:

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  the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

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  the trust and confidence level of online retail consumers in China, as well as changes in customer demographics and consumer tastes and preferences;

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  the selection, price and popularity of products that we and our competitors offer online;

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  whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

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  the development of fulfillment, payment and other ancillary services associated with online purchases.

A decline in the popularity of online shopping in general, or any failure by us to adapt our platform and improve the online shopping experience of our customers in response to trends and consumer requirements, may adversely affect our net revenues and business prospects.

Furthermore, the upscale product retail industry in China is very sensitive to macroeconomic changes, particularly changes in disposable income, and retail purchases tend to decline during recessionary periods. Substantially all of our net revenues are derived from retail sales in China. Many factors outside of our control, including inflation and deflation, volatility of stock and property markets, interest rates, tax rates and other government policies and unemployment rates can adversely affect disposable income level, consumer confidence and spending, which could in turn materially and adversely affect our growth and profitability, if any. Unfavorable developments in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect disposable income level, consumer confidence and reduce spending, which could in turn materially and adversely affect our growth and profitability, if any.

Inability to obtain additional financing on commercially reasonable terms in the future may materially and adversely affect our business, results of operations and financial condition.

The online retail industry in China is very competitive. Maintaining our competitiveness and implementing our growth strategies both require us to obtain sufficient funds to maintain and expand our online and offline upscale product retail platform. We believe that our current cash and cash equivalents, together with our anticipated cash from operations, will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. Such additional financing may not be available on commercially reasonable terms, or at all. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. To the extent that we raise additional financing by issuing equity securities or convertible debt securities, our shareholders may experience substantial dilution, and to the extent we engage in debt financing, we may become subject to restrictive covenants that could limit our flexibility in conducting future business activities. Financial institutions may request credit enhancement such as third-party guarantee and pledge of equity interest in order to extend loans to us.

Our ability to obtain additional financing on acceptable terms is subject to a variety of uncertainties, including:

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  PRC governmental policies relating to bank loans and other credit facilities;

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  economic, political and other conditions in China;

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  investors' perception of, and demand for, securities of online retail companies;

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  conditions of the United States and other capital markets in which we may seek to raise funds; and

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  our future results of operations, financial condition and cash flows.

If additional financing is not available on acceptable terms or at all, we may not be able to fund our expansion, enhance our products and services, respond to competitive pressures or take advantage of investment or acquisition opportunities, all of which may adversely affect our results of operations and business prospects.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weakness in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2015 and 2016, we and our independent registered public accounting firm identified a "material weakness" in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge to implement key controls over period end financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Our failure to correct the material weakness and control deficiencies or to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent accountant conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses and deficiencies. Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent accountant must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, after we cease to be an emerging growth company our independent accountant, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Richard Rixue Li, our founder, director and chief executive officer, and other executive officers. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our senior management and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly experienced engineers and technicians with expertise in upscale product authentication. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. Labor costs in China have increased with China's economic development, particularly in the large cities where we operate our logistics centers. Rising inflation in China, which has had a disproportionate impact on everyday essentials such as food, is also putting pressure on wages. In addition, as we are still a company at an early stage of development, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all. If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

We may be the subject of anti-competitive, harassing, or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, short seller reports and the public dissemination of malicious characterization of our business.

We have been subject to negative postings and other media exposure in the past. We may become the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies and short seller reports. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers and the goods and services offered by them and often act on such information without further investigation or authentication and without regard to its accuracy. Information on social media platforms and devices is easily accessible, and any negative publicity on us or our founders and management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filtering or verification of the content posted. Information posted may be inaccurate and may harm our reputation, performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and net revenues and adversely affect the price of our ADSs.

We may be subject to product liability claims if people or properties are harmed by the products or services we sell.

We sell products manufactured by third parties, some of which may be defectively designed or manufactured. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the retailer of the product. Although we would have legal recourse against the manufacturer of such products under PRC law, enforcing our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our website and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain customers and provide quality customer service. The majority of our sales are made online through our website and mobile applications. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our website or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the online retail industry in China, we believe we are a particularly attractive target for such attacks. We may experience such attacks and unexpected interruptions in the future. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue.

Additionally, we must continue to upgrade and improve our technology platform to support our business growth, especially our big data technology, to effectively utilize the large amount of user behavioral data generated through our website and mobile applications. Failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. In addition, we experience surges in online traffic and orders associated with promotional activities and holiday seasons, such as Double 11 Singles Day Shopping Festival and December 17, which can put additional demands on our technology platform at specific times. If our existing or future technology platform does not function properly, we may experience system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

Any deficiencies in China's internet infrastructure could impair our ability to sell products over our website and mobile applications, which could cause us to lose customers and harm our operating results.

The majority of our sales are made online through our website and mobile applications. Our business depends on the performance and reliability of the internet infrastructure in China. The availability of our website depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into or renew agreements with these providers on commercially acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our customers could be adversely affected. Almost all access to the internet in China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give customers access to our website. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent consumers from accessing our website and mobile applications and placing orders, and frequent interruptions could frustrate customers and discourage them from attempting to place orders, which could cause us to lose customers and harm our operating results.

If we fail to adopt new technologies or adapt our website, mobile applications and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website and mobile applications. The internet and the online retail industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. The development of websites, mobile applications and other proprietary technology entails significant technical and business risks. We cannot assure you that we will be able to use new technologies effectively or adapt our website, mobile applications, proprietary technologies and systems to meet evolving customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Purchases using mobile devices by consumers generally, and by our customers specifically, have increased significantly in recent years, and we expect this trend to continue. To optimize the mobile shopping experience, we are somewhat dependent on our customers downloading our specific mobile applications for their particular devices as opposed to accessing our sites from an internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices, if problems arise with our relationships with providers of mobile operating systems or mobile application stores, if our applications receive unfavorable treatment compared to competing applications on the stores, or if we face increased costs to distribute or market our mobile applications. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or mobile applications or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices or mobile applications. In the event that it is more difficult for our customers to access and use our sites on their mobile devices or mobile applications, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites or incompatible with our mobile applications, our customer growth could be harmed and our business, financial condition and operating results may be adversely affected.

Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the online retail industry is the secure storage of confidential information and its secure transmission over public networks. The majority of the orders and some of the payments for products we offer are made through our website and our mobile applications. In addition, some online payments for our products are settled through third-party online payment services providers. We also share certain non-sensitive personal information about our customers with contracted third-party couriers that are consented by our customers in advance, such as their names, addresses, phone numbers and transaction records.

Maintaining complete security for the storage and transmission of confidential information on our technology platform, such as customer names, personal information and billing addresses, is essential to maintaining customer confidence. We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, hacking, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of customer visits to our website and use of our mobile applications. Such individuals or entities obtaining our customers' confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services, through which some of our customers may elect to make payment for purchases. Our contracted third-party delivery companies we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Any negative publicity on our website's or mobile applications' safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. We cannot assure you that events of security breaches will not occur in the future. If we grant third parties greater access to our technology platform in the future as part of providing more technology services to third-party merchants and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of our contracted third-party couriers or third-party online payment service providers could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently been subject to increased public scrutiny. As online retail continues to evolve, we believe that there will likely be increased regulation by the PRC government of data privacy on the internet. We may become subject to new laws and regulations on the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party sellers. We generally comply with industry standards for data privacy and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We provide our customers with a variety of payment options, including online payments with credit cards and debit cards issued by major banks in China, payment through major third-party online payment platforms, such as Alipay, UnionPay and Wechat Pay, bank transfers, cash on delivery (for products with low purchase prices) and payment using our store credits. In 2016, we launched Secoo Check at our online platform, through which our customers can make payments for our merchandise products in installments. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and cash on delivery options.

We also rely on third parties to provide payment processing services. Given that customers place their orders online but may choose the cash-on-delivery option, the delivery personnel of our contracted third-party delivery companies collect payments on our behalf, and we require the contracted third-party couriers to remit the payment collected to us on a weekly basis. If these companies fail to remit the payment collected to us in a timely fashion or at all, if they become unwilling or unable to provide these services to us, or if their service quality deteriorates, our business could be disrupted. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

Our delivery, return and exchange policies may adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full shipping cost on to our customers. We may also be required by laws and regulations to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the amended Consumer Protection Law, which became effective in March 2014, consumers are generally entitled to return products purchased within seven days upon receipt without giving any reasons when they purchase the products from business operators on the internet. See "Regulation — Regulation, Relating to Product Quality and Consumer Protection." These policies improve customers' shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in loss of existing customers or failure to acquire new customers in a timely manner, which may materially and adversely affect our results of operations.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

As of the date of this prospectus, we leased 38 properties for our offices, offline experience centers, logistics centers, and parking lots. The lessors of some leased properties have not been able to provide proper ownership certificates for the properties that we lease or prove their rights to sublease the properties to us or do not hold legal certificates to legally lease properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

As of the date of this prospectus, we are not aware of any claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms commercially acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties' challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We have granted options, and may continue to grant options, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in December 2014, or the 2014 Plan. Under the 2014 Plan, we are authorized to grant options or share purchase rights to purchase up to 1,307,672 ordinary shares as of the date of this prospectus. As of December 31, 2016, options to purchase 733,756 ordinary shares are issued and outstanding under the 2014 Plan. The performance condition for the granted options will be satisfied upon completion of our initial public offering. We will then record a significant cumulative stock-based compensation expense for those options for which the service condition has been satisfied as of such date. On the assumption the performance condition was satisfied on December 31, 2016, we would have recognized share-based compensation expense in the amount of RMB31.2 million (US$4.5 million) for those options on which service condition was satisfied on December 31, 2016. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Our results of operations are subject to seasonal fluctuations.

We experience seasonality in our business, reflecting a combination of traditional retail seasonality patterns and new patterns associated with online retail in particular. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. Many e-commerce companies in China hold special promotional campaigns on festivals or days popular among young people, many of which fall in the fourth quarter. We also hold a special promotional campaign in December each year. These special promotional campaigns typically increase the net revenues in the relevant quarters. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

Future strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may in the future enter into strategic alliances with various third parties to further our business purposes from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counterparty, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions. To the extent the third parties suffer negative publicity or harm to their reputations from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

In addition, if we are presented with appropriate opportunities, we may invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. Future investments or acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. Acquired assets or businesses may not generate the financial results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Although we are not aware of any copycat websites or platforms that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the online retail industry in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Further, because of the rapid technological changes in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. We cannot assure you that holders of patents or trademarks purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management's time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source software in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our high-valued inventory in our logistics centers and our products sold under our cash on delivery payment method in transit.

We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

One of our existing shareholders has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders and holders of our ADSs.

Currently, Mr. Richard Rixue Li, our founder, director and chief executive officer beneficially owns 32.5% of our outstanding shares. As a result of his significant shareholding, Mr. Li has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see "Principal and Selling Shareholders."

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, the influenza A (H1N1), H7N9 or another epidemic. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. Such closures may disrupt our business operations and adversely affect our results of operations. Our operation could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine and the economic slowdown in the Eurozone. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies, including China's. Economic conditions in China are sensitive to global economic conditions. The rate of China's economic growth has been declining. Any prolonged slowdown in China's economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of upscale products. To the extent any fluctuations in the Chinese economy significantly affect our customers' demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC's rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ's initial decision to the SEC. The ALJ's decision does not take effect unless and until it is endorsed by the SEC. On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC in response to future document requests by the SEC made through the CSRC. If the Big Four PRC-based accounting firms, including our independent registered public accounting firm, fail to comply with the documentation production procedures that are in the settlement agreement or if there is a failure of the process between the SEC and the CSRC, the SEC retains authority to impose a variety of additional remedial measures on the firms, such as imposing penalties on the firms and restarting the proceedings against the firms, depending on the nature of the failure. If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the [NASDAQ Global Market/NYSE] or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to Beijing Auction and Beijing Secoo do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain internet related businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except platform e-commerce) and any such foreign investors must have experience in providing value-added telecommunication services overseas and maintain a good track record in accordance with the Guidance Catalogue of Industries for Foreign Investment promulgated in 2007, as amended in 2011 and 2015. The MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign invested enterprises and obtain business operating licenses for internet content provision to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunication business illegally in China.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services in China. As a result, we conduct such business activities through our affiliated PRC entities Beijing Secoo and Beijing Auction, each of which holds an ICP license. Beijing Auction and Beijing Secoo are 90% owned by Mr. Richard Rixue Li, our founder, director and chief executive officer, and 10% owned by Ms. Zhaohui Huang, our founder and director. Mr. Li and Ms. Huang are both PRC citizens. We have entered into a series of contractual arrangements with Beijing Auction and Beijing Secoo and their respective shareholders, which enable us to:

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  exercise effective control over Beijing Secoo and Beijing Auction;

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  receive substantially all of the economic benefits of Beijing Secoo and Beijing Auction; and

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  have an exclusive option to purchase all or part of the equity interests in Beijing Auction and Beijing Secoo when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Beijing Secoo and Beijing Auction and hence consolidate their financial results as our variable interest entities. For a detailed discussion of these contractual arrangements, see "Corporate History and Structure."

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of Kutianxia Information, our PRC subsidiary, and Beijing Auction and Beijing Secoo, our variable interest entities in China, both currently and immediately after giving effect to this offering, are not in violation of existing PRC laws and regulations; and (ii) the contractual arrangements between our PRC subsidiary, our variable interest entities, and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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  revoking the business licenses of such entities;

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  discontinuing or restricting the conduct of any transactions between certain of our PRC subsidiaries and variable interest entities;

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  imposing fines, confiscating the income from our variable interest entities, or imposing other requirements with which we or our variable interest entities may not be able to comply;

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  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our variable interest entities and deregistering the equity pledges of our variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entities; or

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  restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Beijing Auction and Beijing Secoo in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Beijing Secoo and Beijing Auction or our right to receive substantially all the economic benefits and residual returns from Beijing Secoo and Beijing Auction and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Beijing Secoo and Beijing Auction in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our variable interest entities and their shareholders for substantially all of our business operations, which may not be as effective as direct ownership in providing operational control.

Due to the restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our consolidated variable interest entities, Beijing Auction and Beijing Secoo, in which we have no ownership interest, to conduct certain aspects of our operation. We have relied and expect to continue to rely on contractual arrangements with Beijing Auction and Beijing Secoo and their shareholders to hold our ICP license as an internet information provider and auction business, respectively. For a description of these contractual arrangements, see "Corporate History and Structure." These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities. For example, our variable interest entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Beijing Auction and Beijing Secoo, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Beijing Auction and Beijing Secoo, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our variable interest entities and their respective shareholders of their obligations under the contracts to exercise control over our variable interest entities. However, the shareholders of our variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our variable interest entities. We may replace the shareholders of our variable interest entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See "— Any failure by our variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business." Therefore, our contractual arrangements with our variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the Ministry of Commerce solicited comments on this draft earlier in 2015, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but "controlled" by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is "controlled" by PRC entities and/or citizens. In this connection, "foreign investors" refers to the following subjects making investments within the PRC: (i) natural persons without PRC nationality; (ii) enterprises incorporated under the laws of countries or regions other than China; (iii) the governments of countries or regions other than the PRC and the departments or agencies thereunder; and (iv) international organizations. Domestic enterprises under the control of the subjects as mentioned in the preceding sentence are deemed foreign investors, and "control" is broadly defined in the draft Foreign Investment Law to cover the following summarized categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of voting rights or other similar rights of the subject entity; (ii) holding, directly or indirectly, less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders' meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a catalogue of special administrative measures," which is classified into the "catalogue of prohibitions" and "the catalogue of restrictions", to be separately issued by the State Council later. Foreign investors are not allowed to invest in any sector set forth in the catalogue of prohibitions. However, unless the underlying business of the FIE falls within the catalogue of restrictions, which calls for market entry clearance by the Ministry of Commerce, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The "variable interest entity" structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See "— If the PRC government deems that the contractual arrangements in relation to Beijing Auction and Beijing Secoo do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations." and "Our Corporate History and Structure." Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the "catalogue of restrictions," the VIE structure may be deemed a domestic investment only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the "catalogue of restrictions" without market entry clearance may be considered as illegal.

Our major shareholder, Mr. Richard Rixue Li, a PRC citizen, possesses and controls 32.5% of the voting power of our company as of the date of this prospectus. However, the draft Foreign Investment Law has not taken a position on what actions are required to be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while the Ministry of Commerce is soliciting comments from the public on this point. Moreover, it is uncertain whether the online retail industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the "catalogue of special administrative measures" to be issued. If the enacted version of the Foreign Investment Law and the final "catalogue of special administrative measures" mandate further actions, such as the Ministry of Commerce market entry clearance, to be completed by companies with an existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment, and investment amendment reports, which shall be submitted upon alteration of investment specifics, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Any failure by our variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our variable interest entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of our variable interest entities were to refuse to transfer their equity interest in Beijing Auction and Beijing Secoo to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. See "Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us." Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. Furthermore, if Beijing Secoo, Beijing Auction or the shareholders of Beijing Secoo and Beijing Auction fail to perform their obligations under these contractual arrangements, which allow us to maintain effective control over Beijing Secoo and Beijing Auction, we may not be able to continue to consolidate the financial results and assets and liabilities of Beijing Secoo and Beijing Auction and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Furthermore, our inability to exert effective control may negatively affect our ability to conduct our business, which could materially and adversely affect our results of operations and financial condition.

Our variable interest entities hold our ICP license and auction business license and conduct our online sales and auctions businesses. In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our variable interest entities, and our ability to conduct these businesses may be negatively affected. We generate the majority of our revenues from products and services that are offered to customers through our website and mobile applications and any interruption in our ability to use our website and mobile applications may have a material and adverse effect on our financial condition and results of operations.

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Richard Rixue Li and Ms. Zhaohui Huang are the shareholders of each of our variable interest entities, Beijing Auction and Beijing Secoo. Mr. Richard Rixue Li is our founder, director and chief executive officer, while Ms. Zhaohui Huang is our founder and director. The shareholders of Beijing Auction and Beijing Secoo may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our variable interest entities, which would have a material and adverse effect on our ability to effectively control our variable interest entities and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with Beijing Auction and Beijing Secoo to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. Mr. Richard Rixue Li is also a director and executive officer of our company. We rely on Mr. Li to abide by the laws of the Cayman Islands and the PRC, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Beijing Auction and Beijing Secoo, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries like Kutianxia for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Kutianxia to adjust its taxable income under the contractual arrangements it currently has in place with our variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See "— Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities owe additional taxes, which could negatively affected our financial condition and the value of your investment."

Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff welfare and bonus fund. The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also "— Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

PRC regulation on loans to and direct investment in PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and consolidated variable interest entities or make additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and consolidated variable interest entities. We may make loans to our PRC subsidiaries and consolidated variable interest entities subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

On June 15, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16. SAFE Circular No. 16 stipulates that the use of capital by foreign-invested enterprises, or FIEs shall follow "the principle of authenticity and self-use" within the business scope of such FIEs. The capital of an FIE and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks' principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or variable interest entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities owe additional taxes, which could negatively affected our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Kutianxia, our wholly owned subsidiary in China, Beijing Auction and Beijing Secoo, our variable interest entities in China, and their respective shareholders were not entered into on an arm's-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Beijing Auction and Beijing Secoo's income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Beijing Auction and Beijing Secoo for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Beijing Auction and Beijing Secoo for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People's Bank of China for a period according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entities' tax liabilities increase or if they are required to pay punitive interest.

If Beijing Auction and Beijing Secoo become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy substantially all of our assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ADSs.

As part of the contractual arrangements with Beijing Auction and Beijing Secoo, their shareholders and their subsidiaries, Beijing Auction and Beijing Secoo and their subsidiaries hold operating permits and licenses and substantially all of the assets that are important to the operation of our business, including our ICP license, auction license, domain names and trademarks. We expect to continue to be dependent on Beijing Auction and Beijing Secoo and its subsidiaries to operate our business in China. If Beijing Auction and Beijing Secoo go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, Beijing Auction and Beijing Secoo may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in their business without our prior consent. If Beijing Auction and Beijing Secoo undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

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Risks Related to Doing Business in China

Changes in China's economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the growth of the Chinese economy has slowed down since 2012. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited number of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs.

We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law. If these regulations were to change or if we, suppliers or third-party sellers on our marketplace were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our platform and hurt our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the internet. Pursuant to the Consumer Protection Law, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the operators of an online marketplace platform are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the operators of the online marketplace platforms. Operators of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liability with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

We only have control over our website and mobile applications through contractual arrangements. We do not own the website in China due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

New laws and regulations may be promulgated that will regulate internet activities, including online retail. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license holder fails to comply with the requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Currently, Beijing Secoo, one of our PRC consolidated variable interest entities, holds an ICP license and operates our Secoo.com website. Beijing Secoo owns the relevant domain names and registered trademarks and has the necessary personnel to operate such website.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our PRC operating entities incorporated in various locations in China have not made adequate employee benefit payments and we have recorded accruals for estimated underpaid amounts of RMB9.2 million and RMB11.9 million (US$1.7 million) for the year ended December 31, 2015 and 2016, respectively, in our financial statements. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We may be required to register our operating offices outside of our registered addresses as branch offices under PRC law.

Under PRC law, a company setting up premises for business operations outside its registered address must register them as branch offices with the relevant local industry and commerce bureau at the place where the premises are located and obtain business licenses for them as branch offices. We currently have four branch offices across China. We may expand our business in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Most of our revenues and most of our expenses are denominated in RMB. The value of the RMB against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)'s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further depreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or authorized banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The approval of the CSRC may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, Han Kun Law Offices, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC's approval is not required for the listing and trading of our ADSs on the [NASDAQ Global Market/NYSE] in the context of this offering, given that:

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  the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

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  no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises "national defense and security" or "national security" concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our wholly foreign-owned subsidiaries in China to liability or penalties, limit our ability to inject capital into these subsidiaries, limit these subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents' Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by SAFE on October 21, 2005.

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular No. 37 as a "special purpose vehicle." The term "control" under SAFE Circular No.37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events.

SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, in February 2015, which took effect on June 1, 2015. SAFE Circular 13 amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch, in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Currently, all of our founders who are PRC residents have registered with the competent local branch of SAFE with respect to their investments in our company as required by SAFE Circular No. 75 and SAFE Circular No. 37 and will further update their registration filings with SAFE under SAFE Circular No. 37 when there are any changes that should be registered under SAFE Circular No. 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with SAFE Circular No. 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular No. 37 or other related regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries' ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe Secoo Holding Limited is not a PRC resident enterprise for PRC tax purposes. See "Taxation — People's Republic of China Taxation." However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." If the PRC tax authorities determine that Secoo Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Secoo Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Secoo Holding Limited is treated as a PRC resident enterprise.

Enhanced scrutiny over acquisitions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise by promulgating and implementing the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or SAT Circular 59, and the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698, which became retroactively effective on January 1, 2008.

Under Circular 698, except for the purchase and sale of equity interests through a public securities market, where a non-resident enterprise transfers the equity interests of a PRC "resident enterprise" indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the Indirect Transfer is considered as an abusive use of the holding company structure without reasonable commercial purpose. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority is entitled to make a reasonable adjustment to the taxable income of the transaction.

On February 3, 2015, the SAT issued Public Notice 7 to supersede the existing tax rules in relation to the Indirect Transfers, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving the transfer of real property in China and assets owned by an establishment or place, a PRC domestic tax concept which is analogous to the concept of permanent establishment under tax treaties, held under the permanent establishment or fixed place of business, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also interprets the term "transfer of the equity interest in a foreign intermediate holding company" broadly. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also imposes burdens on both the foreign transferor and the transferee of the Indirect Transfer as they are required to make a self-assessment on whether the transaction should be subject to PRC tax and whether to file or withhold the PRC tax accordingly.

There is little guidance and practical experience as to the application of Circular 698 and Public Notice 7. Where non-resident investors were involved in our private equity financing, if such transactions are determined by the tax authorities to be lacking of reasonable commercial purposes, we and our non-resident investors may be taxed under Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to establish that we should not be taxed under Circular 698 or Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or our non-resident investors' investments in us.

The PRC tax authorities have discretion under SAT Circular 59, Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under SAT Circular 59, Circular 698 or Public Notice 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011, and the Administrative Regulations on the Housing Funds, which became effective on March 24, 2002, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds, and the employers must pay all or a portion of the social insurance premiums and housing funds for such employees.

As a result of these new laws and regulations designed to enhance labor protection, we expect our labor costs will continue to increase. In addition, as the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

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Risks Related to This Offering and our American Depositary Shares

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. We have received approval for listing our ADSs on the [NASDAQ Global Market/NYSE]. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of our ADSs may be volatile.

The trading prices of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies' securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

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  regulatory developments affecting us or our industry, customers, suppliers or third-party sellers;
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  announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
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  changes in the economic performance or market valuations of other online retail or e-commerce companies;
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  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
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  changes in financial estimates by securities research analysts;
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  conditions in the online and offline upscale retail market;
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  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
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  additions to or departures of our senior management;
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  fluctuations of exchange rates between the RMB and the U.S. dollar;
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  release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;
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  sales or perceived potential sales of additional ordinary shares or ADSs; and
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  proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, and the subsequent settlements.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$               per ADS, representing the difference between the initial public offering price of US$                per ADS and our net tangible book value of US$               per ADS as of December 31, 2016, after giving effect to our sale of the ADSs offered in this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See "Dilution."

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have ordinary shares outstanding represented by ADSs, assuming the underwriters do not exercise their over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after this offering and the ordinary shares will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representative of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of your voting instructions, the depositary will try, as far as it is practicable, to vote the ordinary shares underlying your ADSs in accordance with your instructions. You will not be able to exercise directly any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under the post-offering memorandum and articles of association that will become effective immediately upon completion of this offering, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be [seven] days. When a general meeting is convened, you may not receive sufficient notice of the meeting to enable you to withdraw the ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting or to cast your vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under the post-offering memorandum and articles of association that will become effective immediately upon completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, we will make all reasonable efforts to cause the depositary to notify you of the upcoming vote and to deliver our voting materials to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted, and you may lack recourse if the underlying ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders' meetings unless:

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  we have instructed the depositary that we do not wish a discretionary proxy to be given;
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  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
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  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

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  the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that our company pays any cash dividends or other distributions to our shareholders, we will pay such distributions which are payable in respect of our ordinary shares (or other deposited securities) represented by ADSs to the depositary of our ADSs or the custodian (as the registered holder of such ordinary shares or other deposited securities), and the depositary has agreed to pay the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities, after deducting its fees and expenses, to the holders of the ADSs. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, our directors and executive officers, and some of the experts named in this prospectus, reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

Since we are a Cayman Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. For example, the directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

A significant portion of the net proceeds of this offering is allocated for general corporate purposes, including funding potential investments in and acquisitions of complementary businesses, assets and technologies. Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
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  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
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  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
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  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [NASDAQ Global Market/NYSE]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NASDAQ Global Market/NYSE] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NASDAQ Global Market/NYSE] corporate governance listing standards.

As a Cayman Islands company listed on the [NASDAQ Global Market/NYSE], we are subject to the [NASDAQ Global Market/NYSE] corporate governance listing standards. However, the [NASDAQ Global Market/NYSE] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NASDAQ Global Market/NYSE] corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the [NASDAQ Global Market/NYSE] corporate governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in materially adverse tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, a ("PFIC"), for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive"income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive asset assets and the company's unbooked intangibles associated with active business activity are taken into account as non-passive assets.

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being beneficially owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements.

Based on our current income and assets and the expected value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our previous taxable year and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2017 or in the foreseeable future. While we do not anticipate becoming a PFIC following the year of the offering, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering, which may fluctuate over time. Among other factors, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

If we are classified as a PFIC for any year during which a U.S. Holder (as defined below) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an "excess distribution" under the U.S. federal income tax rules. If we are so classified during a U.S. Holder's holding period, our ADSs or ordinary shares will generally continue to be treated as shares in a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, even if we cease to be a PFIC, unless certain elections are made. See the discussion under "Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules" concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making certain elections.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the [NASDAQ Global Market/NYSE], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

  ▪
  our goals and strategies;

  ▪
  our future business development, financial conditions and results of operations;

  ▪
  the expected growth of the online and offline retail markets of upscale products and services market in China;

  ▪
  our expectations regarding demand for and market acceptance of our products and services;

  ▪
  our expectations regarding our relationships with customers, suppliers and third-party sellers;

  ▪
  our plans to invest in our fulfillment infrastructure and technology platform;

  ▪
  competition in our industry; and

  ▪
  relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Prospectus Summary — Our Challenges," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Regulation" and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The upscale product retail industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the upscale product retail industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

 USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$               , or approximately US$               if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$               per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 change in the assumed initial public offering price of US$               per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds to us from this offering by US$               , assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

  ▪
  approximately US$               to US$               to invest in our marketing and branding efforts, including enhancing our brand coverage and promotional activities, setting up additional offline experience centers and growing our active customers;

  ▪
  approximately US$               to US$               to expand our logistics network;

  ▪
  approximately US$               to US$               to strengthen our IT infrastructure and technology capabilities; and

  ▪
  the balance for general corporate purposes, which may include working capital needs and potential acquisitions, investments and alliances, although we are not currently negotiating any such transactions.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See "Risk Factors — Risks Related to This Offering and our American Depositary Shares — You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price." Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our variable interest entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk Factors — Risks Related to Our Corporate Structure — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and consolidated variable interest entities or make additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business." We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

 DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulation — Regulations Relating to Dividend Distribution."

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

 CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2017:

  ▪
  on an actual basis;

  ▪
  on a pro forma basis to reflect the automatic conversion of all of the 12,735,807 outstanding preferred shares into ordinary shares on a one-to-one basis, as if the conversion had occurred as of March 31, 2017; and

  ▪
  on an as adjusted basis to reflect (i) the automatic conversion of all of the 12,735,807 outstanding preferred shares into ordinary shares on a one-to-one basis, as if the conversion had occurred as of March 31, 2017 and (ii) the sale of                             ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$               per ADS, the midpoint of the price range shown on the front cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses of US$               payable by us (assuming the over-allotment option is not exercised).

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2017
	Actual		Pro forma		Pro forma as adjusted
	RMB	US$	RMB	US$	RMB	US$
Series A-1 Redeemable Convertible Preferred Shares (US$0.001 par value, 1,250,000 shares authorized, issued and outstanding on an actual basis, none outstanding on a pro forma or pro forma as adjusted basis)	170,492	24,769	—	—
Series A-2 Redeemable Convertible Preferred Shares (US$0.001 par value, 1,428,572 shares authorized, issued and outstanding on an actual basis, none outstanding on a pro forma or pro forma as adjusted basis)	193,607	28,127	—	—
Series B Redeemable Convertible Preferred Shares (US$0.001 par value, 2,380,952 shares authorized, issued and outstanding on an actual basis, none outstanding on a pro forma or pro forma as adjusted basis)	348,210	50,588	—	—
Series C Redeemable Convertible Preferred Shares (US$0.001 par value, 1,571,973 shares authorized, issued and outstanding on an actual basis, none outstanding on a pro forma or pro forma as adjusted basis)	231,733	33,666	—	—
Series D Redeemable Convertible Preferred Shares (US$0.001 par value, 3,178,652 shares authorized, issued and outstanding on an actual basis, none outstanding on a pro forma or pro forma as adjusted basis)	480,523	69,811	—	—
Series E Redeemable Convertible Preferred Shares (US$0.001 par value, 2,925,658 shares authorized, issued and outstanding on an actual basis, none outstanding on a pro forma or pro forma as adjusted basis)	591,621	85,952	—	—
Redeemable non-controlling interest	5,205	756	5,205	756

Total mezzanine equity	2,021,391	293,669	5,205	756

	As of March 31, 2017
	Actual		Pro forma		Pro forma as adjusted
	RMB	US$	RMB	US$	RMB	US$
Equity (Deficit):
Ordinary shares (US$0.001 par value, 37,264,193 shares authorized, 7,500,000 shares issued and outstanding on an actual basis; 20,235,807 shares issued and outstanding on a pro forma basis; [ ] shares issued and outstanding on a pro forma as adjusted basis)	47	7	135	19
Accumulated losses	(1,615,927)	(234,764)	(1,615,927)	(234,764)
Additional paid-in capital	—	—	2,016,098	292,901
Accumulated other comprehensive loss	(82,047)	(11,920)	(82,047)	(11,920)

Total equity (deficit) attributable to ordinary shareholders	(1,697,927)	(246,677)	318,259	46,236

Non-redeemable non-controlling interest	1,991	289	1,991	289

Total equity (deficit)	(1,695,936)	(246,388)	320,250	46,525

Total mezzanine equity and equity (deficit)	325,455	47,281	325,455	47,281

 DILUTION

Our net tangible book value as of March 31, 2017 was approximately US$(32.85) per ordinary share and US$               per ADS. Net tangible book value represents the amount of total consolidated tangible assets, minus the amount of total consolidated liabilities and mezzanie equity. As of March 31, 2017, we do not have any intangible assets or goodwill, therefore our total consolidated tangible assets is equivalent to our total consolidated assets. Net tangible book value per ordinary share represents the amount of net tangible value divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after March 31, 2017, other than to give effect to our issuance and sale of ADSs in this offering, at an assumed initial public offering price of US$                per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma net tangible book value as of March 31, 2017 would have been US$               per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$               per ADS. This represents an immediate increase in net tangible book value of US$               per ordinary share, or US$               per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$               per ordinary share, or US$               per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is US$               and all ADSs are exchanged for ordinary shares:

	Per Ordinary Share		Per ADS
Assumed initial public offering price per ordinary share	US$		US$
Net tangible book value per ordinary share as of March 31, 2017	US$	(32.85)	US$
Pro forma net tangible book value per ordinary share after giving effect to the conversion of our preferred shares	US$	2.30	US$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$		US$
Amount of dilution in net tangible book value per ADS to new investors in the offering	US$		US$

Pro forma as adjusted net tangible book value per share after giving effect to (i) the automatic conversion of all of issued and outstanding redeemable convertible preferred shares into ordinary shares and (ii) the issuance of ordinary shares in the form of ADSs in this offering

	US$		US$

A US$1.00 change in the assumed public offering price of US$               per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by US$                million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$               per ordinary share and US$               per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$               per ordinary share and US$               per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of March 31, 2017, the differences between the shareholders as of March 31, 2017 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$               per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Ordinary shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent	US$	US$
Existing shareholders
New investors

Total

A US$1.00 change in the assumed public offering price of US$               per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$               , US                             , US$               and US$               , respectively, assuming the sale of ADSs at US$               , the mid-point of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

EXCHANGE RATE INFORMATION

Substantially all of our operations are conducted in China and most of our revenues and most of our expenses are denominated in RMB. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars in this prospectus are made at RMB6.8832 to US$1.00, the exchange rate in effect as of March 31, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 9, 2017, the noon buying rate was RMB6.7970 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Certified Exchange Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April	6.8900	6.8876	6.8988	6.8778
May	6.8098	6.8843	6.9060	6.8098
June (through June 9, 2017)	6.7970	6.7998	6.8085	6.7935

Source: Federal Reserve Statistical Release

(1)
Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

 ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  ▪
  political and economic stability;

  ▪
  an effective judicial system;

  ▪
  a favorable tax system;

  ▪
  the absence of exchange control or currency restrictions; and

  ▪
  the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

  ▪
  the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

  ▪
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Most of our operations are conducted in China, and most of our assets are located in China. Most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed                             , located at                             as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our legal counsel as to Cayman Islands law, and Han Kun Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

  ▪
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  ▪
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been informed by Maples and Calder (Hong Kong) LLP that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. [Cayman Counsel] has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

  ▪
  is given by a foreign court of competent jurisdiction;

  ▪
  imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

  ▪
  is final;

  ▪
  is not in respect of taxes, a fine or a penalty; and

  ▪
  was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

 CORPORATE HISTORY AND STRUCTURE

In February 2008, Mr. Richard Rixue Li and Ms. Zhaohui Huang, our Founders, formed Hong Kong Secoo Investment Group Limited, or Hong Kong Secoo, in Hong Kong as a holding company. Our Founders also formed Beijing Secoo Trading Limited, or Beijing Secoo, in Beijing, China in April 2009. We commenced our current upscale product retail business under our Secoo brand through Beijing Secoo in 2011. We opened our first offline experience center in Beijing in January 2011 and launched our website in April in the same year. Our mobile application was launched in December 2013. In 2015 and 2016, we opened four more offline experience centers located in Shanghai, Chengdu, Hong Kong and Malaysia. We launched Secoo Check in April 2016, which allows customers to make payments for our merchandise products in installments. In 2016 and 2017, we achieved success in expanding supply arrangements with top global brands. For example, in 2016, we began collaboration with Tod's, under which Tod's makes customized products exclusively for us. In July 2016, we became Gentle Monster's first online retail platform for eyewear products in China. We became an authorized online retailers for Versace and Salvatore Ferragamo in China in November 2016 and February 2017, respectively. In June 2016, we entered into strategic cooperation partnership with China's largest real estate developer, Country Garden, and jointly incorporated Secoo Garden Tradings Sdn. Bhd. and opened our offline experience center in Malaysia to tap into southeast Asian market.

In January 2011, we incorporated Secoo Holding Limited in the Cayman Islands as our offshore holding company in order to facilitate international financing and acquired 100% of the equity interests in Hong Kong Secoo in February 2011. In May 2011, we established, through Hong Kong Secoo, a wholly owned PRC subsidiary, Kutianxia (Beijing) Information Technology Limited, or Kutianxia, which in turn established Beijing Zhiyi Heng Sheng Technology Service Co., Ltd in Beijing, China to conduct our after-sales repair and maintenance services in September 2012.

In September 2013, we incorporated Shanghai Secoo E-commerce Limited in Shanghai, China. Shanghai Secoo E-commerce Limited is wholly owned by Beijing Secoo and primarily operates our e-commerce business in China.

In September 2014, our Founders formed Beijing Wo Mai Wo Pai Auction Co., Ltd, or Beijing Auction, in Beijing, China, to operate the auction business and provide an online marketplace for auction sales of upscale products of Beijing Secoo and third-party vendors.

In January 2014, we incorporated Secoo Inc. in the United States. In March 2015, we incorporated Secoo Italia SRL in Italy. These two subsidiaries conduct business development in those regions.

Through Kutianxia, we obtained control over Beijing Secoo and Beijing Auction in May 2011 and September 2014, respectively, by entering into a series of contractual arrangements with Beijing Secoo and Beijing Auction and their respective shareholders. Beijing Secoo holds our ICP license as an internet information provider and operates our secoo.com website and Beijing Auction holds our license for auction businesses.

In December 2015, we incorporated Kuxin Tianxia (Tianjin) E-commerce Limited in Tianjin, China. Kuxin Tianxia (Tianjin) E-commerce Limited is wholly owned by Hong Kong Secoo and currently has no operation.

These contractual arrangements allow us to:

  ▪
  exercise effective control over Beijing Secoo and Beijing Auction;

  ▪
  receive substantially all of the economic benefits of Beijing Secoo and Beijing Auction; and

  ▪
  have an exclusive option to purchase all or part of the equity interests in Beijing Secoo and Beijing Auction when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of Beijing Secoo and Beijing Auction, and we treat them as our variable interest entities under U.S. GAAP. We have consolidated the financial results of Beijing Secoo and Beijing Auction and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. If Beijing Secoo, Beijing Auction or the shareholders of Beijing Secoo and Beijing Auction fail to perform their obligations under these contractual arrangements, which allow us to maintain effective control over Beijing Secoo and Beijing Auction, we may not be able to continue to consolidate the financial results and assets and liabilities of Beijing Secoo and Beijing Auction and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Furthermore, our inability to exert effective control over Beijing Secoo and Beijing Auction may negatively affect our ability to conduct our business, which could materially and adversely affect our results of operations and financial condition. See "Risk Factors — Risks Related to our Corporate Structure — Any failure by our variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business."

The following diagram illustrates our corporate structure, including our major subsidiaries and consolidated variable interest entities, as of the date of this prospectus:

The following is a summary of the currently effective contractual arrangements by and among our wholly owned subsidiary, Kutianxia, our variable interest entities, Beijing Secoo and Beijing Auction, and the shareholders of Beijing Secoo and Beijing Auction.

▪
Agreements that provide us with effective control over Beijing Secoo and Beijing Auction

Equity Pledge Agreements.    On May 24, 2011, Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo entered into equity pledge agreements which was renewed on May 8, 2017. Pursuant to these equity pledge agreements, each of the shareholders of Beijing Secoo pledges all of their equity interests in Beijing Secoo to guarantee Beijing Secoo's performance of its obligations under the exclusive business cooperation agreement. If Beijing Secoo breaches its contractual obligations under the exclusive business cooperation agreement, Kutianxia, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Beijing Secoo agree that, during the term of the equity pledge agreements, they will not dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that Kutianxia's rights relating to the equity pledge shall not be prejudiced by the legal actions of the shareholders, their successors or their designees. During the term of the equity pledge agreements, Kutianxia is entitled to all of the dividends and profits distributed on the pledged equity interests. The equity pledge agreements have a term of ten years which will be automatically extended corresponding to the extension of the exclusive business cooperation agreement, where applicable. The pledge on Beijing Secoo's equity interests contemplated in the equity pledge agreements became effective on January 11, 2012 when it was registered with Beijing Administration for Industry and Commerce, and the equity pledge registration was subsequently renewed on June 12, 2017. The equity pledge agreements shall be terminated as and when the exclusive business cooperation agreement terminates.

On September 15, 2014, Kutianxia, Beijing Auction and the shareholders of Beijing Auction entered into equity interest pledge agreements. Pursuant to these equity interest pledge agreements, each of the shareholders of Beijing Auction pledges all of their equity interests in Beijing Auction to guarantee their and Beijing Auction's performance of obligations under the exclusive business cooperation agreement and the loan agreements. If Beijing Auction or their shareholders breach their contractual obligations under these agreements, Kutianxia, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Beijing Auction agree that, during the term of the equity interest pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without prior written consent of Kutianxia, and they will notify Kutianxia if its rights relating to the equity interest pledge might be prejudiced by any events. During the term of the equity interest pledge agreements, Kutianxia has the right to receive all of the dividends and profits distributed on the pledged equity interests. The pledge on Beijing Auction's equity interests contemplated in the equity pledge agreements became effective on February 15, 2015 when it was registered with Beijing Administration for Industry and Commerce in accordance with the PRC Property Rights Law, and will remain effective until Beijing Auction and its shareholders discharge all their obligations under the exclusive business cooperation agreement and the loan agreements.

Exclusive Option to Purchase Agreements.    On May 24, 2011, Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo entered into exclusive option to purchase agreements. Pursuant to these exclusive option to purchase agreements, each of the shareholders of Beijing Secoo irrevocably grants Kutianxia an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders' equity interests in Beijing Secoo at the lowest price permitted by applicable PRC law. Beijing Secoo and its shareholders agree not to undertake any acts which may adversely affect the interests and rights of Kutianxia in Beijing Secoo without the prior consent of Kutianxia. The shareholders of Beijing Secoo commit that without the prior written consent of Kutianxia, they will not sell, pledge or dispose of their equity interests in Beijing Secoo to any other parties. Beijing Secoo commits that without the prior written consent of Kutianxia, it will not increase or decrease its registered capital, amend its articles of association, sell, pledge, dispose of or permit a lien to be created on its assets, commit to any debts or liabilities not arising in the ordinary course of business, grant any loans or credit to any person, enter into any material contracts not in the ordinary course of business, enter into any investments, business acquisitions or combinations, dissolving Beijing Secoo, or distribute dividends to the shareholders. Beijing Secoo and the shareholders of Beijing Secoo shall procure that individuals recommended by Kutianxia will be appointed as directors of the company. Beijing Secoo shall provide financial information to Kutianxia at the request of Kutianxia and ensure the continuance of the business. The Agreement has an initial term of ten years and is renewable at the election of Kutianxia.

On September 15, 2014, Kutianxia, Beijing Auction and the shareholders of Beijing Auction entered into exclusive option agreements. Pursuant to these exclusive option agreements, each of the shareholders of Beijing Auction irrevocably grants Kutianxia an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders' equity interests in Beijing Auction. In addition, the purchase price shall be RMB 1 million in aggregate, which equals the amount that the shareholders contributed to Beijing Auction as registered capital for the equity interests to be purchased, or if the PRC law requires a minimum price higher than the aforesaid price, be the lowest price permitted by applicable PRC law. Beijing Auction and its shareholders agree not to undertake any acts which may adversely affect the interests and rights of Kutianxia in Beijing Secoo without the prior written consent of Kutianxia and must guarantee Beijing Auction's continuance. Without the prior written consent of Kutianxia, Beijing Auction may not increase or decrease the registered capital, dispose of its material assets, enter into any material contract, engage in merger and acquisitions, invest in third parties, distribute dividends to the shareholder, amend its articles of association and provide any loans or credits to any third parties. The shareholders of Beijing Auction agree that, without the prior written consent of Kutianxia, they will not transfer or otherwise dispose of their equity interests in Beijing Auction or create or allow any encumbrance on the equity interests. The exclusive purchase option agreement will remain effective until all equity interests in Beijing Auction held by its shareholders are transferred or assigned to Kutianxia or its designees.

Powers of Attorney.    Pursuant to the powers of attorney, each of the shareholders of Beijing Secoo irrevocably appoints Kutianxia as its attorney-in-fact to exercise on its behalf any and all rights that such shareholders have in respect of their equity interests in Beijing Secoo conferred by relevant laws and regulations and the articles of associate of Beijing Secoo. The power of attorney became effective on May 24, 2011 and will remain effective as long as long as these shareholders remain as shareholders of Beijing Secoo.

Pursuant to the powers of attorney, the shareholders of Beijing Auction each irrevocably appointed Kutianxia as their attorney-in-fact in respect of their shareholdings, including voting on their behalf on all matters of Beijing Auction that requires shareholder approval under PRC laws and regulations as well as Beijing Auction's articles of association. The power of attorney became effective on September 15, 2014 and will remain effective until the date the shareholders of Beijing Auction cease to hold any equity interest in Beijing Auction.

Loan Agreements.    Under the loan agreements between Kutianxia and each of the shareholders of Beijing Auction dated as of September 15, 2014, Kutianxia made interest-free loans in an aggregate amount of RMB1 million to the shareholders of Beijing Auction exclusively for the purpose of the initial capitalization of Beijing Auction. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in Beijing Auction to Kutianxia or its designated representatives pursuant to the exclusive option agreements. The term of the loan agreement is ten years from the date of the loan agreement and may be extended upon mutual consent of the parties.

▪
Agreements that allows us to receive economic benefits from Beijing Secoo and Beijing Auction

Exclusive Business Cooperation Agreement.    Under the exclusive business cooperation agreement between Kutianxia and Beijing Secoo dated May 24, 2011, and as amended on March 26, 2015 with a retrospective effect, Kutianxia is appointed as the exclusive service provider for the provision of business support and technology and consulting services to Beijing Secoo. The service fees payable by Beijing Secoo to Kutianxia depend on the amount of services provided and the market value for those services. Beijing Secoo is required to provide its financial statements and all the related records of operations, business contracts and financial information to Kutianxia within a stipulated period of time subsequent to the financial year end. Kutianxia shall exclusively own the intellectual property rights created by Kutianxia or Beijing Secoo, as a result of the performance of this agreement. The agreement has an initial term of ten years and can be extended at the sole election of Kutianxia. Beijing Secoo is not permitted to terminate the agreement unless Kutianxia commits gross negligence or fraud.

Under the exclusive business cooperation agreement between Kutianxia and Beijing Auction dated September 15, 2014, and as amended on March 26, 2015 with a retrospective effect, Kutianxia is appointed as the exclusive service provider for the provision of business support and technology and consulting services to Beijing Auction. The service fees payable by Beijing Auction to Kutianxia depend on the amount of services provided and the market value for those services. Beijing Auction is required to provide its financial statements and all the related records of operations, business contracts and financial information to Kutianxia within a stipulated period of time subsequent to the financial year end. Kutianxia shall exclusively own the intellectual property. The agreement shall remain effective unless terminated by Kutianxia pursuant to the provisions of the agreement.

Exclusive Option Agreement to Purchase Intellectual Properties.    On May 24, 2011, Kutianxia and Beijing Secoo entered into an exclusive option agreement to purchase intellectual properties, pursuant to which Beijing Secoo granted to Kutianxia or its designees an exclusive and irrevocable right to purchase, to the extent permitted by the PRC law, a list of specified intellectual properties at any time Kutianxia would desire. The intellectual properties comprise domain names, copyright of the design or content of the websites, trademarks owned by Beijing Secoo and all intellectual properties purchased or developed by Beijing Secoo during the term of the Agreement, including but not limited to trademarks, trademark applications, patents, patent applications, software copyright, domain names, websites and technology knowhow. The agreement has a term of ten years and is renewable at the option of Kutianxia for another ten years.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

  ▪
  the ownership structures of Kutianxia Information, our PRC Subsidiary, and our variable interest entities and Beijing Secoo and Beijing Auction, both currently and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect; and

  ▪
  the contractual arrangements among our PRC Subsidiary, our variable interest entities and their respective shareholders governed by PRC law both currently and immediately after giving effect to this offering are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our online retail or auction businesses do not comply with PRC government restrictions on foreign investment in e-commerce and related businesses, including but not limited to online retail or auction businesses, we could be subject to severe penalties including being prohibited from continuing operations. See "Risk Factors — Risks Related to Our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to Beijing Auction and Beijing Secoo do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations." and "Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us."

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of comprehensive income/(loss) data (other than ADS data and US$ data) for the years ended December 31, 2015 and 2016, selected consolidated balance sheets data (other than US$ data) as of December 31, 2015 and 2016 and selected consolidated statements of cash flows data (other than US$ data) for the years ended December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The following summary consolidated statements of comprehensive income/(loss) data (other than ADS data and US$ data) for the three months ended March 31, 2016 and 2017 and summary consolidated balance sheet data (other than pro forma data and US$ data) as of March 31, 2017 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results are not necessarily indicative of results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income/(Loss) Data
Net revenues:
Merchandise sales	1,724,739	2,566,872	372,918	438,463	552,718	80,300
Marketplace and other services	18,389	26,950	3,915	3,646	9,234	1,342

Total net revenues	1,743,128	2,593,822	376,833	442,109	561,952	81,642
Cost of revenues	(1,526,047)	(2,193,676)	(318,700)	(382,046)	(465,139)	(67,576)
Gross profit	217,081	400,146	58,133	60,063	96,813	14,066
Total operating expenses	(428,869)	(429,378)	(62,381)	(117,177)	(72,895)	(10,590)
(Loss)/profit from operations	(211,788)	(29,232)	(4,248)	(57,114)	23,918	3,476
Net (loss)/profit	(222,003)	(44,573)	(6,477)	(55,130)	23,544	3,421
Net loss per share — Basic and diluted	(81.22)	(89.06)	(12.94)	(28.55)	(33.70)	(4.90)
Net loss per ADS(1) — Basic and diluted
Weighted average number of shares outstanding used in computing net loss per share — Basic and diluted	5,364,536	7,189,933	7,189,933	5,674,631	7,500,000	7,500,000

Note:

(1)
Each ADS represents               ordinary shares.

	As of December 31,			As of March 31, 2017
	2015	2016
						RMB Pro forma(1)	US$ Pro forma(1)
	RMB	RMB	US$	RMB	US$
	(All amounts in thousands)
Selected Consolidated Balance Sheets Data
Cash and cash equivalents	284,622	55,555	8,071	14,142	2,055
Restricted cash	155,584	155,792	22,634	155,795	22,634
Accounts receivable	7,518	20,992	3,050	20,235	2,940
Inventories, net	464,488	752,103	109,266	793,391	115,261
Total assets	983,138	1,045,816	151,937	1,046,675	152,059
Accounts payable	289,061	274,629	39,898	264,180	38,380
Total liabilities	665,466	739,435	107,425	721,220	104,778
Total mezzanine equity	1,079,939	1,754,534	254,901	2,021,391	293,669
Total deficit	762,267	1,448,153	210,389	1,695,936	246,388
Total liabilities, mezzanine equity and deficit	983,138	1,045,816	151,937	1,046,675	152,059
Number of outstanding ordinary shares	7,500,000	7,500,000	7,500,000	7,500,000	7,500,000

(1)
All of the preferred shares will automatically convert into ordinary shares on a one-on-one basis immediately prior to the completion of this offering. The unaudited pro forma balance sheet information as of March 31, 2017 assumes the automatic conversion of all of the outstanding preferred shares into ordinary shares on a one-to-one basis, as if conversion had occurred as of March 31, 2017.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(All amounts in thousands)
Selected Consolidated Statements of Cash Flows Data
Net cash used in operating activities	(126,759)	(250,668)	(36,418)	(169,418)	(45,065)	(6,547)
Net cash used in investing activities	(15,386)	(11,666)	(1,695)	(1,538)	(3,420)	(497)
Net cash provided by (used in) financing activities	365,179	44,269	6,430	(157)	5,738	834
Net increase (decrease) in cash and cash equivalents	223,034	(218,065)	(31,683)	(171,113)	(42,747)	(6,210)
Cash and cash equivalents at the beginning of the year	71,783	284,622	41,350	284,622	55,555	8,071
Cash and cash equivalents at the end of the year	284,622	55,555	8,071	114,377	14,142	2,055

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial and Operating Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

▪
Overview

We are Asia's largest integrated online upscale products and services platform as measured by GMV in 2016, according to the Frost & Sullivan report. We have experienced significant growth since we commenced our business operations in 2011. Our GMV grew from RMB2,572.6 million in 2015 to RMB3,470.2 million (US$504.1 million) in 2016. For the three months ended March 31, 2017, our GMV was RMB782.0 million (US$113.6 million), compared to the GMV of RMB552.7 million for the three months ended March 31, 2016.

We offer an integrated online and offline shopping platform, which consists of our Secoo.com website, mobile applications and offline experience centers. Our online platform facilitates easy product selection, order processing and convenient payment methods, such as our Secoo Check, which allows customers to make payments for our merchandise products in installments on our online platform directly. We complement our online platform with offline experience centers to provide superior customer and membership services and experience. We have strategically opened five offline experience centers in popular shopping destinations and central business districts in China, Hong Kong and Malaysia which strengthened our Secoo brand creditability and enhanced our brand presence. In addition, we are cooperating with brand boutiques such as Versace boutiques for our customers to pick up products ordered on our online platform in these stores. Our platform brings a world of upscale products and a variety of high-end services to the fingertips of our customers.

We have built a trusted and comprehensive global supply chain for upscale products and lifestyle services. As Asia's largest online integrated upscale products and services platform, we have attracted a broad and large base of suppliers of upscale products, including brands, brand authorized distributors and individual and corporate suppliers. Our comprehensive global supply chain is designed to meet the diverse purchase preferences and needs of our customers, varying from in-season luxury products, to highly sought-after classic styles, and to vintage and rare products. A number of top-tier global brands directly supply us their brand products, such as Tod's, Salvatore Ferragamo and Versace. For products supplied to us by other individual and corporate suppliers, we apply our sophisticated authentication procedures to ensure that every product offered on our platform is authentic and of high quality.

We currently generate substantially all of our net revenues from merchandise sales, whereby we act as principal for the direct sale of upscale products to customers. Merchandise sales revenues are recorded on a gross basis, net of surcharges and taxes. We also generate marketplace services revenues, whereby we act as service provider to third-party merchants and charge fees for the sales of upscale products on our online platform. Marketplace services revenues are recorded on a net basis. Further, we also generate other service revenue from providing repair and maintenance services and advertising service.

Our net revenues grew from RMB1,743.1 million in 2015 to RMB2,593.8 million (US$376.8 million) in 2016, and increased from RMB442.1 million for the three months ended March 31, 2016 to RMB562.0 million (US$81.6 million) for the three months ended March 31, 2017. We had net losses of

RMB222.0 million and RMB44.6 million (US$6.5 million) in 2015 and 2016, respectively. For the three months ended March 31, 2017, we recorded a net profit of RMB23.5 million (US$3.4 million), compared to a net loss of RMB55.1 million for the three months ended March 31, 2016.

▪
Key Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting the online retail market in China, including China's overall economic growth, the increase in per capita disposable income, the expansion of the urbanization, the growth of middle and high income classes, the growth in consumer spending and retail industry, governmental policies towards the cross-border e-commerce industry and the expansion of internet and mobile penetration. Unfavorable changes in any of these general factors could affect the demand for the products offered by us and could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by certain company-specific factors, including:

  ▪
  our ability to attract and retain customers at reasonable cost;

  ▪
  our ability to establish and maintain strong and long-term relationships with suppliers, including top-tier brands, and procure products at favorable terms;

  ▪
  our ability to manage our mix of product categories and high-end lifestyle services;

  ▪
  our ability to sustain growth and increase revenues while improving operating efficiency;

  ▪
  our ability to control marketing and sales expenses through precise and targeted marketing leveraging business intelligence system and big data technology capabilities, while promoting our brand and platform cost effectively; and

  ▪
  our ability to compete effectively and to execute our strategies successfully.

▪
Key Components of Results of Operations

Net Revenues

We derive revenues from the sale of upscale products and services offered on our online platforms and in our offline experience centers. We commenced our current merchandising sales business model in 2011. We currently generate substantially all of our revenues from merchandise sales, whereby we act as principal for the direct sale of upscale products to customers. Merchandise sales revenues are recorded on a gross basis, net of discount, sales return, surcharges and taxes.

We also generate marketplace services revenues, whereby we act as service provider to third-party merchants and charge fees for the sales of upscale products and services on our online platform. We began to expand our marketplace services business in 2014. Our marketplace services revenues are recorded on a net basis. Further, we also generate other service revenue from providing repair and maintenance services and advertising service. Other service revenue is recognized upon provision of the service.

The following table sets forth the key factors that directly affect our net revenues for the periods indicated:

	Year Ended December 31,					Three Months Ended March 31,
	2015		2016			2016		2017
GMV (in RMB millions)
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
Online GMV
Mobile applications	1,379.5	53.6	2,600.1	377.7	74.9	384.9	69.6	647.2	94.0	82.8
Web	645.5	25.1	514.8	74.8	14.8	93.8	17.0	78.9	11.5	10.1

Total online GMV	2,025.0	78.7	3,114.9	452.5	89.7	478.7	86.6	726.1	105.5	92.9
Offline GMV	547.6	21.3	355.3	51.6	10.3	73.9	13.4	55.9	8.1	7.1

Total GMV (in RMB millions)	2,572.6	100.0	3,470.2	504.1	100.0	552.7	100.0	782.0	113.6	100.0

Total orders (in thousands)	623.8		953.7			163.9		210.7

	Year Ended December 31,					Three Months Ended March 31,
Revenue (in RMB thousands)	2015		2016			2016		2017
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
Online Revenue
Mobile applications	879,994	50.5	1,826,312	265,329	70.4	294,942	66.7	447,585	65,026	79.7
Web	396,850	22.8	446,389	64,852	17.2	81,007	18.3	64,193	9,326	11.4

Total online revenue	1,276,844	73.3	2,272,701	330,181	87.6	375,949	85.0	511,778	74,352	91.1
Offline revenue	466,284	26.7	321,121	46,653	12.4	66,160	15.0	50,174	7,290	8.9

Total revenue	1,743,128	100.0	2,593,822	376,834	100.0	442,109	100.0	561,952	81,642	100.0

We monitor and strive to improve the following key business metrics to generate higher revenues:

Total number of orders.    Our total number of orders were 623.8 thousand in 2015 and 953.7 thousand in 2016, respectively. Total numbers of order were 163.9 thousand and 210.7 thousand for the three months ended March 31, 2016 and 2017, respectively. The increases are contributed by our increase of product and service offerings to customers, as well as our targeted and precise marketing that increases customers purchase frequency.

Total GMV.    We define GMV as the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products or services are delivered, returned or cancelled, as applicable. We consider GMV an important indicator of our growth and business performance as it measures the volume of transactions through our merchandise sales as well as marketplace services. Our GMV grew by 34.9% from RMB2,572.6 million in 2015 to RMB3,470.2 million (US$504.1 million) in 2016, which is in line with our growth of total number of orders. Our total online GMV increased by 53.8% from RMB2,025.0 million in 2015 to RMB3,114.9 million (US$425.5 million) in 2016 due to the change of customer's preference to shop online. Our offline GMV decreased by 35.1% from RMB547.6 million in 2015 to RMB355.3 million (US$51.6 million) in 2016. Our GMV increased by 41.5% from RMB552.7 million for the three months ended March 31, 2016 to RMB782.0 million (US$113.6 million) for the three months ended March 31, 2017. Our total online GMV increased by 51.7% from RMB478.7 million for the three months ended March 31, 2016 to RMB726.1 million (US$105.5 million) for the three months ended March 31, 2017. Our total offline GMV decreased by 24.4% from RMB73.9 million for the three months ended March 31, 2016 to RMB55.9 million (US$8.1 million) for the three months ended March 31, 2017.

Our revenue generated from mobile application, which contributed the majority of our revenue, increased from RMB880.0 million in 2015 to RMB1,826.3 million (US$265.3 million) in 2016. For the three months ended March 31, 2016 and 2017, revenue from our mobile application was RMB294.9 million and RMB447.6 million (US$65.0 million), respectively. We generated 73.2% and 87.6% of our total revenue through our online platform in 2015 and 2016, respectively. For the three months ended March 31, 2016 and 2017, we generated 85.0% and 91.1%, respectively, of our total revenue from online platform.

The table below sets forth a breakdown of our revenues from our merchandise sales, and marketplace and other services for the periods indicated:

	Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Merchandise sales	1,724,739	2,566,872	372,918	438,463	552,718	80,300
Marketplace and other services	18,389	26,950	3,915	3,646	9,234	1,342

Total	1,743,128	2,593,822	376,833	442,109	561,952	81,642

In 2016, we generated approximately 99.0% and 1.0% of our revenue from our merchandise sales, and marketplace and other services, respectively. For the three months ended March 31, 2017, approximately 98.4% and 1.6% of our revenues were generated from our merchandise sales, and marketplace and other services, respectively. Other services mainly include advertising and maintenance services and amounted to RMB7.9 million, RMB11.2 million (US$1.6 million), RMB1.5 million and RMB2.9 million (US$0.4 million) in 2015, 2016 and three months ended March 31, 2016 and 2017, respectively. We expect revenue contribution from our marketplace and other services to increase in the near future.

The table below sets forth the respective revenue contributions of (i) our company and our subsidiaries and (ii) our consolidated variable interest entities and their subsidiaries for the periods indicated as a percentage of total net revenues:

	Year Ended December 31,		For the Three Months Ended March 31,
	2015	2016	2016	2017
Our company and our subsidiaries	10%	8%	16%	8%
Our consolidated variable interest entities and their subsidiaries	90%	92%	84%	92%

Total net revenues	100%	100%	100%	100%

We expect to continue to generate a substantial majority of our revenues from our consolidated variable interest entities in the near future.

Cost of revenues

Our cost of revenues consists of primarily cost of merchandise sold and inventory write-downs, repair and maintenance staff payroll and related equipment depreciation. Our cost of goods sold does not include payment processing, packaging material and product delivery costs. Therefore, our cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

Operating expenses

Our operating expenses consist of (i) marketing expenses, (ii) fulfillment expenses, (iii) technology and content development expenses, and (iv) general and administrative expenses. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	Year Ended December 31,					For the Three Months Ended March 31,
	2015		2016			2016		2017
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Fulfillment	66,546	3.8	82,047	11,920	3.2	20,975	4.7	15,302	2,223	2.7
Marketing	243,558	14.0	218,759	31,782	8.4	60,657	13.7	33,829	4,915	6.0
Technology and content development	40,904	2.3	54,262	7,883	2.1	13,243	3.0	11,222	1,630	2.0
General and administrative	77,861	4.5	74,310	10,796	2.9	22,302	5.0	12,542	1,822	2.2

Total operating expenses	428,869	24.6	429,378	62,381	16.6	117,177	26.5	72,895	10,590	13.0

Fulfillment expenses.    Fulfillment expenses consist primarily of packaging material costs, shipping costs and costs incurred in operating and staffing our fulfillment/logistics and customer service centers, including costs attributable to receiving, inspecting and warehousing inventories; picking, packaging, and preparing customer orders for shipment; third-party payment platform charges and responding to customer inquiries. Fulfillment expenses also include amounts charged by third parties that assist us in product deliveries and payment collections. Expenses related to our product authentication procedures, including personnel and equipment expenses, are recorded also under fulfillment expenses. We will continue to invest in our fulfillment and delivery network to support our long-term growth and in the meantime seek to achieve lower delivery cost by establishing further cooperation with third party couriers as our bargaining power increases. We expect that our fulfillment expenses will continue to increase in absolute amount with per order fulfillment expenses decreasing as a result of our continued business growth.

Marketing expenses.    Marketing expenses consist primarily of advertising expenses, rental charges, public relation costs, office expenses, depreciation costs, brand fee, payroll and related expenses for personnel engaged in marketing activities. Advertising expenses take up the biggest portion in marketing expenses. We expect our marketing expenses to continue to decrease in absolute amount in the near future as a result of our enhanced ability to conduct precise and targeted marketing leveraging our business intelligence system and big data technology.

Technology and content development expenses.    Technology and content development expenses consist primarily of technology infrastructure expenses, payroll and related costs for employees involved in application development, category expansion, editorial content production on our online platform and system support expenses, as well as costs associated with computation, storage and telecommunication infrastructures. As we continue to expand our technological capabilities to support our anticipated growth and enhance customer experience, we expect our technology and content expenses to continue to increase in absolute amount in the foreseeable future.

General and administrative expenses.    General and administrative expenses consist primarily of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees for third parties and other general corporate costs, as well as costs associated with the use of facilities and equipment for these general corporate functions, such as depreciation and rental expenses. As our business further grows and we become a public company after the completion of this offering, we expect our general and administrative expenses to continue to increase in absolute amount in the foreseeable future.

Other expenses

Other expenses consist of (i) interest expense and (ii) foreign currency exchange losses/(gains). The following table sets forth the components of other expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	Year Ended December 31,					For the Three Months Ended March 31,
	2015		2016			2016		2017
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Interest expense, net	2,790	0.2	3,923	570	0.2	712	0.2	1,188	173	0.2
Foreign currency exchange losses/(gains)	7,425	0.4	11,418	1,659	0.4	(2,696)	(0.6)	(814)	(118)	(0.1)

Total other expenses	10,215	0.6	15,341	2,229	0.6	(1,984)	(0.4)	374	55	0.1

Interest expense.    Our interest expense is comprised of interest payments and incidental charges associated with our bank borrowings.

Foreign currency exchange losses/(gains).    Foreign currency exchange losses/(gains) are primarily due to the foreign currency exchange losses/(gains) in association with the restricted cash held by our Hong Kong subsidiary.

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Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to the uniform tax rate of 16.5%. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiary had not generated any assessable income since inception.

PRC

Our PRC subsidiaries and consolidated variable interest entities are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Our PRC subsidiaries and consolidated variable interest entities are all subject to the tax rate of 25% for the periods presented in the consolidated financial statements included elsewhere in this prospectus.

Under the PRC Enterprise Income Tax Law and its implementation rules, dividends from our PRC subsidiaries paid out of profits generated after January 1, 2008, are subject to a withholding tax of 10%, unless there is a tax treaty with China that provides for a different withholding tax rate. Distributions of profits generated before January 1, 2008 are exempt from PRC withholding tax. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate with respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10%, if such Hong Kong enterprise directly holds at least 25% equity interest in the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interest and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which became effective in November 2015 and replaced the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), provide that any non-resident enterprise meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Hong Kong Secoo may be able to benefit from the 5% withholding tax rate for the dividends it receives from Kutianxia, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax. Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with "de facto management bodies" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term "de facto management bodies" as the body that exercises full and substantial control and overall management over the business, production, personnel, accounts and properties of an enterprise. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, non-PRC enterprises, or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See "Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders." However, even if one or more of our legal entities organized outside of the PRC were characterized as PRC resident enterprises, we do not expect any material change in our net current tax payable balance and the net deferred tax balance as none of these entities generated any profit during the periods presented in the consolidated financial statements included elsewhere in this prospectus.

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Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

However, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2015 and 2016, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge to implement key controls over period end financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. We have implemented a number of measures to address the material weakness that has been identified, including (i) hiring additional professional staff, including a finance director who is a certified public accountant in the United States and a member of the American Institution of Certified Public Accountants with more than ten years of financial planning, analysis and reporting experience with US-listed public companies, a senior reporting manager who is a member of the Chinese Institution of Certified Public Accountants with over six years of experience in an international accounting firm and (ii) designating more resources to perform period-end closing procedures to ensure sales data generated and maintained by various business applications are complete and accurate and can be reconciled with the financial reporting system on time. In addition, we will continue to take other steps to strengthen our internal control over financial reporting, including (i) establishing a formal and regular training program for accounting personnel, including attending external U.S. GAAP training and (ii) implementing and formalizing comprehensive internal controls over financial reporting, including developing a comprehensive policy and procedure manual, to allow for prevention, early detection and resolution of potential compliance issues. We will continue to recruit experienced personnel to build a strong accounting and finance team. However, we cannot assure you that we will complete such implementation in a timely manner. See "Risk Factors — Risks Related to Our Business — If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weakness in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected."

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Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,					For the Three Months Ended March 31,
	2015		2016			2016		2017
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues
Merchandise sales	1,724,739	98.9	2,566,872	372,918	99.0	438,463	99.2	552,718	80,300	98.4
Marketplace and other services	18,389	1.1	26,950	3,915	1.0	3,646	0.8	9,234	1,342	1.6

Total net revenues	1,743,128	100.0	2,593,822	376,833	100.0	442,109	100.0	561,952	81,642	100.0
Cost of revenues	(1,526,047)	(87.5)	(2,193,676)	(318,700)	(84.6)	(382,046)	(86.4)	(465,139)	(67,576)	(82.8)

Gross profit	217,081	12.5	400,146	58,133	15.4	60,063	13.6	96,813	14,066	17.2

Operating expenses
Fulfillment expenses	(66,546)	(3.8)	(82,047)	(11,920)	(3.2)	(20,975)	(4.7)	(15,302)	(2,223)	(2.7)
Marketing expenses	(243,558)	(14.0)	(218,759)	(31,782)	(8.4)	(60,657)	(13.7)	(33,829)	(4,915)	(6.0)
Technology and content development expenses	(40,904)	(2.3)	(54,262)	(7,883)	(2.1)	(13,243)	(3.0)	(11,222)	(1,630)	(2.0)
General and administrative expenses	(77,861)	(4.5)	(74,310)	(10,796)	(2.9)	(22,302)	(5.0)	(12,542)	(1,822)	(2.2)

Total operating expenses	(428,869)	(24.6)	(429,378)	(62,381)	(16.6)	(117,177)	(26.5)	(72,895)	(10,590)	(13.0)

(Loss)/profit from operations	(211,788)	(12.1)	(29,232)	(4,248)	(1.1)	(57,114)	(12.9)	23,918	3,476	4.3

Other expenses
Interest expense, net	(2,790)	(0.2)	(3,923)	(570)	(0.2)	(712)	(0.2)	(1,188)	(173)	(0.2)
Foreign currency exchange gains/(losses)	(7,425)	(0.4)	(11,418)	(1,659)	(0.4)	2,696	0.6	814	118	0.1

(Loss)/profit before income tax	(222,003)	(12.7)	(44,573)	(6,477)	(1.7)	(55,130)	(12.5)	23,544	3,421	4.2

Income tax expense	—	—	—	—	—	—	—	—	—	—

Net (loss)/profit	(222,003)	(12.7)	(44,573)	(6,477)	(1.7)	(55,130)	(12.5)	23,544	3,421	4.2

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

Net revenues

Our total net revenues increased by 27.1% from RMB442.1 million for the three months ended March 31, 2016 to RMB562.0 million (US$81.6 million) for the three months ended March 31, 2017. The increase in net revenues primarily reflected the increase in the total number of orders. The total number of orders increased by approximately 28.6% from approximately 163.9 thousand for the three months ended March 31, 2016 to approximately 210.7 thousand for the three months ended March 31, 2017. Our GMV grew from RMB552.7 million for the three months ended March 31, 2016 to RMB782.0 million (US$113.6 million) for the three months ended March 31, 2017.

Cost of revenues

Our cost of revenues increased by 21.8% from RMB382.0 million for the three months ended March 31, 2016 to RMB465.1 million (US$67.6 million) for the three months ended March 31, 2017, primarily attributable to a significant increase in merchandising sales, which is in line with our revenue growth.

Gross profit

As a result of the foregoing, our gross profit increased by 61.1% from RMB60.1 million for the three months ended March 31, 2016 to RMB96.8 million (US$14.1 million) for the three months ended

March 31, 2017. Our gross margin increased from 13.6% for the three months ended March 31, 2016 to 17.2% for the three months ended March 31, 2017. The increase in our gross margin was primarily due to (i) our improved product mix with higher margin, (ii) our ability to source the products at a lower price due to the scale and reputation of our platform, and (iii) reduced discount and promotion scale.

Operating expenses

Our operating expenses decreased by 37.8% from RMB117.2 million for the three months ended March 31, 2016 to RMB72.9 million (US$10.6 million) for the three months ended March 31, 2017.

Fulfillment expenses.    Our fulfillment expenses decreased by 27.1% from RMB21.0 million for the three months ended March 31, 2016 to RMB15.3 million (US$2.2 million) for the three months ended March 31, 2017. The decrease was primarily attributable to (i) the significant decrease in delivery expenses paid to third-party delivery companies by obtaining lower rates from those delivery companies through economies of scale and choosing more cost-effective third-party delivery companies, and (ii) the decrease in third-party payment platform charges and staff compensation and benefits expenses. The decrease was partially offset by the slight increase in warehouse rental expenses. Delivery expenses paid to third-party delivery companies decreased from RMB7.9 million for the three months ended March 31, 2016 to RMB3.7 million (US$0.5 million) for the three months ended March 31, 2017. Third-party payment platform charges decreased from RMB3.3 million for the three months ended March 31, 2016 to RMB3.1 million (US$0.5 million) for the three months ended March 31, 2017. Staff compensation and benefits expense for our fulfillment personnel decreased from RMB6.2 million for the three months ended March 31, 2016 to RMB5.1 million (US$0.7 million) for the three months ended March 31, 2017. Warehouse rental expense increased from RMB1.7 million for the three months ended March 31, 2016 to RMB2.0 million (US$0.3 million) for the three months ended March 31, 2017.

Marketing expenses.    Our marketing expenses decreased by 44.3% from RMB60.7 million for the three months ended March 31, 2016 to RMB33.8 million (US$4.9 million) for the three months ended March 31, 2017. The decrease was primarily due to a decrease in our advertising expenditures because we were able to conduct precise and targeted marketing leveraging our business intelligence system and data analytic capabilities, and the results of our branding effort in the past years, and to a lesser extent, the decrease in the staff compensation and benefit expenses. Our advertising expenses decreased from RMB33.4 million for the three months ended March 31, 2016 to RMB11.8 million (US$1.7 million) for the three months ended March 31, 2017. Staff compensation and benefits expense decreased from RMB17.1 million for the three months ended March 31, 2016 to RMB13.8 million (US$2.0 million) for the three months ended March 31, 2017.

Technology and content development expenses.    Our technology and content development expenses decreased by 15.2% from RMB13.2 million for the three months ended March 31, 2016 to RMB11.2 million (US$1.6 million) for the three months ended March 31, 2017. The decrease in our technology and content development expenses was primarily attributable to lower spending on several of our technological projects as well as decreased expenditures on our technology and content development personnel due to average headcount decrease. Staff compensation and benefits expense decreased from RMB10.9 million for the three months ended March 31, 2016 to RMB9.1 million (US$1.3 million) for the three months ended March 31, 2017.

General and administrative expenses.    Our general and administrative expenses decreased by 43.9% from RMB22.3 million for the three months ended March 31, 2016 to RMB12.5 million (US$1.8 million) for the three months ended March 31, 2017. The decrease in our general and administrative expenses was primarily attributable to the decrease in travelling expenses, a one-time termination payment to a former senior management in March 2016 as well as the decrease in the staff compensation and benefit expenses. Staff compensation and benefits expense decreased from RMB12.9 million for the three months ended March 31, 2016 to RMB5.0 million (US$0.7 million) for the three months ended March 31, 2017.

Other income/(expenses)

We incurred other expenses of RMB0.4 million (US$0.1 million) for the three months ended March 31, 2017, compared to other income of RMB2.0 million for the three months ended March 31, 2016.

Interest expenses.    Our interest expenses increased by 71.4% from RMB0.7 million in the three months ended March 31, 2016 to RMB1.2 million (US$0.2 million) for the three months ended March 31, 2017. The increase in interest expenses was mainly due to higher bank borrowings for the three months ended March 31, 2017.

Foreign currency exchange gains.    Total foreign currency exchange gains decreased by 70.4% from RMB2.7 million in three months ended March 31, 2016 to RMB0.8 million (US$0.1 million) in three months ended March 31, 2017. The decrease in foreign currency exchange gains was mainly due to the less appreciation of RMB against US$ for the three months ended March 31, 2017, compared to the three months ended March 31, 2016.

Net (loss)/profit

We recorded a net profit of RMB23.5 million (US$3.4 million) in the three months ended March 31, 2017, as compared to a net loss of RMB55.1 million for the three months ended March 31, 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net revenues

Our total net revenues increased by 48.8% from RMB1,743.1 million in 2015 to RMB2,593.8 million (US$376.8 million) in 2016. The increase in net revenues primarily reflected the increase in the total orders. The total orders increased by 52.9% from approximately 623.8 thousand in 2015 to approximately 953.7 thousand in 2016. Our GMV increased by 34.9% from RMB2,572.6 million in 2015 to RMB3,470.2 million (US$504.1 million) in 2016.

Cost of revenues

Our cost of revenues increased by 43.8% from RMB1,526.0 million in 2015 to RMB2,193.7 million (US$318.7 million) in 2016, primarily attributable to the increase in our volume of merchandise sales, which is in line with our revenue growth.

Gross profit

As a result of the foregoing, our gross profit increased by 84.3% from RMB217.1 million in 2015 to RMB400.1 million (US$58.1 million) in 2016. Our gross margin increased from 12.5% in 2015 to 15.4% in 2016. The increase in our gross margin was primarily due to (i) our improved product mix with higher margin, including a greater proportion of sales of apparel, accessories and jewelry, (ii) our ability to source the products at a lower price due to the scale and reputation of our platform, (iii) reduced discount and promotion scale.

Operating expenses

Our operating expenses increased by 0.1% from RMB428.9 million in 2015 to RMB429.4 million (US$62.4 million) in 2016.

Fulfillment expenses.    Our fulfillment expenses increased by 23.3% from RMB66.5 million in 2015 to RMB82.0 million (US$11.9 million) in 2016. The increase was primarily attributable to the significant increase in the number of orders fulfilled resulting in higher delivery expenses paid to third-party delivery companies, partially offset by our choice of cost-effective third-party delivery companies, higher third-party payment platform charges, higher warehouse rental expense, as well as higher staff compensation and benefits due to average headcount increase. Delivery expenses paid to third-party delivery companies increased from RMB25.8 million in 2015 to RMB28.2 million (US$4.1 million) in 2016. Third-party payment platform charges increased from RMB10.7 million in 2015 to RMB14.4 million (US$2.1 million) in 2016. Warehouse rental expense increased from RMB3.9 million in 2015 to RMB7.3 million

(US$1.1 million) in 2016. Staff compensation and benefits expense for our fulfillment personnel increased from RMB20.6 million in 2015 to RMB23.4 million (US$3.4 million) in 2016.

Marketing expenses.    Our marketing expenses decreased by 10.2% from RMB243.6 million in 2015 to RMB218.8 million (US$31.8 million) in 2016. This decrease was primarily due to a decrease in our advertising expenditures because we were able to conduct precise and targeted marketing leveraging our business intelligence system and data analytic capabilities, and because we were able to leverage the results of our branding effort in the past years. The decrease was partially offset by the increase in the staff compensation and benefit expense. Our advertising expenses decreased from RMB149.5 million in 2015 to RMB113.7 million (US$16.5 million) in 2016. Staff compensation and benefits expense increased from RMB49.5 million in 2015 to RMB66.6 million (US$9.7 million) in 2016.

Technology and content development expenses.    Our technology and content expenses increased by 32.8% from RMB40.9 million in 2015 to RMB54.3 million (US$7.9 million) in 2016. The increase in our technology and content development expenses was primarily attributable to higher compensation and benefits for our technology and content development personnel due to average headcount increase and increase in average salary. Staff compensation and benefits expense increased from RMB32.7 million in 2015 to RMB44.4 million (US$6.5 million) in 2016.

General and administrative expenses.    Our general and administrative expenses decreased by 4.6% from RMB77.9 million in 2015 to RMB74.3 million (US$10.8 million) in 2016. The decrease in our general and administrative expenses was primarily attributable to the expenses of our proposed initial public offering and related costs of RMB19.4 million which were expensed when our previously proposed IPO was suspended in 2015. Staff compensation and benefits expense increased from RMB15.4 million in 2015 to RMB27.1 million (US$3.9 million) in 2016.

Other expenses

Other expenses increased by 50.0% from RMB10.2 million in 2015 to RMB15.3 million (US$2.2 million) in 2016.

Interest expense.    Our interest expense increased by 39.3% from RMB2.8 million in 2015 to RMB3.9 million (US$0.6 million) in 2016. The increase in interest expense was mainly due to interest cost in association with a new bank loan in the amount of RMB50.0 million (US$7.3 million) from SPD Silicon Valley Bank Co., Ltd. in 2016.

Foreign currency exchange losses.    Total foreign currency exchange losses increased by 54.1% from RMB7.4 million in 2015 to RMB11.4 million (US$1.7 million) in 2016, respectively. The increase in foreign currency exchange losses were mainly due to the continued depreciation of RMB against US$ in 2016. Foreign currrency exchange losses were primarily due to the restricted cash in the amount of RMB155.3 million (US$22.6 million) held by our Hong Kong subsidiary.

Net loss

We recorded a net loss of RMB44.6 million (US$6.5 million) in 2016, as compared to RMB222.0 million in 2015.

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated results of operations for the three-month periods ended on the dates indicated. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements which includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our operating results for the quarters presented.

	For the Three Months Ended
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017
	(in thousands of RMB)
Net revenues
Merchandise sales	358,936	551,976	653,310	438,463	586,228	672,737	869,444	552,718
Marketplace and other services	3,827	5,885	6,966	3,646	4,780	8,609	9,915	9,234

Total net revenues	362,763	557,861	660,276	442,109	591,008	681,346	879,359	561,952
Cost of revenues	(311,262)	(486,039)	(587,813)	(382,046)	(494,403)	(571,186)	(746,041)	(465,139)

Gross profit	51,501	71,822	72,463	60,063	96,605	110,160	133,318	96,813

Operating expenses
Fulfillment expenses	(12,669)	(18,277)	(23,742)	(20,975)	(20,310)	(20,377)	(20,385)	(15,302)
Marketing expenses	(43,706)	(74,376)	(90,491)	(60,657)	(58,705)	(52,790)	(46,607)	(33,829)
Technology and content development expenses	(9,019)	(10,591)	(12,717)	(13,243)	(15,443)	(15,075)	(10,501)	(11,222)
General and administrative expenses	(14,915)	(22,515)	(17,938)	(22,302)	(16,454)	(15,303)	(20,251)	(12,542)

Total operating expenses	(80,309)	(125,759)	(144,888)	(117,177)	(110,912)	(103,545)	(97,744)	(72,895)

(Loss)/profit from operations	(28,808)	(53,937)	(72,425)	(57,114)	(14,307)	6,615	35,574	23,918

Other income/(expenses)
Interest income/(expense), net	(740)	(936)	(575)	(712)	(746)	(1,157)	(1,308)	(1,188)
Others, net	343	(4,022)	(3,199)	2,696	(4,723)	(2,097)	(7,294)	814

(Loss)/profit before tax	(29,205)	(58,895)	(76,199)	(55,130)	(19,776)	3,361	26,972	23,544

Income tax expenses	—	—	—	—	—	—	—	—

Net (loss)/profit	(29,205)	(58,895)	(76,199)	(55,130)	(19,776)	3,361	26,972	23,544

We have experienced general growth in our quarterly total net revenues and gross profit for the eight quarters in the period from April 1, 2015 to March 31, 2017, except for decrease between the fourth quarter of 2015 and the first quarter of 2016, as well as the decrease between the fourth quarter of 2016 and the first quarter of 2017, in both cases due to seasonality. Our historical total net revenues and gross profit were generally significantly higher in the fourth quarter than the other quarters. Sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China, including us, hold special promotional campaigns on festivals or days popular among young people, many of which falls in the fourth quarter. We also hold a special promotional campaign in December each year. These special promotional campaigns typically increase the net revenues in the relevant quarters. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. Our future operating results will be affected by the timing of promotional or marketing campaigns that we may launch from time to time.

Our net loss began to decrease from the second quarter of 2016, and we recorded net profits consecutively for the third and fourth quarters of 2016 and the first quarter of 2017. For the three months ended March 31, 2017, we recorded a net profit of RMB23.5 million (US$3.4 million), compared to a net loss of RMB55.1 million for the three months ended March 31, 2016. Our net profit margin increased for three consecutive quarters from July 1, 2016 to March 31, 2017, which were mainly attributable to an increase in gross profit with aforementioned reasons and decreased operating expenses, including fulfillment expenses, marketing expenses, technology and content development expenses, and general and administrative expenses. The overall decreased operating expenses testify the improved operating efficiency of our company.

See "Risk Factors — Risks Related to Our Business — Our results of operations are subject to seasonal fluctuations."

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Liquidity and Capital Resources

To date, we have financed our operations primarily through the issuance of preferred shares through private placements and short-term bank borrowings. As of December 31, 2015 and 2016 and March 31, 2017, we had RMB 284.6 million, RMB55.6 million (US$8.1 million) and RMB14.1 million (US$2.1 million) in cash and cash equivalents, respectively. Our cash and cash equivalents consist of cash on hand and time deposits, which have original maturities of three months or less and are readily convertible to decidable amounts of cash. As of March 31, 2017, we had RMB155.8 million (US$22.6 million) in restricted cash, which consisted of cash deposits associated with one bank loan with principal amounts of RMB 150.0 million (US$21.8 million). The use of cash deposit and its interest is restricted by the bank until the corresponding loan is fully repaid.

In September 2015, Xiamen International Bank granted a two-year credit line of RMB150.0 million to us at a fixed interest of 1.62% and 1.68% per annum each year. In relation to this facility, we placed a cash deposit of RMB155.3 million in Xiamen International Bank, the use of which and the related interest is restricted by Xiamen International Bank until the loan is fully repaid. In May 2016, we borrowed from SPD Silicon Valley Bank Co., Ltd., or SPD, a one-year bank loan in the amount of RMB50.0 million, which was due in May 2017 and bears an interest rate of 5.75% per annum. In May 2017, we entered into an amendment to the facility agreement with SPD. Pursuant to the amendment, the loan in the amount of RMB50.0 million was extended for one year with an interest rate of 7.35% and will become due in May 2018. SPD granted us another loan in the amount of RMB20.0 million with an interest rate of 6.75% and will become due in May 2019. The loan in the amount of RMB50.0 million is subject to 1% of deduction in interest rate if we reach certain financing target. The loan in total amount of RMB70.0 million is collateralized by the inventories and equipment held by Beijing Secoo. In addition, a guarantee is provided to the bank by Hong Kong Secoo and us. On May 5, 2017, we entered into a short-term borrowing agreement to borrow RMB45 million at an interest rate of 9.35% per annum. The borrowing is payable in five monthly installments starting in May 2017. The loan is guaranteed by Beijing Secoo. We believe that our current cash and cash equivalents will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to obtain additional credit facilities or issue debt or equity securities. See "Risk Factors — Risks Related to Our Business — Inability to obtain additional financing on commercially reasonable terms in the future may materially and adversely affect our business, results of operations and financial condition."

In the future, we may rely significantly on dividends and other distributions paid by our PRC subsidiaries for our cash and financing requirements. There may be restrictions on the dividends and other distributions by our PRC subsidiaries. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that our PRC subsidiary currently has in place with our variable interest entities in a way that could materially and adversely affect the ability of our PRC subsidiary to pay dividends and make other distributions to us. In addition, under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, our PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The reserve fund and the staff welfare and bonus funds cannot be distributed as cash dividends. See "Risk Factors — Risks Related to Our Corporate Structure — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business." Furthermore, our investments made as registered capital and additional paid-in capital in our PRC subsidiaries, variable interest entities and their subsidiaries are also subject to restrictions on their distribution and transfer according to PRC laws and regulations.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our variable interest entities and their subsidiaries only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See "Risk Factors — Risks Related to Doing Business in China — PRC regulation on loans to and direct investment in PRC entities by offshore holding companies and government control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and consolidated variable interest entities or make additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business." As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and variable interest entities when needed. Notwithstanding the forgoing, our PRC subsidiaries may use their own retained earnings (rather than RMB converted from foreign currency denominated capital) to provide financial support to our variable interest entities either through entrusted loans from our PRC subsidiaries to our variable interest entities or direct loans to such variable interest entities' nominee shareholders, which would be contributed to the consolidated variable entities as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the variable interest entities' share capital.

As of March 31, 2017, cash and cash equivalents and restricted cash in an aggregate amount of RMB0.2 million, HK$198.5 million and MYR3.5 million were held by Secoo Holding Limited and its non-PRC subsidiaries in Hong Kong and overseas. As of March 31, 2017, our subsidiaries in China held cash and cash equivalents in the amount of RMB0.5 million (US$0.1 million), and our variable interest entities and their subsidiaries held cash and cash equivalents in the amount of RMB7.1 million (US$1.0 million). We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in China for general corporate purposes.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,			For the Three Months Ended March 31,
	2015	2016		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	126,759	250,668	36,418	169,418	45,065	6,547
Net cash used in investing activities	15,386	11,666	1,695	1,538	3,420	497
Net cash provided by (used in) financing activities	365,179	44,269	6,430	(157)	5,738	834
Cash and cash equivalents at the beginning of the year	71,783	284,622	41,350	284,622	55,555	8,071
Cash and cash equivalents at the end of the year	284,622	55,555	8,071	114,377	14,142	2,055

Operating activities

Net cash used in operating activities amounted to RMB45.1 million (US$6.5 million) for the three months ended March 31, 2017, as compared to RMB169.4 million for the three months ended March 31, 2016, primarily resulted from RMB616.6 million (US$89.7 million) of cash from the sale of upscale brand products and offering of marketplace and other services, offset by cash payment to suppliers of RMB617.1 million (US$89.7 million), our employee salaries and welfare payment of RMB36.1 million (US$5.2 million), our payments for taxes of RMB3.2 million (US$0.5 million) and other general operating costs of RMB5.3 million (US$0.8 million).

Net cash used in operating activities amounted to RMB250.7 million (US$36.4 million) in 2016, primarily resulted from RMB2,798.6 million (US$406.5 million) of cash from the sale of upscale brand products and offering of marketplace and other services, offset by cash payment to suppliers of RMB2,865.0 million (US$416.2 million), our employee salaries and welfare payment of RMB154.3 million (US$22.4 million), our payments for taxes of RMB13.4 million (US$1.9 million) and other general operating costs of RMB16.6 million (US$2.4 million).

Net cash used in operating activities amounted to RMB126.8 million in 2015, primarily resulted from RMB2,046.9 million of cash we received from the sale of upscale brand products and offering of marketplace and other services, offset by cash payment to suppliers of RMB2,023.5 million, our employee salaries and welfare payment of RMB104.9 million, our payments for taxes of RMB40.8 million and other general operating costs of RMB4.5 million.

Investing activities

Net cash used in investing activities for the purchase of property and equipment amounted to RMB15.4 million, RMB11.7 million (US$1.7 million) and RMB3.4 million (US$0.5 million) in 2015 and 2016 and for the three months ended March 31, 2017, respectively.

Financing activities

Net cash provided by financing activities amounted to RMB5.7 million (US$0.8 million) for the three months ended March 31, 2017, as compared to RMB0.2 million net cash used in financing activities for the three months ended March 31, 2016, which was attributable to the proceeds from our other borrowings.

Net cash provided by financing activities amounted to RMB44.3 million (US$6.4 million) in 2016, which was attributable to net proceeds from short-term borrowing of RMB25.2 million and capital contributions from non-controlling interest in the amount of RMB19.4 million.

Net cash provided by financing activities amounted to RMB365.2 million in 2015, which was attributable to proceeds from our issuance of preferred shares to investors in the amount of RMB338.8 million and net short-term borrowings.

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Capital Expenditures

Our capital expenditures amounted to RMB15.4 million in 2015, RMB11.7 million (US$1.7 million) in 2016 and RMB3.4 million (US$0.5 million) for the three months ended March 31, 2017, respectively. Between January 1, 2015 and March 31, 2017, our capital expenditures were principally used for our leasehold improvements, as well as purchases of office and other operating equipment and motor vehicles.

In 2017, we plan to open new offline experience centers globally. The capital expenditure for the new offline experience centers is expected to be approximately RMB20 million, and the remaining amount will be used for our general corporate purposes.

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Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2017:

		Payment due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB thousands)
Operating lease obligations(1)	73,038	25,048	41,282	6,708	—
Bank borrowings(2)	324,182	258,661	65,521	—	—

Total	397,220	283,709	106,803	6,708	—

Notes:

(1)
We lease logistics centers, offline experience centers and office space under non-cancelable operating lease agreements that expire at various dates through 2021. These lease agreements provide for periodic rental increases based on both contractually agreed upon incremental rates and on the general inflation rate as agreed upon by us and our lessors. We incurred rental expenses of RMB28.5 million in 2015 and RMB35.8 million (US$5.2 million) in 2016.

(2)
In September 2015, Xiamen International Bank granted a two-year credit line of RMB150.0 million to us at a fixed interest of 1.62% and 1.68% per annum each year. In relation to this facility, we placed a cash deposit of RMB155.3 million in Xiamen International Bank, the use of which and the related interest is restricted by Xiamen International Bank until the loan is fully repaid.

In May 2016, we borrowed from SPD Silicon Valley Bank Co., Ltd. a one-year bank loan in the amount of RMB50.0 million, which was due in May 2017 and bears an interest rate of 5.75% per annum. In May 2017, we entered into an amendment to the facility agreement with SPD. Pursuant to the amendment, the loan in the amount of RMB50.0 million was extended for one year with an interest rate of 7.35% and will become due in May 2018. SPD granted us another loan in the amount of RMB20.0 million with an interest rate of 6.75% and will become due in May 2019. The loan in the amount of RMB50.0 million is subject to 1% of deduction in interest rate if we reach certain financing target. The loan in total amount of RMB70.0 million is collateralized by the inventories and equipment in the total value of RMB250.9 million held by Beijing Secoo. In addition, a guarantee is provided to the bank by Hong Kong Secoo and us. On May 5, 2017, we entered into a short-term borrowing agreement to borrow RMB45 million at an interest rate of 9.35% per annum. The borrowing is payable in five monthly installments starting in May 2017. The loan is guaranteed by Beijing Secoo.

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Holding Company Structure

Secoo Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our consolidated variable interest entities in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries in China and our variable interest entities required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As of December 31, 2016 and March 31, 2017, we did not provide any statutory reserves as all of our entities had posted cumulative losses.

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Off-balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

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Inflation

Since we commenced our current business operations, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent in the consumer price index for December 2015 and 2016 increased by 1.4% and 2.0%, respectively. Although we have not in the past been materially affected by inflation since we commenced our current business operations, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of each reporting period, and the reported amounts of revenues and expenses during each reporting period. We continually evaluate estimates and assumptions based on the most recently available information, our historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in facts and circumstances leading to a change in our estimates.

The following are descriptions of our critical accounting policies and estimates. They should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Consolidation of Variable Interest Entities

We operate a website through which we distribute products and communicate with our customers. In order to ensure our internet operation complies with PRC laws and regulations, the necessary PRC operating license which we require for operating our website is held by Beijing Secoo, our affiliated PRC entity. The equity interests of Beijing Secoo are held by our founders, who are PRC individuals. A series of contractual arrangements have been entered into between our PRC subsidiary, Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo. As a result of the contractual agreements, which include powers of attorney, an exclusive business cooperation agreement, an equity pledge agreement and exclusive option agreements, we have the ability to exercise control over Beijing Secoo and the subsidiaries of Beijing Secoo, direct their activities, receive substantially all of their economic benefits and have an option to purchase all of the equity interests and assets in Beijing Secoo when and to the extent permitted by PRC law at a minimum price. We consider that we are the primary beneficiary of Beijing Secoo and its subsidiaries, and accordingly these entities are our variable interest entities under U.S. GAAP. As such, we consolidate the results and financial position of Beijing Secoo and its subsidiaries in our consolidated financial statements.

We launched our online auction sales format in July 2014. The current PRC laws and regulations also restrict foreign ownership in auction sales business. In order to comply with the PRC laws and regulations, the necessary PRC license for our auction business is held by Beijing Auction, our PRC affiliated entity. The equity interests of Beijing Auction are held by our founders. A series of contractual arrangements have been entered into between our PRC subsidiary, Kutianxia, Beijing Auction and its shareholders. Through the contractual arrangements which include powers of attorney, an exclusive business cooperation agreement, an equity pledge agreement, exclusive option agreement and loan agreements, we consider we are able to exercise effective control over, bear the risks of, enjoy substantially all of the economic benefits of Beijing Auction, and have an exclusive option to purchase all or part of the equity interests in Beijing Auction when and to the extent permitted by PRC law at the minimum price possible. We conclude that we are the primary beneficiary of Beijing Auction, and accordingly Beijing Auction is our variable interest entity under U.S. GAAP. As such, we consolidate the results and financial position of Beijing Auction in our consolidated financial statements with effect from September 15, 2014, the date on which the series of contractual agreements between Kutianxia, Beijing Auction and the shareholders of Beijing Auction become effective.

Any changes in PRC laws and regulations that affect our ability to control Beijing Secoo and/or Beijing Auction might preclude us from consolidating the two entities and their subsidiaries in the future. We will continuously evaluate whether we are the primary beneficiary of our variable interest entities as facts and circumstances change.

Revenue Recognition

Our revenues are generated primarily from merchandise sales, marketplace services and other services.

Revenues are recognized when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured.

Sales allowances for returns, which reduce revenues, are estimated based on historical experience. Revenues are recorded net of value-added taxes, business taxes and surcharges.

In accordance with ASC 605-45, Revenue Recognition: Principal Agent Considerations, we consider several factors in determining whether we act as the principal or as an agent in the arrangement of merchandise sales and provision of various related services and thus whether it is appropriate to record the revenue and the related cost of sales on a gross basis or record the net amount earned as service fees.

Merchandise Sales

Revenues are from merchandise sales when we act as principal for the sales of brand products to end customers online through our own internet platforms and offline at the offline experience centers. Online sales include sales through our online shopping mall, flash sales, auction and overseas sales.

We consider ourselves as a principal for the following reasons: (1) we are the primary obligor and are responsible for the acceptability of the products and the fulfillment of the delivery services; (2) we are responsible to compensate end customers if the products are counterfeit or defective goods; (3) we are also responsible for the loyalty program benefits offered in conjunction with the merchandise sales to the buyers; (4) we have latitude in establishing selling prices and selecting suppliers; (5) we assume credit risks on receivables; and (6) we have legal ownership of the inventory and have significant inventory risks even for those inventory with payment deferred until the following month after the inventory is sold as it has physical loss risk after acceptance of all the goods purchased from suppliers. Accordingly, we consider ourselves as the principal in the arrangement with the end customers and record revenue earned from merchandise sales on a gross basis.

With respect to proceeds from merchandise sales, before determining the timing of revenue recognition, we allocate proceeds from merchandise sales among sales of the products and customer loyalty program benefits based on vendor specific objective evidence of the deliverables applying the guidance in ASC 605-25, Revenue Recognition—Multiple-Element Arrangements. Proceeds allocated to sales of goods are recognized as merchandise sales upon acceptance of delivery of products by buyers. Proceeds allocated to customer loyalty program benefits are recorded as deferred revenues.

We collect cash from end customers before or upon deliveries of products mainly through banks, third party online payment platforms or delivery companies. Cash collected from end customers before product delivery is recognized as advances from customers.

Marketplace and other services

Service revenues include marketplace service revenue and other services revenue through the internet platform. Marketplace service revenue refers to the commission fee earned by the Group when the Group acts as an agent for sales of vendors' goods and lifestyle services.

In addition, the other services revenue mainly consists of service fees from the provision of repair and maintenance services to products such as handbags and watches and advertising service revenue.

With respect to the marketplace service revenue, we do not have general inventory risk or latitude in establishing prices. Accordingly, we record the net amount as marketplace service fees earned.

We recognize other service revenue when the services are rendered. We recognize marketplace service revenue at the time that we have provided the service and are entitled to payment.

Fair Value of Our Ordinary Shares

We are a private company with no quoted market prices for our ordinary shares. We therefore need to make estimates of the fair value of our ordinary shares at various dates for the purposes of (i) determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion features, if any; (ii) determining the fair value of preferred shares and ordinary shares at the respective issuance date and period end; and (iii) determining the fair value of our ordinary shares at the date of grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm.

Date	Fair Value per Share (US$)	Discount Rate	DLOM	Type of Valuation
March 31, 2015	12.3	19.5%	10.0%	Retrospective
July 8, 2015	14.4	18.5%	10.0%	Retrospective
September 30, 2015	17.8	18.5%	5.0%	Retrospective
December 31, 2015	14.1	19.0%	15.0%	Retrospective
March 31, 2016	15.0	19.0%	15.0%	Retrospective
June 30, 2016	17.0	19.0%	10.0%	Retrospective
September 30, 2016	18.6	18.5%	10.0%	Retrospective
December 31, 2016	19.6	18.5%	10.0%	Retrospective
March 31, 2017	21.6	18.0%	5.0%	Contemporary

In determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

Discount rates.    The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

Comparable companies.    In deriving the weighted average cost of capital used as the discount rates under the income approach, twelve publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they either operate in the e-commerce industry or engage in the buy and sale of luxury products; and (ii) their shares are publicly traded in developed capital markets, including the United States, Hong Kong, UK and Italy.

Discount for lack of marketability, or DLOM.    DLOM was quantified by the Finnerty's (2012) Average-Strike Put Option model. This model estimates a discount for lack of marketability (DLOM) as a function of restricted transferability, using the value of an average-strike put option. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from March 2015 to March 2017. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in the PRC; our ability to retain or recruit competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

Option pricing method was used to allocate the total equity value to preferred and ordinary shares, taking into account the guideline prescribed by the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation." The method treats common stock and preferred stock as call options on the company's total equity value, with exercise prices based on the liquidation preference of the preferred stock.

The option pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 33% to 53% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The fair value of our ordinary shares increased from US$12.3 per share as of March 31, 2015 to US$17.8 per share as of September 30, 2015. We expanded our cross border e-commerce in early 2015. We increased direct sourcing from an increased number of European brand vendors to offer more product choices to our China customers; and revenue contribution from cross border e-commerce increased. We completed our fifth round of private placement in July 2015, issuing Series E preferred shares at the price of approximately US$18.80 per share, raising new funds to support our growth. Discount rate used for valuation of our equity decreased as our initial public offering process progressed and we expected to complete this offering by the end of 2015.

The fair value of our ordinary shares decreased from US$17.8 per share as of September 30, 2015 to US$14.1 per share as of December 31, 2015. At the end of 2015, we voluntarily suspended our initial public offering process as our board of directors decided to wait for a more favorable market environment. As a result of the delay in initial public offering, DLOM increased from 5% to 15%.

The fair value of our ordinary shares increased from US$14.1 per share as of December 31, 2015 to US$19.6 per share as of December 31, 2016. We continued our significant growth during the period that our total net revenues in 2016 increased by approximately 49% to RMB2,594 million from RMB1,743 million in 2015. The increase in the fair value of ordinary shares in 2016 was mainly attributable to (i) our fast expansion in offering new product categories; (ii) entering into direct cooperation with global top-tier brands; (iii) established new cooperation model for our offline experience centers; (iv) enhanced our big data technology providing efficient and target marketing; and (v) upgraded warehouse and finance backstage support. Our loss from operations narrowed to RMB29 million in 2016 from RMB212 million in 2015. We sourced and offered more upscale products and lifestyle services to our customers. Our board of directors decided to relaunch our initial public offering process in October 2016.

The fair value of our ordinary shares increased from US$19.6 per share as of December 31, 2016 to US$21.6 per share as of March 31, 2017. We entered into direct cooperation with additional global top-tier brands. We hired our Chief Operating Officer to strengthen the Company's operation functions. We recorded third consecutive profitable quarter that our profit from operations reached RMB6.6 million, RMB35.6 million and RMB23.9 million in the third quarter and fourth quarter in 2016 and the first quarter in 2017, respectively.

Income taxes

Current income taxes are provided on the basis of net income/loss for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized on temporary differences between financial statements carrying amounts and tax bases of assets and liabilities by applying enacted statutory rates that will be in effect in the period in which the temporary differences are expected to reverse. The effect on deferred taxes as a result of a change in tax rate is recognized in the consolidated statement of comprehensive loss in the period of change. A valuation allowance is recorded to reduce the amount of deferred tax assets if based on the weight of available evidence, it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

We have not been profitable since our inception. Based on the financial and operating information currently available to our management, we estimate it is more likely than not that we will not be able to realise any benefit from our existing deferred tax assets in the foreseeable future; and accordingly, we have provided full valuation allowances for our deferred tax assets as of December 31, 2015 and 2016. We will continue to regularly review our deferred tax assets position to determine if a full valuation allowance is still applicable in light of changes in our operation and financial performance.

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Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" (Topic 606). This guidance supersedes current guidance on revenue recognition in Topic 605, Revenue Recognition. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For public business entities that follow U.S. GAAP, the deferral results in the new revenue standard are being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. We are currently evaluating the impact of adopting this standard on consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, "Inventory (Topic 330)," which modifies the accounting for inventory. Under this ASU, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU is effective for reporting periods after December 15, 2016, with early adoption permitted. We elected to early adopt this ASU in 2016 and applied it prospectively. The adoption of ASU 2015-11 did not have material impact on the consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 ("ASU 2015-17"), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. We elected to early adopt the ASU 2015-17 in 2016 on a retrospective basis. The adoption of ASU 2015-17 did not have material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 ("ASU 2016-02"), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on its consolidated financial statements.

In March, 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We adopted this Update upon its effectiveness in first quarter of 2017, and the adoption did not have material impact on our financial position, statement of operations or cash flow.

In November, 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. We are currently evaluating the impact of this amendment on cash flow.

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Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

We earn most of our revenues and incur most of our expenses in RMB. As the impact of foreign currency risk on our operations was not material in the past, we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and China's foreign exchange policies, among other things. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)'s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated immaterial amounts of interest income in 2015, 2016 and for the three months ended March 31, 2017, respectively. Interest-earning instruments carry a degree of interest rate risk. We obtain loans from commercial banks from time to time to meet our working capital expenditure requirements. All of our bank borrowings as of March 31, 2017 bear fixed interest rates. However, our bank borrowings as of March 31, 2017 were all short-term loans with maturity of one year or less. If we were to renew any of these loans, we might be subject to interest rate risk.

We have not used derivative financial instruments to hedge the interest rate risk. We have not been exposed to material risks due to changes in market interest rates. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

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Change in Registrant's Certifying Accountant

[On October 31, 2015, we dismissed PricewaterhouseCoopers Zhong Tian LLP, or PricewaterhouseCoopers, as our independent registered public accounting firm, and, on November 23, 2016, engaged KPMG Huazhen LLP, or KPMG, as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the years ended December 31, 2015 and 2016.

PricewaterhouseCoopers's audit report on our company's consolidated financial statements as of December 31, 2013 and 2014, and for each of the years ended December 31, 2013 and 2014, did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. PricewaterhouseCoopers did not audit any financial statements of our company as of any date or for any period subsequent to December 31, 2014.

Our decision to dismiss PricewaterhouseCoopers and engage KPMG Huazhen LLP was approved by our Board of Directors.

During the years ended December 31, 2013 and 2014 and the subsequent interim period through our dismissal of PricewaterhouseCoopers on October 31, 2015, there were no disagreements between us and PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers, would have caused PricewaterhouseCoopers to make references thereto in their reports on the financial statements for such years. There are no "reportable events" requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.]

 INDUSTRY OVERVIEW

The upscale products and services market in China has experienced significant growth within the past few years and is expected to continue in the near future, mainly attributable to the emerging bigger population with high purchasing power. Furthermore, the consumption of upscale products and services has been moving from offline to online in China, the consumption volumes of third- and fourth-tier cities has been increasing significantly, and domestic retailers have dominating advantages over the overseas players.

Emerging Bigger Population with High Purchasing Power in China

According to the Frost & Sullivan report, the per capita disposable income of Chinese people increased rapidly along with the steady increase of China's nominal GDP, accompanied by the optimization of income structure. As a result, the middle and high income segment of Chinese population with an annual income of or above RMB120,000 has experienced remarkable growth from 2012 to 2016, increasing from 228.6 million to 330.3 million, representing a CAGR of 9.6%. With the continuous development of China's economy, the middle and high income class is expected to further increase at a CAGR of 12.5% in next five years to represent 42% of the total Chinese population in 2021.

According to the Frost & Sullivan report, the increase in the per capita disposable income led to an increase of the per capita consumption expenditure of Chinese people. The middle and high income class with high purchasing power, or the high-purchasing-power consumer population, has become the major consumers of upscale products and services. Their consumption behaviors have the following features:

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  Sophisticated consumption decisions.  The high-purchasing-power consumer population tend to be more capable in making informed and sophisticated decisions in upscale products and services consumption due to their brand-awareness and aesthetic appreciation.

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  Diversified and personalized consumption demands.  Besides upscale apparel, bags and watches, the high-purchasing-power consumer population begin to focus on a wider range of upscale products, such as jewelry, skincare and cosmetics and accessory, and high-end lifestyle services, such as high-end travels, hotels, restaurants, automobiles and arts. Apart from established brands, consumers more and more prefer trendy private labels to show their personal status and tastes.

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  Wide acceptance of online shopping.  The high-purchasing-power consumer population are making a considerable amount of consumption through online channels every year, especially in large-scale promotional campaigns of online platforms.

As a result, the high-purchasing-power consumer population shows a high propensity to purchase upscale products and services.

Online Retail Market of Upscale Products and Services in China

Overview

According to the Frost & Sullivan report, as illustrated in the chart below, consumption channels of upscale products and services of Chinese consumers can be generally divided into offline channels and online channels of domestic consumption and abroad consumption, respectively.

Offline channels mainly consist of high-end shopping malls, brand franchised retail stores and other physical stores selling upscale products or providing upscale services. Online channels mainly consist of e-commerce platforms, official websites of brands and purchasing agents, including online upscale goods platforms operated by Chinese and overseas players, and Chinese e-commerce platform giants.

According to the Frost & Sullivan report, along with the rapid growth of upscale products and services market, the online retail sales of upscale products and services have witnessed a significant growth in China in recent years, at a growth rate much higher than the offline retail sales. Total online retail sales of upscale products and services in China reached RMB250.1 billion (US$36.3 billion) in 2016, representing a CAGR of 23.1% from 2012, while the CAGR of offline retail sales is merely 5.8% during the same period. The following chart sets forth the historical and expected upscale products and services online and offline retail sales for the periods indicated:

According to the Frost & Sullivan report, the massive target consumer base of upscale products and services in China laid the foundation for the long-term growth of the upscale products and services market. Such target consumer base expanded rapidly and represented 31.0% of the global consumers of upscale products and services in 2016. Furthermore, according to the Frost & Sullivan report, the target consumer base of Chinese market has the highest growth potential as compared to those in other countries or regions worldwide. The following chart sets forth the historical and expected percentage of the consumption of online upscale products and services by Chinese consumers in value among major countries or regions worldwide for the periods indicated:

Key Growth Drivers

The key growth drivers of online retail market of upscale products and services in China include:

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  Shift in shopping channel choices.  According to the Frost & Sullivan report, the number of online retail consumers has increased from 242.0 million in 2012 to 466.7 million in 2016, representing a CAGR of 17.8%, and is expect to reach 682.2 million in 2021. Meanwhile, the penetration rate of online retail consumers is expect to increase to 70.7% in total internet users by 2021. This presents a tremendous opportunity for upscale products and services retailers to expand their business from offline to online.

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  Upgraded consumption demands and preferences.  According to the Frost & Sullivan report, consumers in China are increasingly shifting their consumption preference of upscale products and services from well-established luxury brands to other designer and trendy labels/brands. Such brands tend to have limited offline retail presence in selected metropolitan cities in China. Chinese consumers are increasing their spending on upscale products and services other than apparel, watches and handbags, such as skincare and cosmetics and customized tourism services, according to the Frost & Sullivan report. Such products and services can generally be purchased with significantly greater ease online.

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  Growing demands from third- and fourth-tier cities. According to the Frost & Sullivan report, the retail sales value of upscale products in third- and fourth-tier cities grew at a CAGR of 27.4% from 2012 to 2016, and is expected to grow at a CAGR of 20.5% from 2016 to 2021, and which is more than twice of that of the first- and second-tier cities. The retail sales value of upscale services in third- and fourth-tier cities grew at a CAGR of 14.0% from 2012 to 2016, and is expected to grow at a CAGR of 12.1% from 2016 to 2021, which is almost twice of that of the first-and second-tier cities. Meanwhile, unlike those consumers in first- and second-tier cities, the high-purchasing consumer population in third- and fourth-tier cities have limited access to physical stores of upscale brands because upscale brands usually would not be able to operate and maintain their boutiques in these cities in a cost-effective way. The mismatch between supply end and potential great demands opens an enormous growth opportunity for online retail channels in the upscale products and services market.

Domestic Players Enjoy Dominant Positions in China

Furthermore, according to the Frost & Sullivan report, domestic players dominated online upscale products and services retail market in China over the past years, with a percentage of 71.1% in the total retail sales value of online upscale products and services in 2016. Only 28.9% of the retail sales value in the upscale products and services market was contributed by the foreign players in 2016. The advantages of domestic plays could be attributed to following:

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  Mix of products and services offering.  Domestic players offer not only a wide range of upscale products as their foreign competitors do, but they also offer comprehensive upscale lifestyle services and pre- and after-sales services to optimize consumers' shopping experience.

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  Localized business operations.  Domestic players usually have strong business relationship with local suppliers, procurement and logistics service companies, and enjoy a good reputation among an established consumer base in China. It takes foreign players considerable time and money to build up similar localized operations and reputation.

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  Immediate reaction to the market.  With rich experience in Chinese market and access to big data on consumer online shopping behaviors, domestic players have a deeper understanding of the market trends and are better positioned to adopt the most suitable business strategy in reaction to Chinese consumers' changing shopping preferences.

Competition

According to the Frost & Sullivan report, among the major players of China's online pure upscale products e-commerce platforms, Secoo ranked the highest by GMV with a market share of 25.3% in 2016. The following chart sets forth the market share of major players in China in 2016:

According to the Frost & Sullivan report, Secoo is well positioned in China online upscale products and services industry because (i) it has a high penetration rate in upscale products and services market and

(ii) it has higher average sales per order. The following chart sets forth its position in both market penetration and averages sales per order:

Source: Frost & Sullivan Report

Online Retail Market of Upscale Products and Services in Asia

According to the Frost & Sullivan report, Asia's major geographic markets include China, Hong Kong, Malaysia, Japan, Singapore and Korea. Asia's online retail market of upscale products and services has entered into a growth stage of the industry life cycle, which is characterized by further market expansion, accelerated industry consolidation and increasing technology innovation. Total online retail sales of upscale products and services in Asia reached RMB408.6 billion (US$59.4 billion) in 2016, representing a CAGR of 21.8% from 2012.

According to the Frost & Sullivan report, among the major players of Asian online pure upscale products e-commerce platforms, Secoo ranked the highest by GMV with a market share of 15.4% in 2016. The following chart sets forth the market shares of major players in Asia in 2016:

 BUSINESS

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OUR MISSION

Our mission is to serve valued customers with style anywhere around the globe. In 2008, we commenced our operations in serving our valued customers with authentication, consignment and after-sales maintenance of the pre-owned products. In the future, we intend to develop into the best and most comprehensive online platform offering upscale products and services.

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OUR CORPORATE VALUES

Our corporate values are fundamental to the way we operate our business and how we recruit, evaluate and compensate our employees.

Our three core corporate values are to:

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  be noble in character: we believe that our employees uphold a high standard of character.
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  be authentic in offerings: we believe that we ensure the authenticity and quality of every products offered on our platform.
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  be ethical in culture: we believe that our company never gives up on doing what we believe is right.

We are dedicated to build a company that lasts for more than 109 years. The number "9" in Chinese connotates the meaning of long lasting and prosperity. The number of "109" reflects the Company's goal to build a long lasting operation. We aim to build a successful long-lasting operation supported by our corporate culture, business model and technology system for more than 100 years.

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OUR BUSINESS

We are Asia's largest online integrated upscale products and services platform as measured by GMV in 2016, according to the Frost & Sullivan report. Our GMV grew by 34.9% from RMB2,572.6 million in 2015 to RMB3,470.2 million (US$504.1 million) in 2016. For the three months ended March 31, 2017, our GMV was RMB782.0 million (US$113.6 million), compared to the GMV of RMB552.7 million for the three months ended March 31, 2016. The average sales per order on our online platform was over RMB3,500 (US$508.5) in 2016, which is higher than other major e-commerce online platforms in Asia, according to the Frost & Sullivan report. We value our customers and members as our greatest asset. Since our inception in 2011, we have attracted a large and loyal customer base with high purchasing power and accumulated more than 13.1 million registered members as of December 31, 2016, among which approximately 0.3 million active customers in 2016.

Our members and customers are our greatest assets. We believe the majority of our customers belong to the middle and high income population in China. The middle and high income population in China have shown a high increasing propensity to purchase luxury products and services on online platforms with diversified and personalized demand, according to the Frost & Sullivan report. We offer them a wide selection of authentic upscale products and lifestyle services to satisfy different needs of the modern lifestyle. We currently offer over 300,000 SKUs, covering over 3,000 global and domestic brands on our platform. Supported by our proprietary database of upscale products, our authentication procedures and brand cooperation, we are able to ensure the authenticity and quality of every product offered on our platform. With the goal of providing one-stop shopping experience, we have expanded into providing high-end lifestyle services since 2014. Leveraging our business intelligence system and dedication to customer service, we are able to maximize our customer lifetime value by targeted and precise marketing and realizing cross-selling opportunities and increasing our customers' purchase frequency on our platform.

We offer an integrated online and offline shopping platform, which consists of our Secoo.com website, mobile applications and offline experience centers. Our online platform facilitates easy product selection, order processing and convenient payment methods, such as our Secoo Check, which allows customers to make payments for our merchandise products in installments on our online platform directly. We complement our online platform with offline experience centers to provide superior customer and membership services and experience. We have strategically opened five offline experience centers in popular shopping destinations and central business districts in China, Hong Kong and Malaysia which strengthened our Secoo brand creditability and enhanced our brand presence. In addition, we are cooperating with brand boutiques such as Versace boutiques for our customers to pick up products ordered on our online platform in these stores. Our platform brings a world of upscale products and a variety of high-end services to the fingertips of our customers.

We have built a trusted and comprehensive global supply chain for upscale products and lifestyle services. As Asia's largest online integrated upscale products and services platform, we have attracted a broad and large base of suppliers of upscale products, including brands, brand authorized distributors and individual and corporate suppliers. Our comprehensive global supply chain is designed to meet every purchase preferences and needs of our customers, varying from in-season luxury products, to highly sought-after classic styles, and to vintage and rare products. A number of top-tier global brands directly supply us their brand products, such as Tod's, Salvatore Ferragamo and Versace. For products supplied to us by other individual and corporate suppliers, we apply our sophisticated authentication procedures to ensure that every product offered on our platform is authentic and of high quality.

We have experienced significant growth in recent years. Our net revenues increased by 48.8% from RMB1,743.1 million in 2015 to RMB2,593.8 million (US$376.8 million) in 2016, and increased from RMB442.1 million for the three months ended March 31, 2016 to RMB562.0 million (US$81.6 million) for the three months ended March 31, 2017. Our GMV grew by 34.9% from RMB2,572.6 million in 2015 to RMB3,470.2 million (US$504.1 million) in 2016. For the three months ended March 31, 2017, our GMV was RMB782.0 million (US$113.6 million), compared to the GMV of RMB552.7 million for the three months ended March 31, 2016. Our total orders grew from 623.8 thousand in 2015 to 953.7 thousand in 2016. Total number of orders was 163.9 thousand and 210.7 thousand for the three months ended March 31, 2016 and 2017, respectively. We had net losses of RMB222.0 million and RMB44.6 million (US$6.5 million) in 2015 and 2016, respectively. For the three months ended March 31, 2017, we recorded a net profit of RMB23.5 million (US$3.4 million), compared to a net loss of RMB55.1 million for the three months ended March 31, 2016.

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COMPETITIVE STRENGTHS

We believe the following key competitive strengths have contributed to our growth and success to date:

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Leading Upscale Products and Services Online Integrated Platform Well-Positioned to Capture Enormous Industry Opportunities

We are Asia's largest online integrated upscale products and services online platform as measured by GMV in 2016, according to the Frost & Sullivan report. Our GMV grew by 34.9% from RMB2,572.6 million in 2015 to RMB3,470.2 million (US$504.1 million) in 2016. For the three months ended March 31, 2017, our GMV was RMB782.0 million (US$113.6 million), compared to the GMV of RMB552.7 million for the three months ended March 31, 2016. The average sales per order on our online platform was over RMB3,500(US$508.5) in 2016, which is higher than other major e-commerce online platforms in Asia, according to the Frost & Sullivan report. Since our inception in 2011, we have attracted a large and loyal customer base with high purchasing power. Compared to brand official online websites, brand boutiques and high-end department stores, our strengths lie in our integrated online and offline business model, our ability to provide a full range of upscale authentic products and lifestyle services, our access to big data to better understand consumer online shopping behavior and preferences and domestic maintenance and after-sales services for global top-tier brands. We attribute our leading market position to large and loyal customer base with high purchasing power, proprietary business intelligence system and big data technology, global supply chain, authentication, quality control and after-sales services capabilities and our brand reputation.

Our competitive edges enable us to best capture the emerging online luxury consumption opportunities. We have witnessed a rising income level of Chinese consumers and an increasing propensity to spend on luxury products in recent years, which have been a major driving force behind the increased demand for luxury products. There has been a strong trend of luxury products consumption moving from offline consumption to online consumption, according to Frost & Sullivan report. The growth of luxury online consumption is particularly significant in third- or fourth-tier cities in China because luxury brands usually would not be able to operate and maintain their boutiques in these cities in a cost-effective way. In 2016, our consumers from third- or fourth-tier cities had the highest purchase frequency per person. We have greatly benefited from this industry growth opportunity through building our brand reputation as a trustworthy market leader in the online luxury consumption industry in China. According to the Frost & Sullivan report, our market shares among the online pure upscale products and services e-commerce platforms in 2016 were approximately 25.3% and 15.4% in China and Asia, respectively, as measured by GMV in 2016.

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Large and Loyal Customer Base with High Purchasing Power and Tremendous Cross-Selling Opportunities

We have experienced significant growth and accumulated more than 13.1 million registered members as of December 31, 2016 and approximately 0.3 million active customers in 2016. We believe the majority of our customers belong to the middle and high income population in China. The customer experience and comprehensive services provided by our dedicated customer service and sales representatives, as well as by our after-sales repair and maintenance professionals, contribute to our customers' trust and loyalty. Our customer service representatives function as complimentary personal butlers, anticipating and addressing a broad range of the varying upscale products and spending needs of our customers. Our sales representatives at our offline experience centers also strive to establish close relationships with our customers and provide customized ordering of brand products and luxury pre-owned products resale services. Our sophisticated membership management system enhances our customer loyalty and fully utilize our platform to fulfil their all-round high-end lifestyle needs. Premier members enjoy a variety of exclusive services, such as exclusive use of our offline experience centers for personal events and dedicated one-to-one customer representative services.

Our sophisticated business intelligence system modeled on SaaS system enables us to efficiently attract new customers as well as new purchases from existing customers utilizing our large customer database to make targeted and precise marketing. Our large and loyal customer base with high purchasing power lays a solid foundation for future cross-selling opportunities. Leveraging our business intelligence system big data capabilities and dedication to customer service, we are able to maximize our customer lifetime value by realizing cross-selling opportunities. We are able to exert strong influence over our customers' purchase decisions while guiding their shopping preferences. By increasing our product offerings in both product category and lifestyle services, we have continued to realize cross-selling opportunities from our existing customer base. For example, when we expanded our product offerings from watches and bags to apparel, jewelry and accessories, we successfully marketed to existing customers and contributed to their highest growth in 2016. We also launched Coo LIVE to expand into high-end lifestyle services in 2016. Together, these are testaments to our cross-selling strategy and capabilities.

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Highly Reputable Platform Trusted by Brands and Customers

We believe we are a highly reputable integrated online upscale products and services platform trusted by domestic and global top-tier brands. Our brand "Secoo" represents luxury, authenticity and high-end life style. We are recognized as a preferred online business cooperation partner in China by many global and domestic top-tier brands, such as Tod's, Salvatore Ferragamo and Versace. We provide Versace with online consignment services, including online operation/maintenance services and advertisement and promotion services on our online platform for Versace products and Versace agrees to pay service fees to us. Ferragamo granted us a non-exclusive right to sell and distribute its products at retail in China (excluding Hong Kong, Macau and Taiwan) through our online platform. We provide online operation and advertisement services with Tod's authorized distributor in China, Italiantouch Trading (Shanghai) Co., Ltd., or Italiantouch, for Tod's products and Italiantouch agrees to pay service fees to the Company. We are cooperating with brand boutiques operating in department stores for our customers to pick up products our online platform in these stores and take advantage of our after-sales maintenance services. To achieve business cooperation with these brands, we have undergone stringent supply chain tests and screening from these brands. Recognition and cooperation with these top-tier brands evidence our reputation and capabilities in upscale products online retail industry in China. We believe that our collaborations with brands are mutually beneficial as it enhances brands' reputation and expand their reach into Asian market. For example, we are collaborating with overseas high-end brands to provide domestic after-sales services for their products in China so that these brands becomes more preferable to Chinese customers. Building on our foundation as a reputable and trusted brand, we continue to use word-of-mouth marketing and expand cost-effective branding initiatives nationwide to reinforce our reputation in the online luxury consumption industry. We believe that our China Luxury E-commerce Whitebook published in 2016 has been recognized as an authority in luxury product retail industry in China.

Our core strength as a reputable platform lies in our strong capabilities to conduct authentication, utilizing our large proprietary database on luxury products, experienced authentication professionals and stringent product sourcing and examination protocols. Almost all products sold on our platform are subject to our multi-layered and ISO-9001 certified authentication process. In recognition of the quality of our pre-sales authentication and after-sales maintenance services, we have been working with China National Leather Products Quality Supervision and Examination Center in Beijing since 2012 and established a work station in November 2014 to jointly develop the authentication and maintenance technologies and database for leather products in order to meet the tremendous demand for such upscale products in China. Some of our luxury product authentication standards have been recognized as national standards by the Ministry of Commerce. Customers come to us for upscale authentic products and high-end lifestyle services, and our comprehensive customer services. Since our inception in 2011, we have not been involved any disputes relating to the authenticity of our products. Our reputation, customer experience and loyalty are evidenced by our one-year customer retention rate of 30% in 2016. Our repeat customers represented 49% of all active customers in 2016.

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Leveraging our Comprehensive Global Supply System to Optimize the Shopping Experience

We have established a comprehensive global supply system to optimize our customers' shopping experience, including a large base of suppliers and our own global subsidiaries for products sourcing purposes. Our suppliers include brands, brand authorized distributors and other individual and corporate suppliers (including professional shoppers). We provide more than 3,000 domestic and international brands on our platform. We directly source from brands and brand authorized distributors covering over 1,000 brands, which enable us to provide more diversified products and stock availability. Furthermore, we have established subsidiaries in Hong Kong, Italy and the United States, which enables us to source products that are only available locally and make limited products accessible to our Chinese customers without going abroad. Our comprehensive global supply system is designed to enable us to meet all sorts of purchase preferences and needs of our customers, varying from in-season luxury products directly from brands, to highly sought-after classic styles from distributors, to vintage and rare products from individual and corporate suppliers, and to overstock products with deeply discounted price from brands and distributors.

We offer an extensive selection of product categories covering a full range of upscale products for everyone's needs on our platform. We believe that expanding our product offerings helps optimize customers' shopping experience, diversify our revenue sources and further improve our economies of scale. In addition, we have expanded our offerings of high-end lifestyle services since 2014. As we grow rapidly and expand our product selection aggressively, we have substantially increased the number of our suppliers to approximately 2,000 as of December 31, 2016. With our extensive network of suppliers, we are able to obtain a wide selection of product categories and services at favorable terms. We also leverage on our market position to gain exclusive cooperation with top global brands. More importantly, we strive to maintain strong and long term relationship with our trusted suppliers that have successfully passed our stringent and continuous suppliers' screening and review.

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Proprietary Business Intelligence System and Strong Data Analytics Capabilities

We have developed a sophisticated business intelligence system modeled on SaaS system that leverages our large customer database to create customized product recommendations to support targeted marketing, allowing us to efficiently attract new customers as well as new purchases from existing customers. Through the business intelligence system, we are able to accurately forecast our sales and adjust our procurement strategy to minimize the inventory risks and enhance relationships with suppliers. Our business intelligence system is built with cloud computing infrastructure providing decision-making intelligence, such as dashboard operation, operational analysis, market analysis, sales forecasts and products, precision marketing, and other application-oriented intelligent products.

Leveraging our big data technology, we are able to create customized product recommendations to support push and targeted marketing that facilitate data-driven decision-making and increase our product sales. Our extensive user data originates from our expanding large customer base. Our experienced data analytics engineers collect and analyze large amount of consumer behavior data to develop comprehensive customer profiles, which enables us to enhance segmentation and personalization capabilities. In 2016, we began to cooperate with a leading internet company in China, through which we exchanged non-sensitive customer information to further enhance our understanding of consumers' online behavior and patterns. Through this collaboration, we are able to backtrack our customers' online habits and behavior in addition to their online shopping preferences. Leveraging on big data technology, we can use precise marketing to efficiently attract new customers and retain existing customers.

Visionary Founder, Experienced Management Team

Our founder, chairman and chief executive officer, Mr. Richard Rixue Li, is a pioneer in the luxury product retail industry in China with over 20 years of market experience. Under Mr. Li's leadership, we have introduced many innovative initiatives, such as our integrated online and offline business model, Secoo Check payment and online to offline cooperation.

Our senior management has rich management experience, who have on average more than 15 years of management and operation experience. With the goal to build an unique upscale products and services platform, our management operate our company with an international horizon. More than a quarter of our employees studied overseas and are well versed in international corporate operations and management.

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GROWTH STRATEGIES

Our goal is to become a one-stop platform offering a full range of upscale lifestyle products and services. We intend to achieve our goal by pursuing the following growth strategies:

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Further Improve Customers and Premier Members' Experience to Maximize Customer Lifetime Value

We are dedicated to improving customer experience to attract new customers and enhancing existing customers' loyalty, especially for our premier members. We intend to further develop a superior customer experience through enhanced online functionality and deluxe customer services, supported by technological innovation. We plan to further:

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  refine our business intelligence system and big data technology to provide more effective targeted and precise marketing, provide personalized customization services for our members and lower customer acquisition cost;
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  engage in brand promotion campaigns and other marketing activities to enhance our brand recognition throughout China;
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  enhance customer engagement by developing an online community featuring user-generated content to increase customers' online participation and to further enhance the features of our customer loyalty;
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  make the offline shopping experience more seamlessly integrated with our online platform by enhancing the technological infrastructure of our offline experience centers, selectively launch new offline experience centers in popular shopping destinations and expand our customer services in overseas offline experience centers;

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  enhance our capability to manage mix of upscale products and service offerings to facilitate cross-selling, including private designer labels and high-end lifestyle services, to expand our cross-selling capabilities; and
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  strengthen membership management and enhance members' loyalty through providing exclusive benefits to our valued premier members, such as personal delivery services to our diamond and black card members.

Our customers and premier members are valuable to us and essential to our growth and success. To maximize customer lifetime value, we design our platform to increase our customers' spending and purchase frequency with us through building brand loyalty, upgrading customer services, maintaining long term relationship with our customers and expanding cross-selling opportunities.

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Strengthen Brand Relationships and Expand Products Offerings

We intend to work closely with our existing brand partners and increasingly form direct supply relationships with domestic and global brands and their authorized distributors to guarantee product authenticity from the sources by helping brands reach a broader base of customers. In addition to established brands, we intend to increase our cooperation with more exclusive and aspirational brands, as well as new and trendy brands, in order to meet the shifting consumption preferences and fashion trends in China. We plan to work with a broader range of domestic brands with proven track records that offer traditional Chinese apparel, jewelry and other upscale products in order to expand the range of choices available to our consumers.

We plan to further expand our product offerings with a broader selection of product categories, which is a process guided by our knowledge of consumer spending patterns and behavior. For example, we intend to expand offering and exportation of high-end Chinese original products, such as furniture, Chinese art, artisan products, Chinese designer apparel and famous Chinese brand products. We are also planning to significantly expand fine dining, travel package and other lifestyle service offerings on our platform to provide one-stop shopping that meets our customers' all high-end lifestyle needs. We intend to further expand cooperative relationships with leading Chinese offline upscale product retailers in major metropolitan cities in China, pursuant to which we will establish online stores on our platform offering products from such offline retailers. We will provide customer services, including after-sales product repair and maintenance services, for products sourced by such offline retailers and sold on our platform.

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Further Strengthen Big Data Capabilities

We will continue to strengthen our technology infrastructure in pursuit of operational excellence, especially our big data technology, to effectively utilize the large amount of user behavioral data generated through our website and mobile applications. We intend to apply our big data technology to explore upscale products and services consumers' online behavior and patterns so that we can expand our advertising, marketing and promotion cooperation with other major online platforms and brands.

We intend to develop our scalable cloud-based IT infrastructure to support our future business growth. In terms of customer service, we are developing technology that allows us to track the condition of individual products sold and to provide reminders to customers for routine product maintenance. We are also designing luxury companion products such as smartwatch bands and other smart accessories that could track and monitor the luxury products that we sold in order to provide better customer service.

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Expand International Coverage

Leveraging our extensive experience in China, we may pursue strategic initiatives to expand our business overseas, including by setting up websites, warehouses and payment systems in the European Union, the United States and South East Asia and promoting our Secoo brand to new overseas customers. We intend to establish and expand warehouses overseas and prepare for our international expansion to directly supply to overseas customers. We may pursue strategic acquisition to expand our global footprint and also increase our business scale in the near future.

We may selectively pursue strategic alliances that are complementary to our business and operations, including opportunities that can help us extend our customer and brand reach, expand our product and service offerings and improve our technology infrastructure.

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OUR BUSINESS MODEL

Our business model focuses on an integrated online and offline platform offering a full range of high-end lifestyle products and services to better serve our customers and members. Our integrated platform consists of our Secoo.com website, mobile applications and offline experience centers. Our online platform facilitates easy product selection, order processing and convenient payments for our customers. We have opened five offline experience centers in popular shopping destinations and central business districts in China, Hong Kong and Malaysia to provide in-store shopping experience and comprehensive customer services, which we believe bolstered our customer satisfaction, strengthened our Secoo brand creditability and enhanced our brand presence.

We offer an extensive selection of upscale products for everyone's needs on our platform, including watches, bags, clothing, footwear, jewelery and accessories. In addition, we have expanded our offerings of high-end lifestyle services to satisfy the needs of modern lifestyle since 2014. We believe that expanding our product offerings helps optimize customers' shopping experience, diversify our revenue sources and further improve our economies of scale. With our extensive network of suppliers, we are able to obtain a wide selection of product categories and services at favorable terms. Our "Coo Sir" channel also serves as a forum for users for information related to fashion trends and lifestyle news. Our user-generated contents covers a variety of topics, such as sartorial tips for various occasions and product reviews. We thrive to enhance our reputation as the destination for luxury products and lifestyle in China. Our business model creates significant value to our business partners, including third-party sellers and suppliers, cooperation brands, and ultimately benefit our business and customers.

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OUR PLATFORM

Our platform consists of our online platform, including Secoo.com website and mobile applications, and our offline experience centers. Our offline experience centers complement our online platform to provide superior customer services and experience.

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Online Platform

We offer a full range of upscale products and services through our online platform. We generated 78.7% and 89.7% of our total GMV through our online platform in 2015 and 2016, respectively. Integrating convenience, aesthetics and functionality, our online platform aims to actively drive consumer spending by featuring a strategically selected catalog of popular items. We focus on creating an enjoyable online shopping experience for our customers whereby their purchase decisions are guided by detailed product descriptions, multi-angle picture illustrations and educational fashion literature. Our online platform interface is fully integrated with our warehouse management system, or WMS, enabling us to track order and delivery status of each individual product on a real-time basis.

Our website and mobile applications feature the following user-friendly functionalities that enhance customer experience and convenience:

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  Comprehensive product information:  Each product page contains product pictures, price, discount from the suggested retail price, detailed product parameters, customer reviews and payment and delivery options. Depending on the product, we provide additional information such as brand story and product condition to help customers make informed purchase decisions (to steer customers towards additional products in which they may be interested.)

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  Product recommendations:  Our business intelligence system generates recommendations of additional products in which our customers may be interested. These recommendations come in two forms: each product page typically includes recommendations for complimentary products that are often purchased together; and our website offers tailored product recommendations to customers based on their browsing and purchase histories. On our mobile application, we carefully select products that we believe are better suited for mobile commerce to cater to the faster purchase decision-making speed of mobile users. We periodically notify our mobile application users of sales events and promotions through text messages and mobile push notifications.
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  Sales Functionalities:  Our customers can conveniently leave their reviews of the products at the end of the product page based on their feedback of the products. Our customers can also share their shopping experiences with us on various social media platforms and networking websites through links on the product page. We have launched some of our sales events a few hours earlier on our mobile applications and offered selected products and sales events exclusively on our mobile applications to further boost mobile traffic and purchases. To enhance customer loyalty, increase cross-selling opportunities and help customers make informed purchase decisions, our online platform also features literature on fashion trends, wardrobe tips and product recommendations, such as Tiaoli.
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  Personalized Services:  We offer personalized services via our account management system, which allows our customers to customize their payment and delivery preferences. To facilitate the ease of the checkout process for our repeat customers, our database keeps track of their preferred delivery address, shipping method and payment option based on information they previously provided. Additionally, the direct dial feature on our mobile applications allows our mobile application users to call our customer service representatives with a single click.

To satisfy our existing customers' shopping preferences and attract new customers with more unique shopping experience, we offer a variety of online sales formats, including customization, flash sales and auction.

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  Through customization, we offer our customers with custom-made products that are specially made according to our customers' needs and tastes. Our personalized customization services is a testament of our dedication to serve our customers.
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  Our flash sales embody value, quality and convenience that are well-suited to brand-conscious consumers in China seeking upscale products at competitive price. Through our flash sales, we offer limited quantities of deeply discounted upscale products for limited periods of time. In addition to being an effective sales channel, our flash sales are also a key entry point for attracting online user traffic and allow us to efficiently gauge the marketability of different products by analyzing sales data.
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  Through auction, we offer a mix of new and used upscale products, watches, using auction sales to provide our customers with a more varied and exciting shopping experience. Our auction sales have been proven an effective channel for our SKUs management.

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Offline Experience Centers

Our offline experience centers complement our online platform to provide superior customer and membership services and experience. We generated 21.3% and 10.3% of our total GMV through our offline experience centers in 2015 and 2016, respectively.

With our experienced customer service team and latest technologies, our offline experience centers provide one-stop service that addresses customers' varying needs for luxury products. Our offline experience centers feature a comprehensive suite of customer services, including product curation, pick-up, return, authentication and maintenance. Assisted by our sales representatives, customers may purchase products on display directly or make purchases on our website seamlessly using our tablets. Our sales representatives establish close relationships with our customers and provide them with continuing after-sales service. Furthermore, our offline experience centers serve warehousing functions, allowing customers to pick-up or return products they ordered online. Owners may also bring their new or used products to our offline experience centers for auction on our platform.

We currently have five offline experience centers located in Beijing, Shanghai, Chengdu, Hong Kong and Malaysia. As of December 31, 2016, our five offline experience centers occupied a total of approximately 5,100 square meters in area and were staffed with over 90 sales representatives. To enhance our customer experience and to further broaden our brand awareness, we intend to selectively launch new offline experience centers in popular shopping destinations, domestic cities with significant consumption demand for luxury products and third- and fourth-tier cities with potential market for luxury products. We intend to expand our customers services in overseas offline experience centers, such as free concierge services to our members when they travel to these cities. In addition, we also collaborated with major players in other industries to expand offline experience centers and our brand reach. For example, in June 2016, we entered into strategic cooperation partnership with one of China's largest real estate developers, Country Garden, and jointly incorporated Secoo Garden Tradings Sdn. Bhd., or Secoo Garden, and opened our offline experience center in Malaysia to tap into southeast Asian market. Pursuant to the joint venture agreement between Country Garden and us, Country Garden holds 15% of the equity share capital of Secoo Garden, whereas we hold 85%. We provide technical knowledge, operate the duty free business, bring in high-end brand products, and agree to operate the business for at least three years. Country Garden is responsible for obtaining necessary approvals for the operation of the duty free business in Malaysia.

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Omni-Channel Commerce Solutions

Our omni-channel commerce solutions connect our customers and offline retailers in China, through which physical stores offer their products on our online platform and our customers have the options to either receive their orders sending directly from our partner stores or pick up their orders at the physical stores conveniently located in the shopping destinations of these cities, such as Versace boutiques. We are currently cooperating with brand physical stores by integrating our online shopping services by capitalizing on our strong online presence and our established fulfillment infrastructure.

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OUR CUSTOMERS

Since our inception in 2011, we have built a large and loyal customer base with high purchasing power. The average sales per order on our online platform is over RMB3,500 (US$508.5) in 2016, which is higher than other major e-commerce online platforms in Asia, according to the Frost & Sullivan report. We have accumulated more than 13.1 million registered members as of December 31, 2016 and approximately 0.3 million customers in 2016. We believe that the majority of our customers are well-educated professionals belonging to middle and high income population in China.

Our position as a market leader and economies of scale enables us to provide our customers with a seamless and compelling shopping experience to build loyalty and trust. Our one-year customer retention rate was 30% in 2016. Our repeat customers represented 49% of all active customers in 2016.

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CUSTOMER SERVICES AND MEMBERSHIP PROGRAM

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Customer Services

Customer service representatives.    We believe our strong emphasis on customer service enhances our brand image and customer trust and loyalty. Our customer service center provides real-time and butler-style assistance to our customers. Leveraging insight into customer behavior, our customer service representatives provide targeted product recommendations, product purchasing and sourcing assistance, as well as reminders to customers for routine product maintenance. Our sales representatives at our offline experience centers establish close relationships with our customers and provide customers with continuing after-sales service, such as paid cleaning and maintenance services. We recruit customer service representatives with substantial experience in the luxury retail product industry. Each representative is required to complete mandatory training on product knowledge, complaint handling and communication skills. We regularly monitor and evaluate the performance of each representative to ensure superior quality.

Product after-sales maintenance service.    We believe our after-sales maintenance service is among the best in the e-commerce industry in China. Different from brand after-sales services, our after-sales services have the advantage of shorter service time, and integrate domestic and multi-brand maintenance services. We currently provide such service for three categories of products, namely watches, leather products and jewelry, at our offline experience centers.

Return policy.    We generally allow customers to return or exchange unopened products within seven days upon receipt of the product by submitting a return request online. Our customer service representatives will review and process the request and contact the customer by e-mail or by phone if there are any follow-up questions. Customers have the option to mail the products to our logistics center or bring them to one of our offline experience centers. Upon receipt of the returned or to-be-exchanged product, we credit the customer's member or payment account with the purchase price or deliver the replacement product to customers after inspection.

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Membership Program

We have established a membership system to cultivate customer loyalty and encourage additional purchases by offering a variety of exclusive membership benefits and awards. Our membership program features five membership levels, i.e., regular, silver, gold, diamond and black, and customers will be automatically upgraded to higher levels based on their total spending with us annually. Our members receive a variety of exclusive benefits according to their membership levels, such as product coupons and discounts, Secoo Check installment payments services, free gift packing and domestic delivery, cleaning and maintenance services, fast return and refund services and customized ordering of brand products. Our premier members, i.e., diamond and black members, enjoy a variety of premium services, such as exclusive birthday presents, priority ordering of our new, rare and popular products, tryout-first-and-buy-later privilege, exclusive use of our offline experience centers for personal events and expanded access to offline experience center lounges and dedicated one-to-one customer representative services, who are familiar with their shopping tastes and preferences. We also select and offer premier members exclusive access to brand collaboration and art events hosted by us. In addition, we provide personalized customization services for our customers through our online platform. In addition, we award membership points to members who take part in special promotions or recommend our Secoo online platform to friends. Members can convert their membership points into store credits towards future purchases with us.

PAYMENT

We provide our customers with a variety of payment options on our online platform, including Secoo Check, online payments with credit cards and debit cards issued by major banks in China, payment through major third-party online payment platforms, such as Alipay, UnionPay and Wechat Pay, bank transfers, cash on delivery (for products with low purchase prices) and payment using our store credits. Recognizing our brand reputation as an upscale products and services platform, Wechat Pay allows our platform to process up to RMB15,000 per order, which we believe is higher than that allowed for most other e-commerce platforms.

In 2016, we launched Secoo Check at our online platform, through which our customers can make payments for our merchandise products in one, three, six or twelve monthly installments. Currently, the Company does not charge installment service fees or interests to our customers. Secoo Check gives our customers more convenience and faster approval speed. For the year ended December 31, 2016, the transaction volume of our installment payment services reached approximately RMB30.6 million. In addition, through the collaboration with us, Shanghai Pudong Development Bank issues co-branded credit cards and has received more than 40,000 applications as of the date of this prospectus. We believe that the co-branded credit cards would not only facilitate our customers' payment on our website, but also increase our brand reputation and credibility.

PRODUCT OFFERINGS

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Product Categories

We offer a full range of upscale products and services on our platform. Since we commenced our current business operations in 2011, we have sold over 300,000 SKUs of upscale products, and we currently offer over 300,000 SKUs of such products on our platform. In 2016, sales of watches and bags accounted for 28.3% and 26.6% of our total GMV, respectively. The following table illustrates the categories of upscale lifestyle products we offer:

Product category	Product description
Bags	Top-handle bags, shoulder bags, cross-body bags, evening bags, purses, clutches, wristlets, wallets, cosmetics bags, satchels, rucksacks, luggage and waist bags
Watches	Automatic self-wind, mechanical hand-wind and quartz wrist watches for men and women with leather or metal bands for social, outdoors and various other occasions, as well as watch accessories
Womenswear	A variety of apparel and styles, including gowns, dresses, coats, casual wear, jeans, outerwear, swimsuits and lingerie
Menswear	A variety of apparel and styles, including formal suits, coats, casual and smart-casual T-shirts, polo shirts, jackets, pants and underwear
Footwear	Designer shoes for women and men for both casual and formal occasions
Children's wear	Apparel and footwear for boys, girls, infants and toddlers
Sportswear	Sports apparel, gear and footwear
Cosmetics and skin care	Lip gloss, nail polish, perfume, makeup remover, cosmetic applicators, facial cleansers, moisturizers, facial masks, lotions, toners, shampoos, conditioners and body washes
Jewelry	Fashion jewelry in a variety of styles and materials, including ear-rings, brooches, necklaces and pendants, bracelets, charms, rings, gold bullions and gold derivative products for investment purpose
Accessories	Belts, scarfs, eyewear, gloves, ties, hats and umbrella
Automobile	Luxury sedans, sports cars, SUVs, MPVs, trucks and jeeps
Home goods
Home furnishings, including bedding and bath products, home decor, dining and tabletop items, kitchenware, electronics and small household appliances, lighting, maternity products, toys and games, musical instruments and wine
Fine food and beverage	High-end chocolate, tea, coffee, soft drinks, soda water and wine
lifestyle services	Fine dining, vacation packages, hotel stays, chartered flights, private jet rentals and drones
Art	Paintings, drawings and sculptures, and related services, such as customization, authentication and certification
High-end Chinese original products	Handcraft, Chinese designer apparel, furniture, tea, and famous Chinese brand products
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General Pricing Policy

We set our prices based on the retail prices set by brands and distributors to be competitive with those on other major online retail websites and in physical stores in China. Benefiting from our economies of scale, we are able to negotiate with our suppliers for prices that are competitive with those they offer to other sales channels.

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AUTHENTICATION AND QUALITY CONTROL PROCEDURES

We believe we have one of the most stringent authentication and quality control procedures in the Chinese e-commerce industry. Almost all products sold on our platform are subject to our ISO-9001 certified authentication process. We are the first online upscale products and services platform that was authorized to jointly establish a work station with the Chinese National Leather Products Quality Supervision and Examination Center to authenticate leather products in Beijing, China.

Product sourcing.    We diligently examine the product sourcing channels and qualification of our suppliers. Our form supply agreement requires suppliers to represent that the products they supply are authentic, are from legitimate sources and do not infringe upon rights of third parties, and to indemnify us for any damages resulting from any breach of such representations.

Inspection.    After the products arrive at our logistics centers, we carefully inspect the exterior of the products and immediately reject or return products that do not meet the purchase order specifications or our quality standards, such as products with broken or otherwise compromised packaging.

Authentication.    After the products have been inspected, they generally undergo our standard authentication procedures.

For our first-level authentication, our experienced authentication professionals carefully examine the physical traits of products according to our standard authentication protocols to ensure their authenticity. Our authentication professionals, a number of whom hold senior engineer titles and governmental certifications, have an average of 15 years of work experience in the luxury retail product industry. Our authentication professional team is one of the largest full-time authentication teams in Asia among online upscale products retail platforms. Our second-level authentication leverages our sophisticated laboratory equipment to examine the chemical characteristics of the products. Additionally, products that have been determined to be authentic by the first two levels of authentication remain subject to our random selection for further testing in order to ensure the genuineness of the products we offer.

Proprietary database.    Leveraging our rich experience in the luxury product retail industry, we have built a comprehensive database featuring detailed product information covering a wide range of brands, which, as of December 31, 2016, contained detailed product information covering over 3,000 domestic and international brands. Our proprietary database guides every step of our authentication procedures. We continuously update our database by gathering information on the latest products debuted by luxury brands.

Online authentication.    Building on our big data technology and proprietary database, we are able to provide online authentication services of luxury products to our customers and customs offices throughout China. Online authentication services are used as a preliminary authentication check against our authentication standards and additional physical authentication will be conducted before we accepted the products or send the products to our customers.

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FULFILLMENT

We have established a logistics and delivery network with nationwide coverage. We engage reputable global and domestic third-party delivery companies to ensure reliable and timely delivery. We offer free shipping on all products fulfilled domestically. Customers also have the option to pick up products at one of our offline experience centers or partnered brand stores. For overseas direct sales, we incentivize customers to pick up the products at our overseas offline experience center by offering special discounts or perks.

Logistics Network and Warehouse Management System

Our logistics network consists of logistics centers strategically located in Beijing, Shenzhen, Hong Kong and Milan. Our Beijing logistics center handles essentially all products sold through our online shopping mall, flash sales and auction formats. Our Hong Kong logistics center processes all orders placed through our overseas direct sales format. Our offline experience centers in Shanghai and Chengdu also perform certain warehousing functions.

Our WMS enables us to closely monitor each step of the fulfillment process from the time a purchase order is confirmed and the product arrives in one of our logistics centers to the time the product is packaged and picked up by delivery service providers for delivery to a customer. Shipments from suppliers generally first arrive at or are first directed to one of our logistics centers. At each logistics center, each product is bar-coded and tracked through our WMS, allowing real-time monitoring of inventory levels across our logistics network and item tracking at each logistics center. We repackage all products to our standardized boxes before the products are shipped to our customers.

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Delivery Services

We believe that timely and convenient delivery is essential towards customer satisfaction. We deliver orders placed on our online platform across China through reputable third-party delivery companies with global and nationwide coverage, including S.F. Express, DHL, YTO Express and China Post EMS. For higher-priced products, we offer customers with delivery addresses within the urban areas of Beijing, Shanghai and Chengdu the option to have their products delivered by our own employees in order to ensure product safety and to provide product introductions upon delivery. Alternatively, our customers, who prefer to pick up their order themselves, can also pick up products they ordered online at our conveniently located offline experience centers. Also, they may pick up certain products from collaborater branded store.

We typically negotiate and enter into service agreements with delivery service providers on an annual basis. We regularly monitor and evaluate the performance of our delivery partners and their compliance with our contractual terms.

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SUPPLIERS

We have built a trusted global supply chain for upscale products and services, for which we provide a variety of technological and service support. Since we commenced our current business operation, we have attracted a broad group and large base of suppliers of upscale products, including brands, brand authorized distributors and individual and corporate suppliers. We believe our ability to generate significant sales and to provide high-quality after-sales customer service helps us attract new suppliers and build stronger relationship with our existing ones. Our comprehensive global supply system is designed to meet the diverse purchase preferences and needs of our customers, varying from in-season luxury products to highly sought-after classic styles and vintage and rare products.

We have established direct product sourcing relationships with a broad range of brands around the world, including Europe, the United States, Japan and South Korea, as well as Hong Kong. Leveraging our scale in China, we have also become the first e-commerce partner with a number of global brands in order to help such brands establish a presence in the China market. Our overseas direct sourcing offer Chinese consumers convenient access to luxury products sourced at attractive prices and fulfilled directly from overseas, without the need to travel abroad, and allow our consumers to make payments in Renminbi. We synchronize our order and logistics information with the local customs bureau in China, which together with our expertise in overseas direct products sourcing and logistics, enable us to provide fast and convenient delivery and customs clearance services for our customers.

Maintaining strong relationships with our suppliers is important to the growth of our business. Any negative developments in our relationships with our existing suppliers could materially and adversely affect our business and growth prospects. If we fail to attract new suppliers and third-party merchants, our business and growth prospects may be materially and adversely affected. See "Risk Factors — Risks Related to Our Business — If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer."

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Supplier Selection

Our merchandizing team is responsible for identifying potential suppliers based on our supplier selection guidelines. For brand suppliers, we consider their industry positions since we aim to prioritize selling top brands, whereas for brand authorized distributor suppliers, we favor level one distributors because level one distributors usually guarantee the authenticity of their products. Additionally, we follow an internal suppliers selection system that considers pricing, profits, credibility, services and potential long-term collaboration. Once a potential supplier is identified, we conduct regular due diligence reviews on its qualifications based on our selection criteria.

For other individual and corporate suppliers who apply to have their products on our online platform, our merchandizing team first determines whether to accept the application based on the marketability of such products and their compatibility with our auction sales format. For approved applications, we require the owners to deliver the products to us for authentication. Once the products have been authenticated, we determine the initial bidding prices in consultation with the owners based on a number of factors such as marketability, the initial purchase price, brand and wear and tear.

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Supply Arrangements

For products fulfilled domestically, we generally enter into standard supply agreements with suppliers. We stock the products at our warehouses before orders are placed on such products by our customers. Our suppliers can monitor the inventory level of the products they supplied using our system and timely respond to our sales demands. In anticipation of major sales events, we provide advance notice to the relevant suppliers so that they can reserve sufficient stock to meet potential surge in demand.

For products fulfilled overseas and sold through our overseas direct sales format, we only purchase a product from our supplier when an order has been placed and paid for by a customer.

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Product Selection

Our merchandizing team possesses insights and deep understanding of our existing and potential customers' evolving needs and preferences. Before selecting a product to be offered on our platform, we consider and analyze historical sales data, latest fashion trends, seasonality and customer reviews and feedbacks to estimate the quantity sales format for a particular product. We carefully plan our product mix to achieve a balanced and complementary product offering across different upscale product categories.

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Inventory Management

While we pay for products fulfilled from overseas at the time we purchase them, we generally do not pay in advance for other upscale products that we purchase or source from our domestic suppliers. For some of our suppliers, we only have to settle payment after the products we sourced from such suppliers are sold.

Our WMS allows us to efficiently manage our inventories, track products, and deliver products to our customers on a timely basis. We use an ERP system to monitor and actively track sales data. This system helps us make timely adjustments to our procurement plan and minimize excess inventory.

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MARKETING

We believe that the most effective form of marketing is to continuously enhance our customer experience, as customer satisfaction leads to word-of-mouth referrals and recurring purchases. We have been able to build a large and loyal customer base primarily through comprehensive customer services and a variety of advertising and brand promotion activities.

For our most loyal customers and members, we host periodic online and offline events, including seminars, aimed at providing them with useful information about fashion trends and wardrobe tips, which serve as cross-selling opportunities for us. We provide various incentives to our customers and members to increase their spending and loyalty, and we send targeted e-mails and text messages to our customers periodically with product recommendations and promotions based on their online shopping habits and behavior. For example, we offer a selection of deeply discounted products on special occasions, such as our annual Luxury Festival beginning on December 17 of each year and Secoo anniversary sales on July 7 each year and Double 11 singles day shopping festival, and on major holidays, such as Christmas and Chinese New Year. We also hold daily sales events for selected brands and products for a limited period of time through our flash sales. We have continued to realize cross-selling opportunities from our existing customer base by creating more diversified sales formats and increasing our product offerings.

Leveraging our sophisticated business intelligence system and big data technology, we are able to generate a deep understanding of the characteristics of our target customer group. With this knowledge, we precisely direct our marketing efforts through both online and offline channels in order to efficiently reach our new customers. We also collaborate with other major online platforms in China to innovate current online marketing model. For example, in December 2016, we began to cooperate with a leading internet company in China to through which we exchanged non-sensitive customer information to further enhance understanding of our consumers' online behavior and patterns. Through our collaboration, we are able to backtrack our customers' online habits and behavior in addition to their online shopping preferences. We work with prestigious brands, to use our innovative marketing model. If this innovative marketing model proves to be successful, we will not only be able to more precisely improve and upgrade our marketing model, but also transfer ourselves into a marketing data and model provider and generate revenues through feeding valuable marketing data to brands and other companies. We intend to further apply our big data technology to explore upscale products and services consumers' online behavior and patterns so that we can expand our advertising, marketing and promotion cooperation with other major online platforms and brands.

Building on our foundation as a reputable and trusted brand, we continue to use cost-effective and expanded branding initiatives nationwide to reinforce our reputation in the online luxury consumption industry. We believe that our China Luxury E-commerce Whitebook published in 2016 has been recognized as an authority in luxury product retail industry in China. We conduct online marketing activities through major social networks, social media portals, online video, search engines and other major websites in China. To enhance our brand awareness, we have also engaged in brand promotion activities such as advertising on national television networks and on billboards in residential and commercial complexes in major cities in China. Additionally, our cooperation with luxury brands, omni-channel commerce solutions, entertainment stars and other major industry players also greatly enhanced our brand credibility and reputation in the market.

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TECHNOLOGY

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. Our strong technology platform is vital in supporting our pursuit of a continually improving customer experience, including the customer experience of our mobile users. From our website, the primary customer interface, to the back end management systems, our technology platform supports smooth and accurate operational execution as well as seamless information flow, data consistency and analytics. We have adopted a service-oriented architecture supported by big data technology, which consist of front-end and back-end modules. Our network infrastructure is built on self-owned servers located in data centers operated by a major PRC internet data center provider. We are implementing enhanced cloud architecture and infrastructure for our core data processing system to augment our existing virtual private network as we continue to expand our operations, enabling us to achieve significant operational efficiency through a virtual and centralized network platform. The principal components of our technology platform include:

Website and mobile applications.    Our website, together with our mobile applications, is our primary customer interface , which mainly include product display, account management, category browsing, shopping cart, order processing and payment functions.. Our website and mobile applications are supported by our proprietary content distribution network, dynamic and distributed cluster and two core databases on merchandise and customers, providing our customers with quicker access to the product display in which they are interested, and facilitating faster check outs. We have designed our systems to cope with our maximum peak concurrent visitors at all times. As a result, we are able to provide our customers constantly smooth online shopping experience.

Business intelligence system.    Our business intelligence systems enable us to effectively collect, analyze and make use of internally generated customer behavioral and transaction data. We use this information for merchandizing, product sourcing, customer profiling, recommendation and marketing. Our business intelligence system is built with the proprietary cloud computing infrastructure, providing decision-making intelligence such as dashboard operation, operational analysis, market analysis, sales forecasts and products such as anti-fraud filters, precision marketing, and other application-oriented intelligent products that facilitate data-driven decision-making and increase our product sales. We will continue to develop and upgrade our sophisticated business intelligence system to effectively utilize the large amount of user behavioral data generated through our website and mobile applications.

Big data technology.    We have developed our consumer behavior data analysis capabilities, which enable us to conduct customer profiling to enhance segmentation and personalization. Leveraging our big data technology, we are able to create customized product recommendations to support push and targeted marketing, allowing us to efficiently attract new customers as well as new purchases from existing customers. We have collaborated with other online platform to further apply our big data technology to precise and targeted marketing in the luxury product retail industry. Leveraging this consumer behavior data, we are able to more precisely target our potential customers through online marketing.

CRM, ERP and WMS.    Our customer service system mainly consists of our CRM and our customer data analysis and membership management system. Our customer relationship management system tracks customer information, including customers' outstanding orders, order and payment history, and settings and preferences, as well as all interaction between our customer service representatives and our customers, to ensure consistent and high quality customer service. Through our membership management system, we are able to increase our customers' loyalty and fully utilize our platform to fulfil their all high-end lifestyle needs. Our ERP system integrates our management of suppliers, accounting and product distribution information. We use our ERP system to monitor and actively track sales and inventory data. This system helps us make timely adjustments to our procurement plan and minimize excess inventory. Our WMS allows us to efficiently manage our inventories, track products, and deliver products to our customers on a timely basis. Our WMS allows us to efficiently manage our inventories, track products, and deliver products to our customers on a timely basis.

We have developed most of the key business platform through our in-house IT department. We also license certain software from reputable third-party providers and work closely with them to customize the software for our operations. We have implemented a number of measures to protect against system failure and data loss. We have developed a disaster tolerant system for our key business modules which includes real-time data mirroring, daily off-line data back-up and redundancy and load balancing.

We believe that our module-based systems are highly scalable, which enable us to quickly expand system capacity and add new features and functionality to our systems in response to evolving business needs and customer demands without affecting the operation of existing modules. We have also adopted rigorous security policies and measures, including encryption technology, to safeguard our proprietary data and customer information.

For our offline experience centers, we have developed a suite of smart and innovative technology that enhances shopping experience and our customer service. Our Bluetooth smart devices track customer locations and behavior throughout the offline experience centers. When a customer scans the QR code of a product with our mobile application or simply moves a smart phone close to the product, it will show up in the online shopping cart of the customer. This facilitates one-click check-outs later on.

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INTELLECTUAL PROPERTY

We consider our patents, trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property rights as critical to our success, and we rely on patents, trademark, copyright and trade secret protection laws in the PRC and overseas, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers and others to protect our intellectual proprietary rights. As of December 31, 2016, we owned nine patents, 165 registered trademarks, copyrights to 18 software programs developed by us relating to various aspects of our operations and 51 registered domain names, including secoo.com. Of the 165 registered trademarks, 135 are registered in the PRC, 16 are registered in Hong Kong, 16 are registered in Hong Kong, four are registered in the US, four are registered in Spain, and four are registered in Europe. We are in the process of applying for 14 patents in the PRC.

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COMPETITION

We face competition from traditional offline upscale products retailers and their online platforms, domestic and global brand online platforms, major domestic e-commerce platforms and global online upscale products retailers, such as Net-A-Porter.com.

We anticipate that the retail market of upscale products will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent innovation. We must continually innovate to remain competitive. We believe that we compete primarily on the basis of large and loyal customer base with high purchasing power, proprietary business intelligence system and big data technology, global supply chain, authentication, quality control and after-sales services capabilities and our brand reputation.

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EMPLOYEES

As of December 31, 2015 and 2016, we had 738 and 544 full-time employees, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2016:

Function	Number of employees
Business development, sales and marketing	206
Technology support	117
Fulfillment	125
Administration and management	96
Total	544

Our success depends to a large extent on our ability to attract, train, motivate and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. To date, we have not been involved in any significant labor disputes.

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FACILITIES

We are headquartered in Beijing, where we have leased an aggregate of approximately 9,200 square meters of office, offline experience centers, customer service center and logistics center space. As of the date of this prospectus, we have also leased an aggregate of approximately 12,300 square meters of offline experience centers, office and logistics center space in Chengdu, Shanghai, Shenzhen, Tianjin, Yichun, Hong Kong, Milan, Malaysia and New York. A summary of our leased properties as of the date of this prospectus is shown below:

Location	Space (in square meters)	Use	Lease Term (years)
Beijing	9,200	Office, offline experience center, customer service center and logistics center space	1 - 5
Chengdu	1,110	Offline experience center and office	5
Shanghai	1,550	Offline experience center and office	1 - 10
Shenzhen	4,370	Warehouse and office	1 - 2
Tianjin	70	Office	1
Yichun	2,000	Office	4
Hong Kong	2,080	Office, offline experience center	2 - 3
Milan	60	Office	6
Malaysia	800	Offline experience center	3
New York	60	Office	1

We typically enter into leasing agreements renewable every one or five years with independent third parties. We believe our existing facilities are sufficient for our near-term needs.

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INSURANCE

We maintain certain insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our high-valued inventory in our logistics centers. We also purchased property insurance to cover our products sold under our cash-on-delivery payment method while in transit. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We consider our insurance coverage to be sufficient for our business operations in China.

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LEGAL PROCEEDINGS

From time to time, we may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders' rights to receive dividends and other distributions from us.

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Regulations Relating to Foreign Investment

Industry Catalog Relating to Foreign Investment.    Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, and in some cases the Chinese partners are required to hold the majority interests in such joint ventures. In addition, industries in the restricted category of the Catalog are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. The latest amended Catalog, which took effect on April 10, 2015, further relaxes market access through regulatory reforms such as allowing foreign investors to have complete ownership of equity interest in e-commerce businesses.

On October 8, 2016, the Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, which became effective on the same day. Pursuant to FIE Record-filing Interim Measures, the establishment and change of FIEs are subject to record filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters is subject to the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required. Pursuant to the Announcement (2016) No. 22 of the National Development and Reform Commission and the Ministry of Commerce issued on October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalog and the encouraged categories which are subject to certain requirements relating to equity ownership and senior management.

Currently, the business scope of our wholly-owned subsidiary in the PRC, Kutianxia contains the business of development of computer software and technology, which falls within the encouraged category under the Catalog.

Foreign Investment in Value-Added Telecommunications Businesses.    The Regulations for Administration of Foreign-invested Telecommunications Enterprises, which was promulgated by the PRC State Council in December 2001 and subsequently amended in September 2008 and February 2016, respectively, set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China to have a good and profitable record and operating experience in this industry.

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an ICP License is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company's operational premises and equipment must comply with the approved coverage region on its ICP License, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If an ICP License holder fails to comply with the above requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to impose administrative measures on such license holder, including revoking its ICP license.

To comply with the PRC regulations discussed above, we operate our website and commercial value-added telecommunications services through Beijing Secoo and Beijing Auction, our PRC consolidated variable interest entities, each of which holds an ICP License. Beijing Secoo and Beijing Auction, the operator of our website, secoo.com, secoo.cn, siku.cn, secooing.com and etc., also owns the relevant domain names and trademarks used in our value-added telecommunications businesses.

On June 19, 2015, the MIIT issued the Circular on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce), or the New E-commerce Circular, pursuant to which, foreign investors are allowed to hold up to 100% equity interest of an entity operating online data processing and transaction processing business (operational e-commerce) in China. Although the New E-commerce Circular relieved shareholding percentage restriction for foreign investors in the online data processing and transaction processing business (operational e-commerce), such "operational e-commerce" is not defined in either the New E-commerce Circular or other relevant laws and regulations, and meanwhile relevant requirements provided by the Regulations for Administration of Foreign-invested Telecommunications Enterprises shall still apply. For example, the requirement that the major foreign investor needs to have a good track record and operating experience in the value-added telecommunications service industry will still apply when applying for the license for online data processing and transaction processing business (operational e-commerce). So far, there remain significant uncertainties with respect to the interpretation and implementation of the New E-commerce Circular by the competent authorities and the application for the licence regarding online data processing and transaction processing business (operational e-commerce) by a wholly owned foreign invested enterprise in practice.

Considering the uncertainty of the implementation of the New E-Commerce Circular, we have kept on operating our website and commercial value-added telecommunications services through Beijing Secoo.

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Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

ICP License.    The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts. In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. According to these measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In March 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth the specific types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Each of Beijing Secoo and Beijing Auction, as our ICP operator, holds an ICP License issued by the Beijing Telecommunications Administration for the operation in Beijing of our telecommunication business. See "Risk Factors — Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations."

Auction License.    Pursuant to the Auction Law of the PRC, an enterprise engaging in the bidding and auction of various products as permitted by auction-related laws of the PRC other than cultural relics shall satisfy various criteria, such as having registered capital of at least RMB 1 million and having sufficient number of professionals among whom at least one should be the auction master. The auction activities shall be carried out by the auctioneer with qualification certificate. To engage in the bidding and auction business, domestic auctioneers shall first be verified and authorized by the auction administration department of the provincial government, and subsequently registered with the local counterparts of the State Administration of Industry and Commerce, or SAIC, while the foreign-invested auctioneers, whose business does not involve auction of cultural relics, shall directly register with the local counterparts of SAIC and make after-registration filing with competent local counterparts of the Ministry of Commerce, and also obtain auction business permit from the competent local counterparts of the Ministry of Commerce before the operation of their auction business. Entities engaging in auction business without approval and registration may be ordered to cease business and face monetary penalties. Beijing Auction has obtained an auction license from Beijing Municipal Commission of Commerce for our auction business.

Food Distribution Permit.    China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Under the Food Safety Law of the PRC, as amended and effective in October, 2015, the sale of food or beverages must be licensed in advance. Pursuant to the Administrative Measures on Food Operation Licensing issued by the China Food and Drug Administration in August 2015, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. Beijing Secoo holds a food distribution permit issued by the Xicheng Branch of Beijing Food and Drug Administration for our food distribution business.

Publication Operation Permit.    Pursuant to the Administrative Measures for the Publication Market which were promulgated by the General Administration of Press and Publication, Radio, Film and Television and the Ministry of Commerce and became effective in June 2016, any entity or individual engaging in the distribution of publications, including books, newspapers, magazines and audio-video products, must obtain an approval from the competent press and publication administrative authority and receive the Publication Operation Permit. Beijing Secoo has obtained a Publication Operation Permit for the retail sale and online sale of books, magazines, periodicals, electronic publications and audiovisual products.

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Regulations Relating to E-Commerce, Internet Content and Information Security and Privacy

China's e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating this industry. In May 2010, the SAIC adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, which took effective in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with SAIC or its local branches must make the information stated in their business licenses available to the public or provide links to their business licenses on their websites. Online distributors must adopt measures to ensure the safety of online transactions, protect online shoppers' rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient. The above measures were replaced by the Measures for the Administration of Online Commodities Trading issued by the SAIC on January 26, 2014 which became effective on March 15, 2014. These newly issued measures further impose more stringent requirements and obligations on the online trading or service operators. Where the online distributors also act as marketplace platforms that provide service to third-party merchants, the online distributors are obligated to examine the legal status of the third-party merchants and make the information stated in the business licenses of such third-party merchants available to the public or provide a link to their business licenses on the website, as well as make clear distinction between their online direct sales and sales of third-party merchant products on the marketplace platform. We are subject to such rules as a result of our online merchandised sales and online marketplace business. In January 2017, the SAIC adopted the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which took effective in March 2017, pursuant to which, customers are entitled to return goods without a cause, except for customized goods, fresh and perishable goods, audio-visual products, computer software and other digital products, which are downloaded online or of which the packages have been opened by customers, and delivered newspapers or periodicals. The Administrative Measures on Internet Information Services specify that internet information services regarding news, publication, education, medical and health care, pharmacy and medical appliances, among others, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP Licenses or filings. We issued prepaid cards which can be used to buy products on our websites. Pursuant to the Administrative Measures for Single-purpose Commercial Prepaid Cards, which was promulgated by the PRC Ministry of Commerce in September 2012, and subsequently amended in August 2016, card issuers shall go through record-filing procedures in relation to their single-pay or prepaid cards service. Beijing Secoo has completed the record-filing procedures in relation to the single-pay prepaid cards service.

Furthermore, the Administrative Measures on Internet Information Services clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove such content immediately, keep a record of it and report it to the relevant authorities.

Internet information in China is also regulated and restricted from a national security standpoint. The Standing Committee of the National People's Congress, China's national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights of third parties. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any personal information of its users or provide any such information to third parties without the consent of such users. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of their personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep user's personal information confidential, and in case of any leakage or potential leakage of the information of its users, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People's Congress in December 2012 and the Order for the Protection of Telecommunication and Internet

User Personal Information issued by the MIIT in July 2013, any collection and use of personal information must be subject to the consent of the relevant user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above regulation may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. We have required our users to consent to our collection and use of their personal information, and have established information security systems to protect user's privacy. Pursuant to the PRC Cyber Security Law, which was promulgated by the Standing Committee of the National People's Congress on November 7, 2016 and will become effective on June 1, 2017, network operators shall take technical and other necessary measures pursuant to the laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incident effectively, prevent illegal and criminal activities and maintain the integrity, confidentiality and usability of network data. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as "owners and administrators of networks and network service providers", including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users' real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

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Regulations Relating to Product Quality and Consumer Protection

The PRC Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product's manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person's property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers. The amended PRC Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from the sellers or service providers. As to legal liabilities of the online marketplace platform operator, the PRC Consumer Protection Law and the

Regulations of Several Issues on the Application of Laws in the Trial of Food and Drugs Cases issued by the Supreme People's Court of the PRC on December 23, 2013 set forth that, where a consumer purchases products or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform operator fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform operator. If the online trading platform operator gives an undertaking that is more favorable to consumers, it shall perform such undertaking. Once the online trading platform operator has paid compensation, it shall have a right of recourse against the seller, the manufacturer or the service provider. If an online trading platform operator is aware or ought to have been aware that a seller, manufacturer or service provider is using the online platform to infringe upon the lawful rights and interests of consumers and it fails to take necessary measures, it shall bear joint and several liabilities with the seller, the manufacturer or service provider for such infringement.

The Tort Liability Law of the PRC, which was enacted by the Standing Committee of the National People's Congress on December 26, 2009, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly liable with the relevant online user for the extended damages.

We are subject to the above laws and regulations as an online retailer of commodities and a marketplace service provider and believe that we are currently in compliance with these regulations in all material aspects.

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Regulations Relating to Pricing

In China, the prices of a very small number of products and services are guided or fixed by the government. According to the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains and fines. The business operators may be ordered to suspend business for rectification or have their business licenses revoked under severe circumstances. We are subject to the Pricing Law as an online retailer and believe that our pricing activities are currently in compliance with the law in all material aspects.

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Regulation on Leasing

Pursuant to the Law on Administration of Urban Real Estate, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the PRC Contract Law, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

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Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks, domain names and copyrights.

Trademark.    The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. As of December 31, 2016, we owned 165 registered trademarks in different applicable trademark categories and were in the process of applying to register 136 trademarks in China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person's registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder's damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB3 million.

Domain Name.    Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the "first to file" principle with respect to the registration of domain names. We have registered a number of domain names including secoo.com.

Copyright.    Pursuant to the PRC Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information network. Pursuant to the relevant PRC regulations, rules and interpretations, internet service providers will be jointly liable with the infringer if they (i) participate in, assist in or abet infringing activities committed by any other person through the internet, (ii) are or should be aware of the infringing activities committed by their website users through the internet, or (iii) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. In addition, where an ICP service operator is clearly aware of the infringement on certain content against another's copyright through the internet, or fails to take measures to remove relevant contents upon receipt of the copyright owner's notice, and as a result, it damages the public interest, the ICP service operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before they are released on our platform and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

Software Copyrights.    In order to further implement the Computer Software Protection Regulations promulgated by the State Council in December 2001 and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002 and amended subsequently, which apply to software copyright registration, license contract registration and transfer contract registration. We have registered 18 computer software copyrights in China as of December 31, 2016.

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Regulation on Employment

The PRC Labor Contract Law and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee's salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

On December 28, 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to amended PRC Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees. "Temporary work" means a position with a term of less than six months; "auxiliary work" means a non-core business position that provides services for the core business of the employer; and "substitute worker" means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers); (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees at the time when the Labor Dispatch Provisions became effective (i.e., March 1, 2014), the employer shall formulate a plan to reduce the number of its dispatched contract workers to below the statutory cap prior to March 1, 2016, and (iii) such plan shall be filed with the local bureau of human resources and social security. Nevertheless, the Labor Dispatch Provisions do not invalidate the labor contracts and dispatch agreements entered into prior to December 28, 2012. In addition, the employer shall not hire any new dispatched contract worker before the number of its dispatched contract workers is reduced to below 10% of the total number of its employees.

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Regulations on Tax

Enterprise Income Tax.    The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise's global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

The PRC Enterprise Income Tax Law and its implementation rules permit certain "high and new technology enterprises strongly supported by the state" that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

Value-Added Tax and Business Tax.    Pursuant to the PRC Provisional Regulations on Value-Added Tax and their implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sale of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, at the rate of 17% on revenues generated from sales of goods, less any deductible VAT already paid or borne by such entity.

Prior to January 1, 2012, pursuant to the PRC Provisional Regulations on Business Tax and its implementing rules, taxpayers providing taxable services that fall under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues with certain exceptions. Our PRC subsidiaries and consolidated variable interest entities were subject to business tax at the rate of 5% for their marketplace services. Since January 1, 2012, the PRC Ministry of Finance and the SAT have been implementing the VAT pilot program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such pilot program has been expanded to eight other provinces or municipalities in the PRC. Since August 2013, this tax pilot program has been expanded to other areas on the nationwide basis in the PRC. Under the current tax rules, sales of used goods by our PRC subsidiaries and consolidated variable interest entities shall be subject to VAT at effective rate of 2%, while VAT is applicable at a rate of 3% for the sale of consigned goods by our PRC subsidiaries and consolidated variable interest entities.

Dividend Withholding Tax.    Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which became effective in November 2015 and replaced Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), provide that any non-resident enterprise meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. Pursuant to the Law on the Administration of Tax Collection of the PRC which was enacted by the Standing Committee of the National People's Congress on September 4, 1992 and most recently amended in April 2015, if a taxpayer fails to pay tax pursuant to applicable tax laws or regulations, the tax authorities may, subject to the specific circumstances in each case, impose penalties on such taxpayer, including without limitation, imposing surcharge or imposing a fine of not more than five times the amount of the underpaid tax.

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Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the SAFE improves foreign exchange administration in direct investment by repealing or adjusting certain approval items for foreign exchange administration in direct investment.

On March 30, 2015, SAFE promulgated Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular No. 19, which came into effect on June 1, 2015. According to SAFE Circular No. 19, the foreign currency capital contribution to a foreign invested enterprise, or an FIE, in its capital account may be converted into RMB on a discretional basis. Furthermore, on June 15, 2016, SAFE promulgated Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16. SAFE Circular No 16 provides, in addition to foreign currency capital, enterprises registered in the PRC may also convert their foreign debts, as well as repatriated funds raised through overseas listing, from foreign currency to RMB on a discretional basis. SAFE Circular No. 16 also reiterates that the use of capital so converted shall follow "the principle of authenticity and self-use" within the business scope of the enterprise. According to SAFE Circular No. 16, the RMB funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures beyond the business scope of the enterprises or prohibited by laws and regulations; (ii) making securities investment or other investments (except for banks' principal-secured products); (iii) granting loans to non-affiliated enterprises, except as expressly permitted in the business license; and (iv) purchasing non-self-used real estate (except for the foreign-invested real estate enterprises).

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Regulations Relating to Dividend Distribution

Wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits after tax as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Wholly foreign-owned companies may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company's registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserve funds and employee welfare and bonus funds are not distributable as cash dividends. Our PRC subsidiaries are wholly foreign-owned enterprises subject to the described regulations.

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SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents

SAFE Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, issued by SAFE and effective in July 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under SAFE Circular No. 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while "round trip investment" refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular No. 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular No. 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. SAFE Circular No. 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular No. 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular No. 13, in February 2015, which took effect on June 1, 2015. SAFE Circular No. 13 has amended SAFE Circular No. 37 by requiring PRC residents or entities to register with qualified banks instead of SAFE or its local branch in connection with their establishment of an SPV.

PRC residents who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of SAFE Circular No. 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change involving the SPV registered, such as any change of basic information (including change of such PRC residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular No. 37 and SAFE Circular No. 13, misrepresent on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent company or affiliates and the capital inflow from the offshore parent company, and may also subject the relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Mr. Richard Rixue Li and Ms. Zhaohui Huang, our founders, have completed required registrations with the local counterpart of SAFE in relation to our financing and restructuring and the subsequent changes to our shareholding structure.

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SAFE Regulations on Employee Stock Incentive Plan

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in the PRC for a continuous period of not less than one year and have been granted options will be subject to these regulations upon the completion of this offering. Failure of our PRC option holders or restricted shareholders to complete their SAFE registrations may subject us and these employees to fines and other legal sanctions.

The SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, our employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

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M&A Rules and Overseas Listing

In August 2006, six PRC regulatory agencies, including the CSRC, adopted the M&A Rules, which were amended in June 2009. The M&A Rules require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by special purpose vehicles seeking CSRC approval of their overseas listings. The application of the M&A Rules remains unclear.

Our PRC counsel, Han Kun Law Offices, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC's approval is not required for the listing and trading of our ADSs on the NYSE in the context of this offering, given that:

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  The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and

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  no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the CSRC's opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or other PRC regulatory agency subsequently determines that we need to obtain the CSRC's approval for this offering or if the CSRC or any other PRC government authorities promulgate any interpretation or implementing rules that would require the CSRC or other governmental approvals for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. See "Risk Factors — Risks Related to Doing Business in China — The approval of the CSRC may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot predict whether we will be able to obtain such approval."

The M&A Rules also establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. In addition, the Security Review Rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. See "Risk Factors — Risks Related to Doing Business in China — The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China."

 MANAGEMENT

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Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Richard Rixue Li	42	Director, Chief Executive Officer
Zhaohui Huang	42	Director
Jeacy Jisheng Yan	37	Director
Cindy Jia Guo	40	Director
Ping Xu	46	Director
Xian Chen	35	Director
Le Yu	39	Director
Shaojun Chen	43	Chief Financial Officer
Eric Chan	48	Chief Operating Officer

Mr. Richard Rixue Li is our founder and has served as our director and chief executive officer since our inception. Prior to founding our company, Mr. Li had been engaged in the retail and recycling business of home appliances in China since 1997. Mr. Li is currently attending the EMBA program at Tsinghua University in Beijing, China. Mr. Li graduated from Nanchang University in Nanchang, China in 1996.

Ms. Zhaohui Huang is our founder and has served as our director since March 2012. Prior to founding our Company, Ms. Huang had been engaged in the retail business of upscale home appliances in China since 1997. Ms. Huang received her bachelor's degree in business management from Jiangxi University of Finance and Economics in Nanchang, China in 1997. Ms. Zhaohui Huang is Mr. Richard Rixue Li's wife.

Ms. Jeacy Jisheng Yan has served as our director since May 2011. Ms. Yan is a partner of IDG Capital and focuses on investment in consumer goods and services, e-commerce and online-to-offline businesses. Prior to joining IDG Capital in 2008, Ms. Yan worked at the investment banking department of Deutsche Bank Hong Kong Branch from 2005 to 2007 and as bond trader at investment bank department of WestLB New York from 2004 to 2005. Ms. Yan received her dual master degrees in industrial engineering & management science and electrical engineering from Northwestern University in 2004, and dual bachelor's degrees in electrical engineering and economics from Peking University in Beijing, China in 2001.

Ms. Cindy Jia Guo has served as our director since March 2012. Ms. Guo founded Zhong Capital Fund in 2014. She has served as the managing partner of Ventech China, a venture investment fund, since December 2007. Prior to co-founding Ventech China, Ms. Guo worked at Ascend Capital Partners where she was a managing director from 2002 to 2007. Ms. Guo has over 14 years of experience in entrepreneurial financing and investment. Ms. Guo has also served as a director of China Binary Sale Technology Limited, a company listed on the Stock Exchange of Hong Kong, since 2009. Ms. Guo received her bachelor's degree in economics from Central University of Finance and Economics in Beijing, China in 1999.

Ms. Ping Xu has served as our director since July 2013. She is the founding partner of Vangoo Capital Partners and has served as its chairman and chief executive officer since 2008. Ms. Xu worked as a managing director of Ant Capital Partners in Tokyo from 2005 to 2008 and the chief economic analyst of DSK Inc. in Tokyo from 1999 to 2005. Ms. Xu has also served as the deputy director of Finance Department of Chinese Chamber of Commerce in Japan since 2010. She has over 15 years of experience in providing international financial and investment services. Ms. Xu received an EMBA degree from Peking

University in Beijing, China in 2013, and a bachelor's degree in economics from Keio University in Tokyo, Japan in 1999.

Mr. Xian Chen has served as our director since July 2014. He has also served as a managing director of CMC Capital Partners since May 2013. Mr. Chen worked at Providence Equity Asia Limited where he was a director from 2009 to 2013. Prior to that, Mr. Chen worked at Morgan Stanley Private Equity Asia Division from 2004 to 2009. Mr. Chen has also been a director of Ourgame International Holdings Limited, a company listed on the Stock Exchange of Hong Kong, since March 7, 2014. Mr. Chen received his bachelor's degree in electronics engineering from Tsinghua University in Beijing, China in 2003.

Mr. Le Yu has served as our director since July 2015. He is the founder of Ping An Ventures and has served as its managing director since 2012. He is in charge of fund management and investment in the digital consumer segment. Before founding Ping An Ventures, Mr. Yu was a senior consultant at McKinsey & Company from 2010 to 2012, where he advised various private equity funds and multinational corporations on minority investment and merger and acquisition transactions. Mr. Yu started his investment career as an investment manager at Kleiner Perkins Caufield & Byers China from 2009 to 2010. Prior to that, Mr. Yu worked as a consulting manager at the consulting department of Hewlett-Packard China from 2004 to 2007 and a senior technical consultant at the software department of Hewlett-Packard China from 1999 to 2004. He worked as a mainframe computing system engineer at IBM China from 1998 to 1999. Mr. Yu received his MBA degree from Harvard Business School in 2009 and dual bachelor's degrees in communication engineering and international finance from Shanghai Jiao Tong University in Shanghai, China in 1998.

Mr. Shaojun Chen has served as chief financial officer since 2015. Previously, Mr. Chen has also served as our vice president of finance from April 2012 to 2015. Prior to joining our Company, Mr. Chen worked as the financial controller at China Dongxiang Group, a company listed on the Stock Exchange of Hong Kong, from 2008 to 2011. He worked as finance manager at Li Ning Company Limited, a company listed on the Stock Exchange of Hong Kong, from 2005 to 2008 in charge of budget, financial control and financial disclosure. Mr. Chen was an accounting manager focusing on public offering projects at Grant Thornton International Ltd. (formerly known as Beijing JingDu Certified Public Accountants Co., Ltd.), where he worked from 1997 to 2004. Mr. Chen is a Chinese Certified Public Accountant. Mr. Chen received a master degree in accounting from Capital University of Economics and Business in Beijing, China in 2002, and a bachelor's degree in accounting from Beijing Technology and Business University in Beijing, China in 1997.

Mr. Eric Chan has served as our chief operating officer since 2017. Prior to joining our company, Mr. Chan worked as the director of leasing and operations at K11 Concepts affiliated with the New World Development Group from 2010 to 2017. Prior to that, he worked as the general manager of operations at Wharf Group from 2008 to 2010, senior director of asset services at CB Richard Ellis from 2007 to 2008, senior property manager of premier management services at MTR Corporation Ltd. from 2000 to 2007, and training and development manager at Regent Hotel under Four Seasons Hotels and Resort Group from 1998 to 2000. Mr. Chan received a bachelor's degree in hotel management from Hong Kong Polytechnic University in Hong Kong in 1996.

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Board of Directors

Our board of directors will consist of               directors upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee's members and functions are described below.

Audit Committee.    Our audit committee will consist of            ,             and            .            will be the chairman of our audit committee. We have determined that            ,             and            satisfy the "independence" requirements of            and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

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  reviewing with the independent auditors any audit problems or difficulties and management's response;

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  discussing the annual audited financial statements with management and the independent auditors;

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  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

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  reviewing and approving all proposed related party transactions;

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  meeting separately and periodically with management and the independent auditors; and

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  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of            ,             and            .            will be the chairman of our compensation committee. We have determined that            ,            and satisfy the "independence" requirements of            . The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

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  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

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  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

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  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of            ,            and             .            will be the chairperson of our nominating and corporate governance committee.            ,            and            satisfy the "independence" requirements of            . The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

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  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

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  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

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  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they believe in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to "Description of Share Capital—Differences in Corporate Law" for additional information on our standard of corporate governance under Cayman Islands law.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

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  convening shareholders' general meetings;

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  declaring dividends and distributions;

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  appointing officers and determining the term of office of the officers;

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  exercising the borrowing powers of our company and mortgaging the property of our company; and

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  approving the transfer of shares in our company, including the registration of such shares in our share register.

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Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the unanimous written resolution of all the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found to be or becomes of unsound mind.

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Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer's termination, or in the year preceding such termination, without our express consent.

We have also entered into [indemnification agreements with each of our directors and executive officers]. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

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Compensation of Directors and Executive Officers

In 2016, we paid an aggregate of approximately RMB481.5 thousand (US$70.0 thousand) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

▪
2014 Employee Stock Incentive Plan

On December 31, 2014, we adopted a 2014 Employee Stock Incentive Plan, or the 2014 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of our shares which may be issued pursuant to all awards under the 2014 Plan is 1,307,672 ordinary shares. As of December 31, 2016, options to purchase 733,756 ordinary shares were issued and outstanding.

The following paragraphs describe the principal terms of the 2014 Plan.

Types of Awards.    The 2014 Plan permits the awards of options, share appreciation rights and share purchase rights.

Plan Administration.    Our board of directors or a committee designated by the Board will administer the 2014 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement.    Awards granted under the 2014 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.    We may grant awards to our employees and consultants. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our subsidiaries.

Vesting Schedule.    In general, the awards are subject to the vesting schedule of a minimum of four years, except for specified in the relevant award agreement.

Exercise of Options.    The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Transfer Restrictions.    Awards are transferable (i) by will or the laws of descent and (ii) to the extent and manner authorized by the plan administrator.

Termination and amendment.    Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of December 31, 2016, the options granted under our 2014 Plan to several of our executive officers and directors, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaojun Chen	*	0.001	December 31, 2014	December 31, 2024
Eric Chan	*	0.001	December 31, 2014	December 31, 2024
Total	*	—	—	—

*
Less than 1% of our total outstanding share capital

As of December 31, 2016, other individuals as a group held options to purchase 733,756 ordinary shares of our company with an exercise price of US$0.001 per ordinary share.

 PRINCIPAL [AND SELLING] SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

  ▪
  each of our directors and executive officers;

  ▪
  each person known to us to own beneficially more than 5% of our ordinary shares; and

  ▪
  [each selling shareholder.]

The calculations in the table below assume that there are 20,235,807 ordinary shares on an as-converted basis outstanding as of the date of this prospectus and          ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Prior to This Offering		[Ordinary Shares Being Sold in This Offering]		Ordinary Shares Beneficially Owned After This Offering
	Number	%†	Number	%	Number	%
Directors and Executive Officers:
Richard Rixue Li(1)	6,571,429	32.5
Zhaohui Huang(2)	730,158	3.6
Jeacy Jisheng Yan(3)	—	—
Cindy Jia Guo(4)	—	—
Ping Xu(5)	—	—
Xian Chen(6)	—	—
Le Yu(7)	—	—
Shaojun Chen	—	—
Eric Chan	—	—
All Directors and Executive Officers as a Group	7,301,587	36.1
Principal [and Selling] Shareholders:
Siku Holding Limited(1)(2)(8)	6,571,429	32.5
IDG Funds(9)	4,964,889	24.5
CMC Galaxy Holdings Ltd(10)	2,376,854	11.7
Ping An(11)	1,861,782	9.2
Ventech China II SICAR(12)	1,459,107	7.2

*
Less than 1% of our total outstanding shares.

**
Except for Ms. Jeacy Jisheng Yan, Ms. Cindy Jia Guo, Ms. Ping Xu, Mr. Xian Chen and Mr. Le Yu, the business address for our directors and executive officers is Room 1503, Building C, Galaxy SOHO, Chaonei Street, Dongcheng District, Beijing, 100000, The People's Republic of China.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding, which is 20,235,807 on an as-converted basis as of the date of this prospectus, and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.

(1)
Represents 6,571,429 ordinary shares beneficially owned by Mr. Li through Siku Holding Limited, a BVI company, as described in footnote (8) below. Siku Holding Limited is 99% beneficially owned by Mr. Li.

(2)
Represents 730,158 ordinary shares beneficially owned by Ms. Huang through Kuzhifu Holding Limited, a BVI company. The registered address of Kuzhifu Holding Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands. Ms. Huang is the sole shareholder of Kuzhifu Holding Limited.

(3)
The business address of Ms. Yan is Floor 6, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing, China, 100005.

(4)
The business address of Ms. Guo is Room 1507, Block B, Parkview Green, No. 9 Dongdaqiao Road, Chaoyang District, Beijing, China, 100020.

(5)
The business address of Ms. Xu is 22-23B, Level 36, China World Tower 3, No. 1 Jianguomenwai Avenue, Chaoyang District, Beijing, China, 100020.

(6)
The business address of Mr. Chen is Unit 3607-3608, The Center, 989 Changle Road, Shanghai, China, 200031.

(7)
The business address of Mr. Yu is 18/F, Ping An Finance Tower, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, China.

(8)
Represents 6,571,429 ordinary shares directly held by Siku Holding Limited, a British Virgin Islands company 99% beneficially owned by Mr. Richard Rixue Li and 1% beneficially owned by Ms. Zhaohui Huang. The registered address of Siku Holding Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(9)
Represents (i) 99,206 ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (ii) 92,639 ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (iii) 6,568 ordinary shares directly held by IDG-Accel China III Investors L.P., (iv) 1,250,000 ordinary shares issuable upon the conversion of 1,250,000 series A-1 preferred shares directly held by IDG Technology Venture Investment IV, L.P., (v) 758,929 ordinary shares issuable upon the conversion of 758,929 series A-2 preferred shares directly held by IDG Technology Venture Investment IV, L.P., (vi) 625,313 ordinary shares issuable upon the conversion of 625,313 series A-2 preferred shares directly held by IDG-Accel China Growth Fund III L.P., (vii) 44,330 ordinary shares issuable upon the conversion of 44,330 series A-2 preferred shares directly held by IDG-Accel China III Investors L.P., (viii) 396,825 ordinary shares issuable upon the conversion of 396,825 series B preferred shares directly held by IDG Technology Venture Investment IV, L.P., (ix) 370,556 ordinary shares issuable upon the conversion of 370,556 series B preferred shares directly held by IDG-Accel China Growth Fund III L.P., (x) 26,270 ordinary shares issuable upon the conversion of 26,270 series B preferred shares directly held by IDG-Accel China III Investors L.P., (xi) 220,315 ordinary shares issuable upon the conversion of 220,315 series C preferred shares directly held by IDG Technology Venture Investment IV, L.P., (xii) 205,729 ordinary shares issuable upon the conversion of 205,729 series C preferred shares directly held by IDG-Accel China Growth Fund III L.P., (xiii) 14,585 ordinary shares issuable upon the conversion of 14,585 series C preferred shares directly held by IDG-Accel China III Investors L.P., (xiv) 548,752 ordinary shares issuable upon the conversion of 548,752 series D preferred shares directly held by IDG-Accel China Growth Fund III L.P., (xv) 38,903 ordinary shares issuable upon the conversion of 38,903 series D preferred shares directly held by IDG-Accel China III Investors L.P., (xvi) 248,362 ordinary shares issuable upon the conversion of 248,362 series E preferred shares directly held by IDG-Accel China Growth Fund III L.P., and (xvii) 17,607 ordinary shares issuable upon the conversion of 17,607 series E preferred shares directly held by IDG-Accel China III Investors L.P. IDG Technology Venture Investment IV, L.P. is a Delaware limited partnership which is controlled by its sole general partner, IDG Technology Venture Investment IV, LLC, which is controlled by its two managing members, Mr. Quan Zhou and Mr. Chi Sing Ho. IDG-Accel China Growth Fund III L.P.is a Cayman Islands limited partnership which is controlled by its immediate general partner IDG-Accel China Growth Fund III Associates L.P., or IDG-Accel III Associates L.P., a Cayman Islands limited partnership. IDG-Accel III Associates L.P. is controlled by its general partner IDG-Accel China Growth Fund GP III Associates Ltd., or IDG-Accel III Associates Ltd., a Cayman Islands limited company. IDG-Accel China III Investors L.P. is a Cayman Islands limited partnership which is controlled by its sole general partner, IDG-Accel III Associates Ltd. Mr. Quan Zhou and Mr. Chi Sing Ho are currently serving as members of board of directors of IDG-Accel III Associates Ltd. IDG Technology Venture Investment IV, L.P., IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P. are collectively referred to as the IDG Funds.

(10)
Represents (i) 2,270,466 ordinary shares issuable upon the conversion of 2,270,466 series D preferred shares and (ii) 106,388 ordinary shares issuable upon the conversion of 106,388 series E preferred shares directly held by CMC Galaxy Holdings Ltd. CMC Galaxy Holdings Ltd. is a Cayman Islands company wholly owned by CMC Capital Partners GP, L.P., a Cayman Islands exempted limited partnership acting by its general partner, CMC Capital Partners GP, Ltd., a Company incorporated with limited liability in Cayman Islands. CMC Capital Partners GP, Ltd. is ultimately controlled indirectly by

  Mr. Ruigang Li. The registered address of CMC Galaxy Holdings Ltd is Sertus Chambers, P.O. Box 2547, Cassia Court, Camana Bay, Grand Cayman, Cayman Islands.

(11)
Represents (i) 1,063,875 ordinary shares issuable upon the conversion of 1,063,875 series E preferred shares directly held by Pingan eCommerce Limited Partnership and (ii)797,907 ordinary shares issuable upon the conversion of 797,907 series E preferred shares directly held by Rhythm Way Limited. Pingan eCommerce Limited Partnership is a Cayman Islands limited partnership which is ultimately controlled by Ping An Insurance (Group) Company of China, Ltd. The registered address of Pingan eCommerce Limited Partnership is Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands. Rhythm Way Limited is a British Virgin Islands company beneficially owned by Pingan eCommerce Limited Partnership. The registered address of Rhythm Way Limited is PO Box 957, Road Town, Torrola, British Virgin Islands. Pingan eCommerce Limited Partnership and Rhythm Way Limited are collectively referred as Ping An.

(12)
Represents (i) 873,016 ordinary shares issuable upon the conversion of 873,016 series B preferred shares, (ii) 413,536 ordinary shares issuable upon the conversion of 413,536 series C preferred shares, and (iii) 172,555 ordinary shares issuable upon the conversion of 172,555 series D preferred shares directly held by Ventech China II SICAR, a company incorporated in Luxembourg. Ventech China II SICAR is controlled by COFIBRED which is held by French Bank BPCE, IMPALA Investments SPRL which is directly held by Jacques Veyrat, and NPEI Lux SA SICAR which is held indirectly by French Bank Natixis, a public company traded on the Paris Stock Exchange. The registered address of Ventech China II SICAR is 47, Avenue John F. Kennedy L-1885, Luxembourg.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See "Description of Share Capital — History of Securities Issuances" for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

 RELATED PARTY TRANSACTIONS

▪
Transactions with Shareholders and Affiliates

We borrowed RMB18.0 million and nil from one of our Founder as of December 31, 2015 and 2016, respectively, to fund working capital, among which, RMB15.4 million and RMB0.3 million were paid during the years ended December 31, 2015 and 2016, respectively. We further repaid RMB0.5 million (US$0.1 million) to the Founder during the three months ended March 31, 2017.

We had an amount of RMB2.6 million, RMB2.3 million (US$0.3 million) and RMB1.8 million (US$0.3 million) due to one of our Founders as of December 31, 2015, December 31, 2016 and March 31, 2017, respectively, which amount was used for our working capital needs. Such amount due to such Founder is unsecured, non-interest bearing and has no defined repayment term.

▪
Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in value-added telecommunications service or auction businesses in China. As a result, we operate our relevant businesses through contractual arrangements between Kutianxia, our PRC subsidiary, and Beijing Auction and Beijing Secoo, our variable interest entities, and their respective shareholders. For a description of these contractual arrangements, see "Corporate History and Structure — Contractual Arrangements with Our Variable Interest Entities and Their Shareholders."

▪
Private Placements

See "Description of Share Capital — History of Securities Issuances."

▪
Shareholders Agreements

See "Description of Share Capital — History of Securities Issuances."

▪
Employment Agreements and Indemnification Agreements

See "Management — Employment Agreements and Indemnification Agreements."

▪
Share Incentive Plan

See "Management — 2014 Employee Stock Incentive Plan."

 DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2016 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date hereof, the authorized share capital of the Company is US$50,000 divided into (i) 37,264,193 ordinary shares of a nominal or par value of US$0.001 each, (ii) 2,678,572 preferred A shares of a nominal or par value of US$0.001 each, of which 1,250,000 preferred shares are series A-1 convertible redeemable preferred shares and 1,428,572 preferred shares are series A-2 convertible redeemable preferred shares, (iii) 2,380,952 series B preferred shares of a nominal or par value of US$0.001 each, (iv) 1,571,973 series C preferred shares of a nominal or par value of US$0.001 each, (v) 3,178,652 series D preferred shares of a nominal or par value of US$0.001 each, and (vi) 2,925,658 series E preferred shares of a nominal or par value of US$0.001 each. As of the date of this prospectus, there are 7,500,000 ordinary shares issued and outstanding.

We plan to adopt an amended and restated memorandum and articles of association, which will become effective and replace the current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

▪
Ordinary Shares

General.    Upon the completion of this offering, our authorized share capital will be US$               divided into               ordinary shares of a nominal or par value of US$0.001 each. All of our outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of shareholders. Under our post-offering memorandum and articles of association, we may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    In respect of all matters subject to a shareholders' vote, each ordinary share is entitled to one vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or shareholders who together hold not less than          % of the nominal value of the total issued voting shares of our company present in person or by proxy. Each holder of our ordinary shares is entitled to have one vote for each ordinary share registered in his or her name on our register of members.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than [two-thirds] of the votes attaching to the ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call or hold shareholders' annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders' general meetings may be convened by a majority of our board of directors or by our chairman. Advance notice of at least seven business days is required for the convening of our annual general shareholders' meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more shareholders who in aggregate hold shares representing at least               % of all votes attaching to all of our shares in issue and entitled to vote at the meeting, present in person or by proxy.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of shareholders holding in aggregate, at the date of such requisition, shares representing not less than               % of all votes attaching to all of our shares in issue and entitled to vote, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  ▪
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  ▪
  the instrument of transfer is in respect of only one class of ordinary shares;

  ▪
  the instrument of transfer is properly stamped, if required;

  ▪
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

  ▪
  a fee of such maximum sum as the [NASDAQ Global Market/NYSE] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within [three] months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the [NASDAQ Global Market/NYSE], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

Issuance of Additional Shares.    Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

  ▪
  the designation of the series;

  ▪
  the number of shares of the series;

  ▪
  the dividend rights, dividend rates, conversion rights, voting rights; and

  ▪
  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions.    Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

  ▪
  does not have to file an annual return of its shareholders with the Registrar of Companies;

  ▪
  is not required to open its register of members for inspection;

  ▪
  does not have to hold an annual general meeting;

  ▪
  may issue negotiable or bearer shares or shares with no par value;

  ▪
  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  ▪
  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  ▪
  may register as a limited duration company; and

  ▪
  may register as a segregated portfolio company.

"Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Register of Members.    Under Cayman Islands law, we must keep a register of members and there should be entered therein:

  ▪
  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

  ▪
  the date on which the name of any person was entered on the register as a member; and

  ▪
  the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, the register of members should be immediately updated to record and give effect to the issue of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.

▪
Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  ▪
  the statutory provisions as to the required majority vote have been met;

  ▪
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

  ▪
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  ▪
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits.    In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a minority shareholder may be permitted to commence a representative action against, or derivative actions in the name of, our company to challenge:

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  an act which is ultra vires the company or illegal and is therefore incapable of ratification by the shareholders,

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  an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, or

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  an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate shares representing not less than     % of all votes attaching to all of our shares in issue and entitled to vote to requisition a shareholder's meeting, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders' meeting, our post-offering amended and restated articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

In March 2012, 198,413 ordinary shares were transferred to IDG funds and the restriction on these shares was removed upon the share transfer. Approximately 5.4 million ordinary shares held by Siku Holding Limited and Kuzhifu Holding Limited were vested and released from the restrictions on March 4, 2013, 2014 and 2015, respectively. The remaining approximately 1.8 million ordinary shares held by Siku Holding Limited and Kuzhifu Holding Limited has been vested and released from the restrictions on March 4, 2016.

Preferred Shares and Promissory Notes

In July 2014, we issued and sold a total of 3,178,652 series D preferred shares, including 2,270,466 shares to CMC Galaxy Holdings Ltd, 548,752 shares to IDG-Accel China Growth Fund III, L.P., 38,903 shares to IDG-Accel China III Investors L.P., 172,555 shares to Ventech China II SICAR, 106,694 to Vangoo China Growth Fund II L.P. and 41,282 shares to Blue Lotus Investment SA, for an aggregate consideration of US$35 million, or at approximately US$11.01 per share.

In July 2015, we issued and sold a total of 2,925,658 series E preferred shares, including 1,063,875 shares to Pingan eCommerce Limited Partnership, 797,907 shares to Rhythm Way Limited, 531,938 shares to WJ Investment Group Limited, 248,362 shares to IDG-Accel China Growth Fund III L.P., 17,607 shares to IDG-Accel China III Investors L.P., 159,581 shares to Vangoo China Growth Fund II L.P. and 106,388 shares to CMC Galaxy Holdings Ltd, for an aggregate consideration of US$55 million, or at approximately US$18.80 per share.

Options

Between December 2014 and December 2016, we granted options to purchase an aggregate of 1,320,425 ordinary shares to certain officers and employees and a consultant pursuant to the 2014 Plan. As of December 31, 2016, options to purchase 733,756 ordinary shares were issued and outstanding under the 2014 Plan. For details of the 2014 Plan, see "Management — 2014 Employee Stock Incentive Plan."

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Shareholders Agreement

We entered into our amended and restated shareholders agreement in July 2015 with our shareholders, which consist of holders of ordinary shares, series A-1 preferred shares, series A-2 preferred shares, series B preferred shares, series C preferred shares, series D preferred shares and series E preferred shares.

Pursuant to this shareholders agreement, our board of directors may consist of up to 11 directors upon the completion of this offering. IDG funds, Ventech China II SICAR, Vangoo Capital Partners, CMC Galaxy Holdings Ltd and Ping An each is entitled to appoint and remove one director, and Mr. Richard Rixue Li, representing the ordinary shareholders, is entitled to appoint and remove the remaining six directors. Of the current members of our board of directors, Ms. Jeacy Jisheng Yan was appointed by IDG funds, Ms. Cindy Jia Guo was appointed by Ventech China II SICAR, Ms. Ping Xu was appointed by Vangoo Capital Partners, Mr. Xian Chen was appointed by CMC Galaxy Holdings Ltd and Mr. Le Yu was appointed by Ping An. These rights will automatically terminate upon the completion of this offering.

Under this shareholders agreement, holders of our preferred shares, subject to certain conditions, have a participation right with respect to any issuance of new shares by us, excluding the issuance of securities in connection with this offering or under any of our employee share option plans. In addition, holders of our preferred shares have (i) a right of first refusal with respect to transfer of our shares by certain of the other shareholders, and (ii) certain of our shareholders also have a tag-along right with respect to such share transfer. These rights will automatically terminate upon the completion of this offering.

Under our currently effective amended and restated memorandum and articles of association, holders of our preferred shares have the right to convert the preferred shares into ordinary shares, at their sole discretion according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and capitalization and certain other events. Holders of our preferred shares are entitled to a number of votes corresponding to the number of ordinary shares on an as-converted basis as a single class, except for certain specific matters which require preferred shareholders' consent. As of the date of this prospectus, each preferred share is convertible into one ordinary share. Upon the completion of this offering or the written approval of the holders of a majority of each series of preferred shares, and more than 75% of the holders of series C preferred shares, the preferred shares will be automatically converted into ordinary shares on a one-to-one basis.

Under our currently effective amended and restated memorandum and articles of association, holders of our preferred shares are entitled to dividends prior to holders of ordinary shares, liquidation preference and redemption rights. All these preferential rights will automatically terminate upon the completion of this offering.

Liquidation preference.    In the event of a liquidation or winding-up of our company. Holders of our series E preferred shares are entitled to receive 150% of their initial amount of investment plus all declared but unpaid dividends, prior to any distribution to holders of our series D preferred shares. Holders of our series D preferred shares are entitled to receive 150% of their initial amount of investment plus all declared but unpaid dividends, prior to any distribution to holders of our series C preferred shares. Holders of our series C preferred shares are entitled to receive 150% of their initial amount of investment plus all declared but unpaid dividends, prior to any distribution to holders of our series B preferred shares. Holders of our series B preferred shares are entitled to receive 150% of their initial amount of investment plus all declared but unpaid dividends, prior to any distribution to holders of our series A preferred shares. Holders of our series A preferred shares are entitled to receive 150% of their initial amount of investment plus all declared but unpaid dividends, prior to any distribution to holders of our ordinary shares. After the distribution to holders of preferred shares, the remaining assets will be distributed among the holders of preferred shares on an as-converted basis together with holders of ordinary shares.

Redemption rights.    Shareholders holding more than a certain threshold of our preferred shares have the right to obligate us to redeem all of the outstanding preferred shares then held by such holders, at any time after July 8, 2017. In April 2017, the majority of preferred shareholders with such redemption rights agreed to extend the start date of the redemption rights to May 2018. The redemption price for the preferred shares shall be (i) the higher of (a) the sum of the original issuance price, all declared but unpaid dividends, and an assumed 8% per annum return until the date of redemption, or (b) the fair market value of the applicable preferred shares as of the date of redemption, for holders of series A, B, and C preferred shares, and (ii) the higher of (a) the sum of the original issuance price, all declared but unpaid dividends, and an assumed 15% per annum return until the date of redemption, or (b) the fair market value of the applicable preferred shares as of the date of redemption, for holders of series D and E preferred shares.

Registration Rights

Pursuant to our current amended and restated shareholders agreement, we have granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or issuable pursuant to conversion of our preferred shares. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.    At any time after the earlier of (i) January 1, 2016 or (ii) six months following the effectiveness of the registration statement on Form F-1 for this offering, the holders of at least 50% of our outstanding registrable securities have the right to demand that we file a registration statement covering the registration of at least 20% of registrable securities of such holders, provided that the Company had not been obligated to effect any such registration if the Company has, within the six-month period preceding the date of such request, already effected a registration. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if our board of directors determines in good faith that filing of a registration will be materially detrimental to us and our shareholders. Further, if the registrable securities are offered by means of an underwriting and the underwriter advises us in writing that marketing factors require a limitation of the number of securities to be underwritten, a maximum of 75% of such registrable securities may be reduced as required by the underwriters and the number of the registrable securities will be allocated first to us, and second, among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, and third, to holders of other securities of our company, provided that in no event may any registrable securities be excluded from such underwriting unless all other securities are first excluded entirely. We are not obligated to effect more than three demand registrations for holders of our preferred shares.

Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration all or any part of their registrable securities. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriters may decide to exclude shares from the registration and the underwriting and to allocate the number of securities first to us and second to each of holders requesting for the inclusion of their registrable securities on a pro rata basis based on the total number of registrable securities held by each such holder and third, to holders of other securities of our company, provided that (i) in no event may any registrable securities be excluded from such offering unless all other securities are first excluded, and (ii) in no event may the amount of securities of selling holders of registrable securities be reduced below 25% of the aggregate number of registrable securities requested to be included in such offering.

Form F-3 Registration Rights.    Any holder of our outstanding registrable securities have the right to request that we effect a registration on Form F-3. We, however, are not obligated to effect such registration if, among other things, (i) Form F-3 is not available for such offering by the holders of registrable securities, (ii) the holders requesting inclusion of registrable securities propose to sell such registrable securities and such other securities (if any) at an aggregate price to the public of less than US$500,000, or (iii) we have effected two Form F-3 registrations within the 12-month period preceding the date of such request for Form F-3 registration. We have the right to defer filing of a Form F-3 registration statement for a period of not more than 60 days after the receipt of the request of relevant holders if our board of directors determines in good faith that filing of such registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other securities during such 60-day period.

Expenses of Registration.    We will bear all registration expenses, other than selling expenses, underwriting discounts and selling commissions and fees for special counsel of the holders participating in such registration incurred in connection with any demand, piggyback or F-3 registration. Each holder participating in a registration will bear such holder's proportionate share (based on the total number of shares sold in such registration other than for our account) of all selling expenses and other amounts payable to underwriters or brokers in connection with such offering by such holders.

Termination of Obligations.    We have no obligation to effect any demand, piggyback or Form F-3 registration upon the late of (i) third anniversary after the completion of this offering, or (ii) July 7, 2023.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

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American Depositary Receipts

                        , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in                    ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary's office is located at                             .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

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Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

Rights to Receive Additional Shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

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  sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

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  if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

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Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of                    , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities".

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

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  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

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  the payment of fees, taxes and similar charges; or

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  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

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Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

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  to receive any distribution on or in respect of shares,

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  to give instructions for the exercise of voting rights at a meeting of holders of shares,

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  to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

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  to receive any notice or to act in respect of other mattersall subject to the provisions of the deposit agreement.

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Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person or by proxy. Such voting instructions may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

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Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

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Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

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  a fee of US$               per ADR or ADRs for transfers of certificated or direct registration ADRs;

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  a fee of up to US$               per ADS for any cash distribution made pursuant to the deposit agreement;

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  a fee of up to US$               per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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  reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary's agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

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  stock transfer or other taxes and other governmental charges;

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  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

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  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

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  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

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Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any PRC Enterprise Income Tax owing if Circular 82 issued by the SAT or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes or reduced rate of withholding at source.

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Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

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  amend the form of ADR;

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  distribute additional or amended ADRs;

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  distribute cash, securities or other property it has received in connection with such actions;

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  sell any securities or property received and distribute the proceeds as cash; or

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  none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

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Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days' notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

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Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

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  payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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  the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

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  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

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  any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People's Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary's or our respective agents' control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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  it exercises or fails to exercise discretion under the deposit agreement or the ADR;

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  it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

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  it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

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  it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of [                    ]. The depositary and the custodian(s) may use third-party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary may own and deal in any class of our securities and in ADSs.

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Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

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Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

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Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (each such transaction a "pre-release"). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the "applicant") to whom ADSs are to be delivered (i) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (ii) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (iii) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares, and (iv) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five business days' notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

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Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

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  be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

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  appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

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Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People's Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

 SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have     ADSs outstanding, representing approximately       % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the          , but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

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Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, [not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed),] without the prior written consent of the representative of the underwriters.

Furthermore, [our directors, executive officers and all of our existing shareholders and option holders] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. [These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.] These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

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Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

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  1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, in the form of ADSs or otherwise, which will equal approximately     ordinary shares immediately after this offering; or

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  the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the [NASDAQ Global Market/NYSE], during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

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Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

 TAXATION

The following summary of the principal Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the U.S.

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Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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People's Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its "de facto management body" within the PRC is considered a resident enterprise. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as

Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Secoo Holding Limited is not a PRC resident enterprise for PRC tax purposes. Secoo Holding Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Secoo Holding Limited meets all of the conditions above. Secoo Holding Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours that have been deemed PRC "resident enterprises" by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body."

If the PRC tax authorities determine that Secoo Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Secoo Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Secoo Holding Limited is treated as a PRC resident enterprise.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures. Pursuant to the Non-resident Enterprises Measures, the entities which have the direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprise Measures provides that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file a tax declaration with the PRC tax authority in the jurisdiction of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise, or be subject to certain penalties and additions to interest for any tax due. On April 30, 2009, the MOF and the SAT jointly issued SAT Circular 59. On December 10, 2009, the SAT issued Circular 698. Both SAT Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Circular 698, except for the purchase and sale of equity interests through a public securities market, where there is an Indirect Transfer, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the Indirect Transfer is considered an abusive use of the holding company structure without reasonable commercial purpose.

On February 3, 2015, the SAT issued Public Notice 7 to supersede the existing tax rules in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to both Indirect Transfer as set forth under Circular 698 and transactions involving the transfer of real property in China and assets owned by an establishment or place, a PRC domestic tax concept which is analogous to the concept of permanent establishment under tax treaties, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also interprets the term "transfer of the equity interest in a foreign intermediate holding company" broadly. In addition, Public Notice 7 provides clearer criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. Pursuant to the Public Notice 7, both the foreign transferor and the transferee of the Indirect Transfer are required to make a self-assessment on whether the transaction should be subject to PRC tax and whether to file or withhold the PRC tax accordingly.

There is little guidance and practical experience as to the application of Circular 698 and Public Notice 7. Where non-resident investors were involved in our private equity financing, if such transactions are determined by the tax authorities as lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to establish that we should not be taxed under Circular 698 and Public Notice 7. The PRC tax authorities have the discretion under SAT

Circular 59, Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

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United States Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder that holds our ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations ("Regulations"), in each case as in effect and available on the date hereof. All of the foregoing are subject to change (possibly on a retroactive basis), or differing interpretations, which could affect the U.S. federal income tax considerations described herein. There can be no assurance that the Internal Revenue Service (the "IRS"), or a court will not take a contrary position with respect to any U.S. federal income tax considerations described below.

In addition, this discussion does not address the alternative minimum tax or Medicare net investment income tax, or any state, local or non-U.S. tax considerations (other than the discussion below relating to certain withholding rules and the U.S.-PRC income tax treaty (the "Treaty")). U.S. Holders should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States, or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the applicable Regulations.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) owns our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners should consult their own tax advisors regarding an investment in our ADSs or ordinary shares.

[The discussion below assumes that the representations contained in the deposit agreement are and will continue to be true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. For U.S. federal income tax purposes, a U.S. Holder of our ADSs will be treated as a beneficial owner of the underlying shares represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.]

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company's unbooked intangibles associated with active business activity are taken into account as non-passive assets.

In addition, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being beneficially owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements.

Based on our current income and assets and the expected value of our ADSs and outstanding ordinary shares, we do not believe that we were a PFIC for our previous taxable year and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2017 or in the foreseeable future. While we do not anticipate becoming a PFIC following the year of the offering, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering, which may fluctuate over time. Among other factors, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under "— Passive Foreign Investment Company Rules" will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC. The discussion below under "— Dividends" and "— Sale or Other Taxable Disposition of our ADSs or Ordinary Shares" assumes that we will not be classified as a PFIC for U.S. federal income tax purposes.

Dividends

Any cash distributions (including any amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be reported as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to "qualified dividend income" on dividends paid on our ADSs, provided that certain conditions are satisfied, including that (i) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the Treaty, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period requirements are met. Provided that the listing is approved on the [NASDAQ/NYSE], which is an established securities market in the United States, we anticipate that our ADSs should qualify as readily tradable, although there can be no assurances in this regard. Because we do not expect our ordinary shares will be listed on an established securities market, we do not expect that the dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for such reduced tax rates, unless we are deemed to be a PRC resident enterprise (as described above). We expect, however, to be eligible for the benefits of the Treaty. Assuming we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC taxes on dividends paid on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit on foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Taxable Disposition of our ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the sale or other taxable disposition and the U.S. Holder's adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC because we are deemed to be a PRC resident enterprise, and such gain is deemed to be United States-source gain, U.S. Holders may not be able to credit such tax against their U.S. federal income tax liability unless U.S. Holder has other income from foreign sources in the appropriate category for purposes of the foreign tax credit rules. However, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat such gain as PRC-source gain. U.S. Holders should consult their own tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder owns our ADSs or ordinary shares, and unless the U.S. Holder makes a "mark-to-market" election (as described below), the U.S. Holder will generally be subject to special tax rules that have a generally penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for our ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

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  the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

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  amounts allocated to the current taxable year and any taxable years in a U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC will be taxable as ordinary income; and

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  amounts allocated to each of the other taxable years will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries (including any variable interest entity) is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder may not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If a company that is a PFIC provides certain information to U.S. Holders, a U.S. Holder can then avoid certain adverse tax consequences described above by making a "qualified electing fund" election to be taxed currently on its proportionate share of the PFIC's ordinary income and net capital gains. However, because we do not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election, such election will not be available to U.S. Holders.

Alternatively, a U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter ("regularly traded"), on a qualified exchange (such as the [NASDAQ/NYSE]) or other market as defined in applicable Regulations. We believe that a U.S. Holder may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that the listing of our ADSs on the [NASDAQ/NYSE] is approved and that our ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, such holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, such holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder generally would continue to be subject to the general PFIC rules described above with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

A U.S. Holder that holds our ADSs or ordinary shares in any year in which we are classified as a PFIC may make a "deemed sale" election with respect to such ADSs or ordinary shares in a subsequent taxable year in which we are not classified as a PFIC. If a U.S. Holder makes a valid deemed sale election with respect to such ADSs or ordinary shares, such U.S. Holder will be treated as having sold all of its ADSs or ordinary shares for their fair market value on the last day of the last taxable year in which we were a PFIC and such ADSs or ordinary shares will no longer be treated as PFIC stock. A U.S. Holder will recognize gain (but not loss), which will be subject to tax as an 'excess distribution' received on the last day of the last taxable year in which we were a PFIC. A U.S. Holder's basis in the ADSs or ordinary shares would be increased to reflect gain recognized, and such U.S. Holder's holding period would begin on the day after we ceased to be a PFIC.

The deemed sale election is only relevant to U.S. Holders that hold our ADSs or ordinary shares during a taxable year in which we cease to be a PFIC.

U.S. Holders should consult their own tax advisors concerning each U.S. federal income tax consequences of purchasing, owning, and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making either a deemed sale or a mark-to-market election, and the unavailability of the qualified electing fund election.

Backup Withholding and Information Reporting

Proceeds from the sale, exchange or other disposition of, or a distribution on, our ADSs or ordinary shares may be subject to information reporting to the IRS and possible backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

Certain U.S. Holders who are individuals are required to report information relating to an interest in "specified foreign financial assets," including shares issued by a non-U.S. corporation for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a U.S. financial institution). Penalties may me imposed for a failure to disclose such information.

If a U.S. Holder holds our ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, such U.S. Holder will be required to file IRS Form 8621 and such other forms as may be required by the U.S. Treasury Department.

U.S. Holders should consult their own tax advisors regarding the application of the backup withholding and information reporting rules and any other reporting requirements.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR ADSs OR ORDINARY SHARES.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                                                            , 2017, among us[, the selling shareholders] and Jefferies LLC, as the representative of the underwriters named below and the sole book-running manager of this offering, we [and the selling shareholders] have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us [and the selling shareholders], the respective number of ADSs shown opposite its name below:

Underwriter	Number of ADSs
Jefferies LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ADSs if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We [and the selling shareholders] have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ADSs as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ADSs, that you will be able to sell any of the ADSs held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us [and the selling shareholders] and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. [In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.]

Commission and Expenses

The underwriters have advised us that they propose to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of US$                             per ADS. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of US$                             per ADS to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we [and the selling shareholders] are to pay the underwriters and the proceeds, before expenses, to us [and the selling shareholders] in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$
[Underwriting discounts and commissions paid by the selling shareholders]	US$	US$	US$	US$
[Proceeds to the selling shareholders, before expenses]	US$	US$	US$	US$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately US$                             . [We estimate expenses payable by the selling shareholders in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately US$                             .]

Determination of Offering Price

Prior to this offering, there has not been a public market for our ADSs. Consequently, the initial public offering price for our ADSs will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to the offering or that an active trading market for the ADSs will develop and continue after the offering.

Listing

We have applied to have the ADSs listed on the [NASDAQ Global Market/NYSE] under the trading symbol "                             ."

Stamp Taxes

If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional ADSs

We [and the selling shareholder] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                             ADSs from us [and                             ADSs from the selling shareholders] at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional ADSs proportionate to that underwriter's initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more ADSs than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, [our directors, executive officers, and all of our existing shareholders and option holders] have agreed, subject to specified exceptions, not to directly or indirectly:

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  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

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  otherwise dispose of any ordinary shares of common stock or ADSs, options or warrants to acquire ordinary shares or ADSs, or securities exchangeable or exercisable for or convertible into ordinary shares or ADSs currently or hereafter owned either of record or beneficially, or

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  publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the ADSs and including the 180th day after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of ADSs or ordinary shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ADSs at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either "covered" short sales or "naked" short sales.

"Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of our ADSs in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing the ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs.

"Naked" short sales are sales in excess of the option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ADSs. A syndicate covering transaction is the bid for or the purchase of ADSs on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ADSs originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of we, [the selling shareholders] or any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of ADSs. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

[Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to                             ADSs for employees, directors and other persons associated with us who have expressed an interest in purchasing ADSs in the offering. The number of ADSs available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed ADSs in the program. Any directed ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs. Except for certain participants who have entered into lock-up agreements as contemplated above, each person buying ADSs through the directed share program has agreed that, for a period of 180 days from and including the date of this prospectus, he or she will not, without the prior written consent of Jefferies LLC, dispose of or hedge any ordinary shares or ADSs, or securities exchangeable or exercisable for or convertible into ordinary shares or ADSs with respect to ADSs purchased in the program. For those participants who have entered into lock-up agreements as contemplated above, the lock-up agreements contemplated therein shall govern with respect to their purchases of ADSs in the program. Jefferies LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.]

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ADSs offered hereby. Any such short positions could adversely affect future trading prices of the ADSs offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

Australia

This prospectus is not a disclosure document for the purpose of Australia's Corporation Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

(a)
you confirm and warrant that you are either:

(i)
a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

(ii)
a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)
a person associated with the company under section 708(12) of the Corporations Act; or

(iv)
a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act;

  to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b)
you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or each referred as a "Relevant Member State", an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)
to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

(b)
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

(c)
in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer common shares to the public" in relation to the common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe to the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The offering have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289 of Singapore), or the SFA, pursuant to

Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  ▪
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  ▪
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

  ▪
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  ▪
  where no consideration is or will be given for the transfer;

  ▪
  where the transfer is by operation of law;

  ▪
  as specified in Section 276(7) of the SFA; or

  ▪
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a "relevant person").

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discount, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the [NASDAQ Global Market/NYSE] market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Fee
[NASDAQ Global Market/NYSE] Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

 LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Clifford Chance with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriter by Zhong Lun Law Firm. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Clifford Chance may rely upon Zhong Lun Law Firm with respect to matters governed by PRC law.

 EXPERTS

The consolidated financial statements of Secoo Holding Limited as of December 31, 2015 and 2016, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The office of KPMG Huazhen LLP is located at 8th Floor, KPMG Tower, Oriental Plaza, 1 East Chang An Avenue, Beijing, the People's Republic of China.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC's website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

SECOO HOLDING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Secoo Holding Limited:

We have audited the accompanying consolidated balance sheets of Secoo Holding Limited and subsidiaries as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive loss, changes in deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Secoo Holding Limited and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Huazhen LLP
Beijing, China
May 2, 2017

SECOO HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share data)

	As of December 31,
	2015	2016
	RMB	RMB	US$
			Unaudited (Note 2(e))
Assets
Current assets
Cash and cash equivalents	284,622	55,555	8,071
Restricted cash	284	155,792	22,634
Accounts receivable	7,518	20,992	3,050
Inventories, net	464,488	752,103	109,266
Advances to suppliers	13,219	4,108	597
Prepayments and other current assets	17,530	19,887	2,889

Total current assets	787,661	1,008,437	146,507

Non-current assets
Property and equipment, net	36,011	35,196	5,113
Restricted cash	155,300	—	—
Other non-current assets	4,166	2,183	317

Total non-current assets	195,477	37,379	5,430

Total assets	983,138	1,045,816	151,937

LIABILITIES
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of consolidated VIEs without recourse to the Company of RMB150,000 and RMB200,000 as of December 31, 2015 and 2016, respectively. Note 1)	175,974	200,000	29,056
Accounts payable (including accounts payable of consolidated VIEs without recourse to the Company of RMB279,322 and RMB254,537 as of December 31, 2015 and 2016, respectively. Note 1)	289,061	274,629	39,898
Amount due to Founder (including amount due to Founder of consolidated VIEs without recourse to the Company of RMB2,639 and RMB2,319 as of December 31, 2015 and 2016, respectively. Note 1)	2,639	2,319	337
Advances from customers (including advances from customers of consolidated VIEs without recourse to the Company of RMB35,780 and RMB40,891 as of December 31, 2015 and 2016, respectively. Note 1)	38,666	42,013	6,104
Accrued expenses and other current liabilities (including accrued expenses and other liabilities of consolidated VIEs without recourse to the Company of RMB143,308 and RMB194,266 as of December 31, 2015 and 2016, respectively. Note 1)	156,273	214,966	31,231
Deferred revenue (including deferred revenue of consolidated VIEs without recourse to the Company of RMB2,853 and RMB5,254 as of December 31, 2015 and 2016, respectively. Note 1)	2,853	5,508	799

Total current liabilities	665,466	739,435	107,425

Total liabilities	665,466	739,435	107,425

Commitments and contingencies (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share data)

	As of December 31,
	2015	2016
	RMB	RMB	US$
			Unaudited (Note 2(e))
Mezzanine Equity
Series A-1 Redeemable Convertible Preferred Shares (US$0.001 par value, 1,250,000 shares authorized, issued and outstanding as of December 31, 2015 and 2016, Redemption value of RMB110,222 and RMB180,216 as of December 31, 2015 and 2016; Liquidation value of RMB78,339 and RMB125,060 as of December 31, 2015 and 2016)	52,517	134,719	19,572
Series A-2 Redeemable Convertible Preferred Shares (US$0.001 par value, 1,428,572 shares authorized, issued and outstanding as of December 31, 2015 and 2016, Redemption value of RMB125,969 and RMB205,966 as of December 31, 2015 and 2016; Liquidation value of RMB89,534 and RMB142,923 as of December 31, 2015 and 2016)	57,904	152,097	22,097
Series B Redeemable Convertible Preferred Shares (US$0.001 par value, 2,380,952 shares authorized, issued and outstanding as of December 31, 2015 and 2016, Redemption value of RMB220,945 and RMB343,409 as of December 31, 2015 and 2016; Liquidation value of RMB214,815 and RMB323,077 as of December 31, 2015 and 2016)	155,106	293,455	42,634
Series C Redeemable Convertible Preferred Shares (US$0.001 par value, 1,571,973 shares authorized, issued and outstanding as of December 31, 2015 and 2016, Redemption value of RMB160,106 and RMB227,596 as of December 31, 2015 and 2016; Liquidation value of RMB184,392 and RMB263,065 as of December 31, 2015 and 2016)	118,535	197,987	28,764
Series D Redeemable Convertible Preferred Shares (US$0.001 par value, 3,178,652 shares authorized, issued and outstanding as of December 31, 2015 and 2016, Redemption value of RMB413,720 and RMB495,579 as of December 31, 2015 and 2016; Liquidation value of RMB496,540 and RMB655,720 as of December 31, 2015 and 2016)	306,098	438,683	63,732
Series E Redeemable Convertible Preferred Shares (US$0.001 par value, 2,925,658 shares authorized, issued and outstanding as of December 31, 2015 and 2016, Redemption value of RMB524,839 and RMB598,531 as of December 31, 2015 and 2016; Liquidation value of RMB693,237 and RMB839,363 as of December 31, 2015 and 2016)	389,779	532,511	77,364
Redeemable non-controlling interest	—	5,082	738

Total mezzanine equity	1,079,939	1,754,534	254,901

Deficit:
Ordinary shares (US$0.001 par value, 37,264,193 shares authorized as of December 31, 2015 and 2016; 7,500,000 shares issued and outstanding as of December 31, 2015 and 2016)	47	47	7
Accumulated losses	(735,295)	(1,363,165)	(198,042)
Additional paid-in capital	—	—	—
Accumulated other comprehensive loss	(27,019)	(87,072)	(12,650)

Total deficit attributable to ordinary shareholders	(762,267)	(1,450,190)	(210,685)

Non-redeemable non-controlling interest	—	2,037	296

Total deficit	(762,267)	(1,448,153)	(210,389)

Total liabilities, mezzanine equity and deficit	983,138	1,045,816	151,937

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(All amounts in thousands, except for share data)

	For the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
			Unaudited (Note 2(e))
Net revenues:
Merchandise sales	1,724,739	2,566,872	372,918
Marketplace and other services	18,389	26,950	3,915

Total net revenues	1,743,128	2,593,822	376,833
Cost of revenues	(1,526,047)	(2,193,676)	(318,700)

Gross profit	217,081	400,146	58,133

Operating expenses:
Fulfillment expenses	(66,546)	(82,047)	(11,920)
Marketing expenses	(243,558)	(218,759)	(31,782)
Technology and content development expenses	(40,904)	(54,262)	(7,883)
General and administrative expenses	(77,861)	(74,310)	(10,796)

Total operating expenses	(428,869)	(429,378)	(62,381)

Loss from operations	(211,788)	(29,232)	(4,248)

Other expenses:
Interest expense, net	(2,790)	(3,923)	(570)
Foreign currency exchange losses	(7,425)	(11,418)	(1,659)

Loss before income tax	(222,003)	(44,573)	(6,477)
Income tax expense	—	—	—

Net loss	(222,003)	(44,573)	(6,477)

Loss attributable to redeemable non-controlling interest	—	(82)	(12)
Loss attributable to non-redeemable non-controlling interest	—	(38)	(6)

Net loss attributable to Secoo Holding Limited	(222,003)	(44,453)	(6,459)

Accretion to redeemable non-controlling interest redemption value	—	(164)	(24)
Accretion to preferred share redemption value	(213,690)	(595,742)	(86,550)

Net loss attributable to ordinary shareholders of Secoo Holding Limited	(435,693)	(640,359)	(93,033)

Net loss	(222,003)	(44,573)	(6,477)
Other comprehensive loss
Foreign currency translation adjustment, net of nil income taxes	(29,345)	(60,138)	(8,737)

Total other comprehensive loss, net of income taxes	(29,345)	(60,138)	(8,737)

Comprehensive loss	(251,348)	(104,711)	(15,214)

Comprehensive loss attributable to redeemable non-controlling interest		(82)	(12)
Comprehensive loss attributable to non-redeemable non-controlling interest	—	(123)	(18)

Comprehensive loss attributable to ordinary shareholders of Secoo Holding Limited	(251,348)	(104,506)	(15,184)

Net loss per share
—Basic and diluted	(81.22)	(89.06)	(12.94)

Weighted average number of shares outstanding used in computing net loss per share
—Basic and diluted	5,364,536	7,189,933	7,189,933

SECOO HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT
(All amounts in thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated losses	Accumulated other comprehensive income(loss)	Total shareholder's deficit	Non- redeemable non- controlling interest	Total deficit
	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015	7,500,000	47	—	(300,980)	2,326	(298,607)	—	(298,607)
Net loss for the year			—	(222,003)	—	(222,003)	—	(222,003)
Share-based compensation resulting from vesting of Founders' restricted shares			1,378	—	—	1,378	—	1,378
Redeemable Convertible Preferred Shares redemption value accretion			(1,378)	(212,312)	—	(213,690)	—	(213,690)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	(29,345)	(29,345)	—	(29,345)

Balance as of December 31, 2015	7,500,000	47	—	(735,295)	(27,019)	(762,267)	—	(762,267)

Net loss for the year			—	(44,453)	—	(44,453)	(38)	(44,491)
Capital contributed by non-redeemable non-controlling interest			12,240	—	—	12,240	2,160	14,400
Share-based compensation resulting from vesting of Founders' restricted shares			249	—	—	249	—	249
Redeemable non-controlling interest redemption value accretion			—	(164)	—	(164)	—	(164)
Redeemable Convertible Preferred Shares redemption value accretion			(12,489)	(583,253)	—	(595,742)	—	(595,742)
Foreign currency translation adjustments, net of nil tax			—	—	(60,053)	(60,053)	(85)	(60,138)

Balance as of December 31, 2016	7,500,000	47	—	(1,363,165)	(87,072)	(1,450,190)	2,037	(1,448,153)

US$ Unaudited (Note 2(e))	7,500,000	7	—	(198,042)	(12,650)	(210,685)	296	(210,389)

SECOO HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2015	2016
	RMB	RMB	US$
			Unaudited (Note 2(e))
Cash flows from operating activities:
Net loss	(222,003)	(44,573)	(6,477)
Adjustments to reconcile net loss to net cash used in operating activities
Share-based compensation	1,378	249	36
Inventory write-down	1,753	3,584	521
Depreciation expenses	11,068	13,388	1,945
Loss on disposal of property and equipment	2,510	1,204	175
Foreign currency exchange loss	10,374	11,330	1,646
Changes in operating assets and liabilities:
Accounts receivable	2,259	(13,474)	(1,958)
Inventories	(180,657)	(277,139)	(40,263)
Advance to suppliers	7,060	11,039	1,604
Amount due from Founders	3,421	—	—
Prepayments and other assets	3,206	(7,409)	(1,076)
Accounts payable	199,663	(15,857)	(2,304)
Advance from customers	(13,706)	3,421	497
Accrued expenses and other current liabilities	49,749	60,914	8,850
Deferred revenue	(2,834)	2,655	386

Net cash used in operating activities	(126,759)	(250,668)	(36,418)

Cash flows from investing activities:
Purchase of property and equipment	(15,386)	(11,666)	(1,695)

Net cash used in investing activities	(15,386)	(11,666)	(1,695)

Cash flows from financing activities:
Issuance of Series E Redeemable Convertible Preferred Shares, net of cash issuance costs paid of RMB4,130	338,750	—	—
Capital contribution from non-redeemable non-controlling interest	—	14,400	2,092
Capital contribution from redeemable non-controlling interest	—	5,000	726
Restricted cash served as collateral for short-term loan	(62,184)	—	—
Borrowing from Founder	18,000	—	—
Repayment to Founder	(15,361)	(321)	(47)
Proceeds from short-term bank loans	175,974	50,000	7,264
Repayment of short-term bank loans	(90,000)	(25,974)	(3,774)
Cash received from other borrowings	—	5,285	768
Repayment for other borrowings	—	(4,121)	(599)

Net cash provided by financing activities	365,179	44,269	6,430

Net increase (decrease) in cash and cash equivalents	223,034	(218,065)	(31,683)

Cash and cash equivalents at the beginning of the year	71,783	284,622	41,350
Effect of exchange rate changes on cash and cash equivalents	(10,195)	(11,002)	(1,596)

Cash and cash equivalents at the end of the year	284,622	55,555	8,071

Supplemental information
Interest paid	2,284	3,136	456
Income tax paid	—	—	—
Accrual for purchase of property and equipment	—	2,121	308

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and principal activities

Secoo Holding Limited ("Secoo" or the "Company") was incorporated in the Cayman Islands on January 4, 2011. Secoo, through its consolidated subsidiaries, variable interest entities and variable interest entities' subsidiaries (collectively referred to as the "Group") is primarily engaged in the sale of upscale brand products including handbags, watches, jewelry and other premium lifestyle products through its own internet platforms and offline experience centers. Secoo also offers its website as a marketplace to third party merchants to facilitate their sales of upscale products and services. The Group's principal operations and geographic markets are mainly in the People's Republic of China ("PRC").

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, variable interest entities and variable interest entities' subsidiaries.

Variable interest entities

The Group operates its website in the PRC through Beijing Secoo Trading Ltd. ("Beijing Secoo"), a limited liability company established under the laws of the PRC on April 30, 2009, and Beijing Wo Mai Wo Pai Auction Co., Ltd ("Beijing Auction"), a limited liability company established under the laws of the PRC on September 15, 2014. Beijing Secoo holds the necessary PRC operating licenses for the online business, and Beijing Auction holds the necessary PRC operating license for the auction business. The equity interests of Beijing Secoo and Beijing Auction (collectively referred to as the "VIEs") are legally held by individuals who act as nominee equity holders of the VIEs on behalf of Kutianxia (Beijing) Information Technology Ltd. ("Kutianxia"). Beijing Secoo entered into a series of contractual agreements with Kutianxia and its legal shareholders, including Powers of Attorney, an Exclusive Business Cooperation Agreement, Equity Pledge Agreements, Exclusive Option to Purchase Agreements, and an Exclusive Option to Purchase Intellectual Properties Agreement (collectively, the "Beijing Secoo VIE Agreements"). Beijing Auction entered into a series of contractual agreements with Kutianxia and its legal shareholders, including Powers of Attorney, an Exclusive Business Cooperation Agreement, Equity Pledge Agreements, Exclusive Option to Purchase Agreements and Loan Agreements (collectively, the "Bejing Auction VIE Agreements", and together with the Beijing Secoo VIE Agreements, the "VIE Agreements").

Pursuant to the VIE Agreements, the Group, through Kutianxia, is able to exercise effective control over, bears the risks of, enjoys substantially all of the economic benefits of VIEs, and has an exclusive option to purchase all or part of the equity interests in VIEs when and to the extent permitted by PRC law at the minimum price possible. The Company's management concluded that Beijing Secoo and Beijing Auction are variable interest entities of the Group and Kutianxia is the primary beneficiary of Beijing Secoo and Beijing Auction. As such, the financial statements of the VIEs are included in the consolidated financial statements of the Company.

The principal terms of the agreements entered into among the VIEs, their nominee equity holders and Kutianxia, the primary beneficiary, are further described below.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

1. Organization and principal activities (Continued)

▪
Powers of Attorney

Kutianxia and each of the shareholders of Beijing Secoo entered into a Powers of Attorney. Pursuant to the Powers of Attorney, the shareholders of Beijing Secoo irrevocably appointed Kutianxia as their attorney-in-fact to exercise all shareholder rights, including, but not limited to, participation in the shareholders' meeting, appointing or removing directors, executive officers and senior management, disposing of all or part of the shareholder's equity interests in Beijing Secoo, casting shareholder's vote on matters requiring shareholders' approval and doing all other acts in the capacity of shareholder as permitted by Beijing Secoo's Memorandum and Articles of Association. In addition, Kutianxia has a right to assign its rights and benefits under the Powers of Attorney to any other parties without an advance notice to the shareholders of Beijing Secoo. The Powers of Attorney shall continue in force and be irrevocable as long as the shareholders of Beijing Secoo remain as the registered legal shareholders of Beijing Secoo.

The Powers of Attorney between Kutianxia and the shareholders of Beijing Auction contains the same terms as those described above. The Powers of Attorney will be in effect for as long as the shareholders of Beijing Auction hold any equity interests in Beijing Auction.

▪
Exclusive Business Cooperation Agreement

Kutianxia and Beijing Secoo entered into an Exclusive Business Cooperation Agreement, whereby Kutianxia is appointed as the exclusive service provider for the provision of business support, technology and consulting services to Beijing Secoo. Unless a written consent is given by Kutianxia, Beijing Secoo is not allowed to engage a third party to provide such services, while Kutianxia is able to designate another party to render such services to Beijing Secoo. Beijing Secoo shall pay Kutianxia on a quarterly basis a service fee, which shall be an amount that is determined by Kutianxia based on the amount of services provided, and the market value for those services, and Kutianxia has the sole discretion to adjust the basis of calculation of the service fee amount according to service provided to Beijing Secoo. Kutianxia owns the exclusive intellectual property rights, whether created by Kutianxia or Beijing Secoo, as a result of the performance of the Exclusive Business Cooperation Agreement. The Exclusive Business Cooperation Agreement has an initial term of ten years and can be indefinitely extended at the sole discretion of Kutianxia. Beijing Secoo is not permitted to terminate the agreement except if Kutianxia commits gross negligence or fraud.

The Exclusive Business Cooperation Agreement between Kutianxia and Beijing Auction contains the same terms as those described above, except that Beijing Auction shall pay Kutianxia a monthly service fee determined at the sole discretion of Kutianxia on the basis of the scope and complexity of the work, the experience of staff personnel and their time spent and the market price of such work. The Exclusive Business Cooperation Agreement will be in effect for an unlimited term, unless terminated in writing by Kutianxia, or the Exclusive Business Cooperation Agreement shall be terminated as of the expiration date of the business term of either Kutianxia or Beijing Auction if the renewal of the business term of the respective companies is not approved by the relevant government authorities. Beijing Auction is not permitted to terminate the Exclusive Business Cooperation Agreement.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

1. Organization and principal activities (Continued)

▪
Equity Pledge Agreement

An Equity Pledge Agreement was entered into by and among Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo. To guarantee payment from Beijing Secoo for services rendered pursuant to the Exclusive Business Cooperation Agreement, the shareholders of Beijing Secoo pledged their respective shares in Beijing Secoo under the Equity Pledge Agreement to Kutianxia as collateral for Beijing Secoo's service fee payment. In the event Beijing Secoo fails to pay Kutianxia its service fee, Kutianxia will have the right to sell the pledged shares and apply the proceeds received to pay any outstanding service fees due by Beijing Secoo to Kutianxia. The shareholders of Beijing Secoo agree that, during the term of the Equity Pledge Agreement, they will not dispose of the pledged shares or create or allow any encumbrance on the pledged shares, and they also agree that Kutianxia's rights relating to the equity pledges shall not be prejudiced by any legal actions of the shareholders of Beijing Secoo, their successors or their designees. The equity pledges have been registered with the relevant registration authority and became effective and enforceable since registration. During the term of the Equity Pledge Agreement, Kutianxia is entitled to receive dividends attributable to the pledged Beijing Secoo shares. The Equity Pledge Agreement has a term of ten years which shall be automatically extended corresponding to the extension of the Exclusive Business Cooperation Agreement. The Equity Pledge Agreement shall be terminated as and when the Exclusive Business Cooperation Agreement terminates.

Pursuant to the Equity Pledge Agreement entered into among Kutianxia, Beijing Auction, and the nominee shareholders, the shareholders of Beijing Auction pledge all of their equity interests in Beijing Auction to guarantee their and Beijng Auction's performance of their obligations under the contractual arrangements including, but not limited to, the Exclusive Business Cooperation Agreement, Exclusive Option to Purchase Agreement, Loan Agreement and Powers of Attorney. If Beijing Auction or its shareholders breach their contractual obligations under these agreements, Kutianxia, as pledgee, will have the right to dispose of the pledged equity interests of Beijing Auction. The shareholders of Beijng Auction agree that, during the term of the Equity Pledge Agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Kutianxia, and they also agree that Kutianxia's rights relating to the pledged equity interests shall not be prejudiced by the legal actions of the shareholders, their successors or their designees. The shareholders of Beijing Auction shall subscribe for additional equity in Beijing Auction only upon the written consent of Kutianxia and the additional equity shall thereon deemed to be pledged equity interests subject to the terms of the Equity Pledge Agreement. During the term of the Equity Pledge Agreement, Kutianxia has the right to receive all of the dividends and profits distributed on the pledged equity interests.

In the event of liquidation of Beijing Auction, any distribution from the liquidation proceeds of Beijing Auction received by the shareholders of Beijing Auction shall be deposited into an account designated by Kutianxia and subject to the supervision of Kutianxia or the funds in the account shall be unconditionally transferred to Kutianxia to the extent permitted by PRC law. The Equity Pledge Agreement became effective and enforceable on the date when the pledge of equity interests were registered with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law and remain effective until Beijing Auction and its shareholders discharge all their obligations under the Equity Pledge Agreement. Kutianxia has a right to terminate the Agreement if Beijing Auction or its shareholders have any material breach of the terms of the Agreement, and may assign its rights and

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

1. Organization and principal activities (Continued)

  obligations under the Beijing Auction Agreements to any designated parties. Beijing Auction, and its shareholders shall not have any right to terminate the Agreement.

▪
Exclusive Option to Purchase Agreement

Each of the shareholders of Beijing Secoo entered into an Exclusive Option to Purchase Agreement with Kutianxia and Beijing Secoo, pursuant to which the shareholders of Beijing Secoo granted Kutianxia or its designated person an irrevocable and exclusive option to purchase, at its discretion and to the extent permitted under the PRC law, all or part of the shareholders' equity interests in Beijing Secoo at the minimum price that the PRC law permits at the time unless a valuation of the shares is required by the PRC law. Beijing Secoo and its shareholders agree that without the prior written consent of Kutianxia, they will not undertake any acts which may adversely affect the interests and rights of Kutianxia in Beijing Secoo. The shareholders of Beijing Secoo commit that without the prior written consent of Kutianxia, they will not sell, pledge or dispose of their equity interests in Beijing Secoo to any other parties. Beijing Secoo commits that without the prior written consent of Kutianxia, it will not increase or decrease its registered capital, amend its Articles of Association, sell, pledge, dispose of or permit a lien to be created on its assets, commit to any debts or liabilities not arising in the ordinary course of business, grant any loans or credit to any person, enter into any material contracts not in the ordinary course of business, enter into any investments, business acquisitions or combinations, dissolving Beijing Secoo, or distribute dividends to the shareholders. Beijing Secoo and its shareholders shall appoint those individuals recommended by Kutianxia as directors of the company. Beijing Secoo shall provide operating and financial information to Kutianxia at the request of Kutianxia and ensure the continuance of the business. The Exclusive Option to Purchase Agreement has an initial term of ten years and can be extended indefinitely at the discretion of Kutianxia.

The Exclusive Option to Purchase Agreement entered into among Kutianxia, Beijing Auction and its nominee shareholders contains the same terms as those described above, except that the purchase price for the equity interests shall equal the amount that the shareholders contributed to Beijing Auction as its registered capital or a pro-rata amount if only portion of the equity interests is purchased, or the minimum price permitted by applicable PRC law, whichever is higher. The Exclusive Option to Purchase Agreement will remain effective until all equity interests in Beijing Auction held by its shareholders are transferred or assigned to Kutianxia or its designees. The shareholders of Beijing Auction shall not have any right to terminate the Exclusive Option to Purchase Agreement.

▪
Exclusive Option to Purchase Intellectual Properties Agreement

Kutianxia and Beijing Secoo entered into an Exclusive Option to Purchase Intellectual Properties Agreement, pursuant to which Beijing Secoo granted to Kutianxia or its designees an exclusive and irrevocable right to purchase, to the extent permitted by the PRC law, a list of specified intellectual properties at any time Kutianxia would desire. The intellectual properties comprise domain names, copyright of the design or content of the websites, trademarks owned by Beijing Secoo and all intellectual properties purchased or developed by Beijing Secoo during the term of the Exclusive Option to Purchase Intellectual Properties Agreement, including but not limited to trademarks, trademark applications, patents, patent applications, software copyright, domain names, websites and technology knowhow. The

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

1. Organization and principal activities (Continued)

  Exclusive Option to Purchase Intellectual Properties Agreement has a term of ten years and is renewable at the option of Kutianxia for another ten years.

▪
Loan Agreements

Loan Agreements were entered into between Kutianxia and each of the shareholders of Beijing Auction. Under these Loan Agreements, Kutianxia made interest-free loans in an aggregate amount of RMB1 million to the shareholders of Beijing Auction exclusively for the purpose of the initial capitalization and the subsequent financial needs of Beijing Auction. The loans shall be repaid in full if the shareholders of Beijing Auction cease to be employees of Kutianxia, Beijing Auction or their affiliates; and can only be repaid with the proceeds derived from the sale of all of the equity interests in Beijing Auction to Kutianxia or its designated representatives pursuant to the Exclusive Option to Purchase Agreements. The term of the loans is ten years from the date of the Loan Agreements and may be extended upon mutual written consent of Kutianxia and the shareholders of Beijing Auction.

The revenue producing assets that are held by the VIEs primarily comprise of network equipment, purchased software and the website. Substantially all of such assets are recognized in the Company's consolidated financial statements, except for certain internally developed software, which were not recorded on the Company's consolidated balance sheets as they do not meet all the capitalization criteria. The VIEs also have assembled work force for sales, marketing and operations.

Risks in relation to the VIE structure

In the opinion of the Company's management, the contractual arrangements have resulted in Kutianxia having the power to direct activities that most significantly impact the VIEs and the VIEs' subsidiaries, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs and the VIEs' subsidiaries at its discretion. Kutianxia considers that it has the right to receive all the benefits and assets of the VIEs and the VIEs' subsidiaries. As the VIEs and the VIEs' subsidiaries were established as limited liability companies under the PRC law, their creditors do not have recourse to the general credit of Kutianxia for the liabilities of the VIEs and VIEs' subsidiaries, and Kutianxia does not have the obligation to assume the liabilities of the VIEs and VIEs' subsidiaries.

The Group has determined that the VIE agreements are in compliance with PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group's ability to enforce the VIE Agreements; and if the shareholders of the VIEs were to reduce their interest in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Group's ability to control the VIEs and the VIEs' subsidiaries also depends on the rights provided to Kutianxia under the Powers of Attorney to vote on all matters requiring shareholders' approval in the respective VIEs. As noted above, the Group believes these Powers of Attorney are legally enforceable but yet they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements between Kutianxia, the VIEs and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

  ▪
  revoke the Group's business and operating licenses;

  ▪
  require the Group to discontinue or restrict its operations;

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

1. Organization and principal activities (Continued)

  ▪
  restrict the Group's right to collect revenues;

  ▪
  block the Group's websites;

  ▪
  require the Group to restructure the operations, re-apply for the necessary licenses or relocate its businesses, staff and assets;

  ▪
  impose additional conditions or requirements with which the Group may not be able to comply; or

  ▪
  take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

The imposition of any of the above restrictions or actions may result in a material and adverse effect on the Group's ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Group to lose the right to direct the activities of the VIEs and the VIEs' subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs and the VIEs' subsidiaries. The Group believes the likelihood to lose the Group's current ownership structure or the contractual arrangements with the VIEs and the VIEs' subsidiaries is remote based on the current facts and circumstances.

There is no VIE in which the Group has a variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Group to provide additional financial support to the VIEs.

The following consolidated assets and liabilities information of the Group's VIEs and VIEs' subsidiaries as of December 31, 2015 and 2016, and consolidated operating results and cash flows information for the years

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

1. Organization and principal activities (Continued)

ended December 31, 2015 and 2016, have been included in the accompanying consolidated financial statements:

	As of December 31,
	2015	2016
	RMB	RMB
Cash and cash equivalents	96,042	46,398
Restricted cash	—	200
Accounts receivable	7,262	20,462
Inventories, net	446,523	735,223
Advances to suppliers	3,564	2,050
Prepayments and other current assets	15,340	16,352

Total current assets	568,731	820,685

Property and equipment, net	30,489	24,940
Other non-current assets	1,510	1,320

Total assets	600,730	846,945

Short-term bank borrowings	150,000	200,000
Accounts payable	279,322	254,537
Amount due to related parties*	258,752	426,762
Amount due to Founder	2,639	2,319
Advances from customers	35,780	40,891
Accrued expenses and other current liabilities	143,308	194,266
Deferred revenue	2,853	5,254

Total current liabilities	872,654	1,124,029

Total liabilities	872,654	1,124,029

*
Amounts due to related parties represent the amounts due to Secoo Holding Limited and its subsidiaries, which are eliminated upon consolidation.

	For the Year Ended December 31,
	2015	2016
	RMB	RMB
Total net revenues	1,589,400	2,378,837
Net loss	(160,836)	(10,160)
Net cash provided by (used in) operating activities	2,772	(98,799)
Net cash used in investing activities	(9,754)	(5,845)
Net cash provided by financing activities	58,790	55,000
Net increase (decrease) in cash and cash equivalents	51,808	(49,644)
Cash and cash equivalents at the beginning of the year	44,234	96,042
Cash and cash equivalents at the end of the year	96,042	46,398

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

2. Summary of Significant Accounting Policies

(a)   Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group's ability to operate profitably, to generate cash flows from operations, and its ability to attract investors and to borrow funds on reasonable economic terms.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. In addition, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. Therefore, the Group's consolidated financial statements have been prepared on a going concern basis.

(b)   Principles of Consolidation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs for which the Company or its subsidiary is the primary beneficiary and the VIEs' subsidiaries.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, exercises effective control over the activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All intercompany transactions and balances among the Company, its subsidiaries, the VIEs and the VIEs' subsidiaries have been eliminated upon consolidation.

(c)   Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, sales returns, customer incentives, inventory write-downs for excess and obsolete inventories, realization of deferred income tax assets, share-based compensation and redemption value of the redeemable preferred shares. Actual results may differ materially from those estimates.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

2. Summary of Significant Accounting Policies (Continued)

(d)   Foreign Currency

The Group's reporting currency is Renminbi ("RMB"). The functional currency of the Company and the Group's entities incorporated in the British Virgin Islands ("BVI"), United States of America and Hong Kong ("HK") is the United States dollars ("US$"). The functional currency of the Group's entity incorporated in Italy and Malaysia is the Euro dollars and the Ringgit Malaysia, respectively. The functional currency of the Group's PRC subsidiaries, VIEs and VIEs' subsidiaries is the RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange losses in the consolidated statements of comprehensive loss. Total exchange differences were a loss of RMB7,425 and RMB11,418 for the years ended December 31, 2015 and 2016, respectively.

The financial statements of the non PRC Group's entities are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the Consolidated Statements of Comprehensive Loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or loss in the Consolidated Statements of Changes in Deficit. Total foreign currency translation differences were a loss of RMB29,345 and RMB60,138 for the years ended December 31, 2015 and 2016, respectively.

(e)   Convenience Translation

Translations of balances in the Consolidated Balance Sheets, Consolidated Statements of Comprehensive Loss, Consolidated Statements of Changes in Deficit and Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2016 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8832, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2017, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(f)    Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably

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(All amounts in thousands, except for share data)

2. Summary of Significant Accounting Policies (Continued)

estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(g)   Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash at bank and time deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash.

(h)   Restricted cash

Restricted cash is an amount of cash deposited with a bank in conjunction with a borrowing from the bank. Restriction on the use of such cash and the interest earned thereon is imposed by the bank and remains effective throughout the term of the bank borrowing. The cash restricted for use longer than one year is classified as non-current assets in the consolidated balance sheets.

(i)    Accounts Receivable

Accounts receivable mainly represent amounts due from online payment channels, delivery companies and installment payment by end customers with payment period within one year. Accounts receivables are recorded net of an allowance for doubtful accounts, if any. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes a specific allowance if there is strong evidence indicating that an accounts receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. No allowance for accounts receivable was provided as of December 31, 2015 and 2016 as the Company believes that it is probable the accounts receivable will be fully collected. Approximately 4% of the Company's accounts receivable represent output VAT amounts, which are excluded from the Company's merchandise sales revenues.

(j)    Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the identified cost of the specific item. The Group takes ownership, risks and rewards of the products purchased. Inventory is written down for damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and the sales promotion. When appropriate, write downs to inventory are recorded to write down the cost of inventories to their net realizable value. Write downs are recorded in cost of revenues in the Consolidated Statements of Comprehensive Loss.

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(All amounts in thousands, except for share data)

2. Summary of Significant Accounting Policies (Continued)

(k)   Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value (estimated at 5% of cost) over their estimated useful lives on a straight-line basis. Leasehold improvements are depreciated on a straight-line basis over the period of the lease or their estimated useful lives, if shorter. The estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3 - 5 years
Transportation equipment	4 years
Office equipment	3 - 5 years
Leasehold improvement	Shorter of 5 years or lease term

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Consolidated Statements of Comprehensive Loss.

(l)    Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2015 and 2016.

(m)  Value added taxes

The Company's PRC subsidiaries are subject to value added tax ("VAT"). Revenue from sales of second-hand merchandise purchased from individual vendors is subject to VAT at the concession rate of 2% or 3% depending on the sales term. Revenue from sales of brand new merchandise purchased from entities is generally subject to VAT at the rate of 17%. Service revenue is subject to VAT at the rate of 6%. The VAT balance is recorded in Accrued Expenses and Other Current Liabilities in the consolidated balance sheets.

(n)   Fair Value

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

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(All amounts in thousands, except for share data)

2. Summary of Significant Accounting Policies (Continued)

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

  Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

  Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, accounts receivable, advances to suppliers, prepayments and other current assets, short-term bank borrowings, accounts payable, amount due to Founder, advance from customers, accrued expenses and other current liabilities. As of December 31, 2015 and 2016. The carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

(o)   Revenue

Revenues are generated primarily from merchandise sales, marketplace services and other services.

Revenues are recognized when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured.

Sales allowances for returns, which reduce revenues, are estimated based on historical experience. Revenues are recorded net of value-added taxes, business taxes and surcharges.

In accordance with ASC 605-45, Revenue Recognition: Principal Agent Considerations, the Group considers several factors in determining whether it acts as the principal or as an agent in the arrangement of merchandise sales and provision of various related services and thus whether it is appropriate to record the revenue and the related cost of sales on a gross basis or record the net amount earned as service fees.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

2. Summary of Significant Accounting Policies (Continued)

Merchandise Sales

The Group generates revenues mainly from merchandise sales when the Group acts as principal for the sales of brand products to end customers online through its own internet platforms and offline at the offline experience centers. Online sales include sales through the Company's online shopping mall, flash sales, auction and overseas sales.

The Group is considered as a principal for the following reasons: (1) The Group is the primary obligor and is responsible for the acceptability of the products and the fulfillment of the delivery services; (2) The Group is responsible to compensate end customers if the products are counterfeit or defective goods; (3) The Group is also responsible for the loyalty program benefits offered in conjunction with the merchandise sales to the buyers; (4) The Group has latitude in establishing selling prices and selecting suppliers; (5) The Group assumes credit risks on receivables; and (6) The Group has legal ownership of the inventory and has significant inventory risks even for those inventory with payment deferred until the following month after the inventory is sold as it has physical loss risk after acceptance of all the goods purchased from suppliers. Accordingly, the Group considers itself as the principal in the arrangement with the end customers and records revenue earned from merchandise sales on a gross basis.

With respect to proceeds from merchandise sales, before determining the timing of revenue recognition, the Group allocates proceeds from merchandise sales among sales of the products and customer loyalty program benefits based on vendor specific objective evidence of the deliverables applying the guidance in ASC 605-25, Revenue Recognition — Multiple-Element Arrangements. Proceeds allocated to sales of goods are recognized as merchandise sales upon acceptance of delivery of products by buyers. Proceeds allocated to customer loyalty program benefits are recorded as deferred revenues.

The Group collects cash from end customers before or upon deliveries of products mainly through banks, third party online payment platforms or delivery companies. Cash collected from end customers before product delivery is recognized as advances from customers.

Marketplace and other services

Service revenues include marketplace service revenue and other services revenue through the internet platform. Marketplace service revenue refers to the commission fee earned by the Group when the Group acts as an agent for sales of vendors' goods and lifestyle services.

In addition, the other services revenue primarily consists of 1) service fees from the provision of repair and maintenance services to products such as handbags and watches and 2) advertising service revenue.

With respect to the marketplace service revenue, the Group does not have general inventory risk or latitude in establishing prices. Accordingly, the Group records the net amount as marketplace service fees earned.

The Group recognizes other service revenue when the services are rendered. The Group recognizes marketplace service revenue at the time that the Group has provided the service and is entitled to payment.

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(All amounts in thousands, except for share data)

2. Summary of Significant Accounting Policies (Continued)

(p)   Customer Loyalty Program

Customers earn loyalty program points from qualified purchases from the Group. The loyalty program points may be redeemed and applied for payment for future purchases from the Group. The loyalty program points have no expiry date, and there is no condition stipulated for application of the loyalty program points. Loyalty program points are considered a separate deliverable in a merchandise sales arrangement. A portion of the sales price is allocated to this revenue generating unit using vendor-specific objective evidence, and such amount is accounted for as deferred revenue in the Consolidated Balance Sheets. Deferred revenue is recognized as merchandise revenue at the time the customer redeems the loyalty program points in a future purchase, or when the Group is legally released from its obligation.

The Group gives out coupons in promotion events or at the time a customer signs up as a registered member. Customers may enjoy certain discount or price reduction on a future purchase from the Group upon satisfying the conditions stipulated in such coupons. The coupons given out are not related to any transaction that has generated revenue. Accordingly, the Group does not attribute any value to these types of coupons. In the event the customer applies the coupon in a purchase, a reduced price will be recorded as sales revenue.

(q)   Cost of Revenues

Cost of revenues consists of cost of merchandise sold and inventory write-down, repair and maintenance staff payroll and related equipment depreciation. Payment processing, packaging material and product delivery costs are classified as fulfillment expenses in the Consolidated Statements of Comprehensive Loss.

(r)    Fulfillment Expenses

Fulfillment expenses represent packaging material costs and those costs incurred in shipping and operating and staffing the Group's fulfillment and customer service centers, including costs attributable to receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; collecting payments from customers and responding to inquiries from customers. Fulfillment expenses also include amounts payable to third parties that assist the Group in payment collections and product deliveries. Shipping costs included in fulfillment expenses were RMB25,830 and RMB28,206 for the years ended December 31, 2015 and 2016.

(s)    Marketing Expenses

Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for personnel engaged in marketing activities. Advertising costs, which consist primarily of online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB149,545 and RMB113,663 for the years ended December 31, 2015 and 2016.

(t)    Technology and Content Development Expenses

Technology and content development expenses mainly consist of technology infrastructure expenses and payroll and related costs for employees involved in application development, category expansion, editorial content production and system support, as well as costs associated with computation, storage and

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

2. Summary of Significant Accounting Policies (Continued)

telecommunication infrastructures. Technology and content development expenses which include software development costs are expensed as incurred, as the costs qualifying for capitalization have been immaterial.

(u)   General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

(v)    Share-based Compensation

The Company periodically grants share-based awards, including but not limited to, restricted shares and share options to eligible employees and directors. The shares held by Founder Mr. Richard Rixue Li who is also the Chief Executive Officer and a director of the Company, and Founder Ms. Zhaohui Huang who is a director of the Company became restricted and subject to service conditions in conjunction with the issuance of preferred shares.

Share-based awards granted to the Founders in the form of restricted shares are measured at the grant date fair value of the awards, and are recognized as compensation expense using the straight line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

The Founders also transferred 198,413 ordinary shares to a consultant who provided services to the Company to facilitate the completion of Series B Redeemable Convertible Preferred Shares issuance, which were cliff vested in full on the transfer date and the compensation cost attributable to these shares was measured at fair value and recognized immediately as the preferred share issuance cost and net against convertible preferred shares balance.

Share-based awards granted to the employees in the form of share options are subject to service and performance conditions. They are measured at the grant date fair value of the awards, and are recognized as compensation expense using the graded vesting method, net of estimated forfeitures, if and when the Company considers that it is probable that the performance condition will be achieved.

A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. The Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For awards not being fully vested, the Group recognizes the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

Share-based compensation in relation to the restricted shares is measured based on the fair market value of the Company's ordinary shares at the grant date of the award, which is estimated using the income approach and equity allocation method. Estimation of the fair market value of the Company's ordinary

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

2. Summary of Significant Accounting Policies (Continued)

shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including the expected share price volatility (approximated by the volatility of comparable companies), discount rate, risk-free interest rate and subjective judgments regarding the Company's projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of the Company's ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from a valuation report prepared by an independent valuation firm using management's estimates and assumptions.

(w)   Employee Benefits

The Company's subsidiaries, the VIEs and the VIEs' subsidiaries in China participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB28,908 and RMB33,980 for the years ended December 31, 2015 and 2016, respectively.

(x)    Income Tax

Current income taxes are provided on the basis of net income/ (loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements' carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes arising from a change in tax rates is recognized in the Consolidated Statements of Comprehensive Loss in the period of change.

The Group applies a "more likely than not" recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is "more likely than not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more likely than not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

2. Summary of Significant Accounting Policies (Continued)

the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group's consolidated financial statements in the period in which the change that necessities the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. As of December 31, 2015 and 2016, the Group did not have any significant unrecognized uncertain tax positions.

(y)    Leases

A lease is classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property's estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive loss on a straight-line basis over the lease term. The Group had no capital leases as of December 31, 2015 and 2016.

(z)    Earnings/(Loss) per Share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares and accretions to redemption value of the redeemable noncontrolling interest, by the weighted average number of ordinary shares outstanding during the year. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares and accretion related to redeemable noncontrolling interest, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, unvested restricted shares and ordinary shares issuable upon the exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(aa) Segment Reporting

The Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management's operation review, the Company's Chief Executive Officer and management personnel do not segregate the Company's business by product or service lines. All product and service categories are viewed as in one and the only operating segment.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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2. Summary of Significant Accounting Policies (Continued)

(bb) Statutory Reserves

The Group's subsidiaries, VIEs and VIEs' subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group's subsidiaries registered as wholly foreign owned enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC ("PRC GAAP")) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company's discretion.

In addition, in accordance with the PRC Company Laws, the Group's VIE and VIE's subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective company. The staff bonus and welfare fund is liability in nature and is restricted to make payment of special bonuses to employees and for the collective welfare of employees. None of these reserves is allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2015 and 2016, no appropriation was made to the general reserve fund by the Group's wholly foreign owned PRC subsidiaries, and no appropriation was made to the statutory surplus fund by the Group's PRC VIEs and VIEs' subsidiaries as these PRC companies did not earn after-tax profits as determined under PRC GAAP. In addition, these PRC companies had not made any appropriation to discretionary funds.

(cc) Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" (Topic 606). This guidance supersedes current guidance on revenue recognition in Topic 605, Revenue Recognition. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For public business entities that follow U.S. GAAP, the deferral results in the new revenue standard are being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. Management is currently evaluating the impact of adopting this standard on consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

2. Summary of Significant Accounting Policies (Continued)

In July 2015, the FASB issued ASU 2015-11, "Inventory (Topic 330)," which modifies the accounting for inventory. Under this ASU, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU is effective for reporting periods after December 15, 2016, with early adoption permitted. The Company elected to early adopt this ASU in 2016 and applied it prospectively. The adoption of ASU 2015-11 does not have material impact on the consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 ("ASU 2015-17"), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company elected to early adopt the ASU 2015-17 in 2016 on a retrospective basis. The adoption of ASU 2015-17 does not have material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 ("ASU 2016-02"), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In March, 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management is currently evaluating the impact of this amendment on our financial position, statement of operations or cash flow.

In November, 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments in this Update are effective for public business entities for fiscal years

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

2. Summary of Significant Accounting Policies (Continued)

beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Management is currently evaluating the impact of this amendment on cash flow.

3. Concentration and Risk

Concentration of customers and suppliers

There are no customers or suppliers from whom revenue or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2015 and 2016.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2015 and 2016, substantial all of the Group's cash and cash equivalents and restricted cash were held by reputable financial institutions located in the PRC and Hong Kong which management believes are of high credit quality and financially sound based on public available information.

The majority of the customers are required to pay in full before or upon taking delivery of the merchandise either through the online payment processing financial institutions or companies or the Group's appointed cash collection delivery companies. To a lesser extent, a portion of the customers pay by installments within a period from 3 to 12 months. Accounts receivable are receivables from the payment processing agents, delivery companies and installment receivable from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on these collection agents and customers and its ongoing monitoring process of their outstanding balances. Although accounts receivable are generally unsecured, the Group considers the credit risk of accounts receivable is low.

Currency risk

The Group's operational transactions and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The Group's cash and cash equivalents denominated in RMB are subject to such government controls and amounted to RMB284,622 and RMB55,555 as of December 31, 2015 and 2016. The value of the RMB is subject to changes in the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

Interest rate risk

The Group's short-term bank borrowings bear interests at fixed rates. If the Group were to renew these loans, the Group might be subject to interest rate risk.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

4. Fair Value Measurement

As of December 31, 2015 and 2016, the Group did not have assets or liabilities measured at fair value on a recurring basis in periods subsequent to their initial recognition.

5. Inventories, net

	As of December 31,
	2015	2016
	RMB	RMB
Finished goods	466,425	757,624
Less: Inventory write-down	(1,937)	(5,521)

Inventories, net	464,488	752,103

In 2016, the group's inventories amounted to RMB220,683 were pledged to Shanghai Pudong Development Silicon Valley Bank for a RMB50,000 short-term loan, see note 9. The Group recorded RMB1,753 and RMB3,584 write-down in 2015 and 2016 respectively.

6. Prepayments and Other Current Assets

	As of December 31,
	2015	2016
	RMB	RMB
Deposits	5,750	7,338
Prepaid advertising expense	4,627	2,223
Staff advances	1,857	2,187
Prepaid rent	1,490	1,770
Others	3,806	6,369

Prepayments and Other Current Assets	17,530	19,887

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

7. Property and Equipment, net

	As of December 31,
	2015	2016
	RMB	RMB
Electronic equipment	22,355	26,199
Transportation equipment	2,643	2,650
Office equipment	8,596	10,480
Leasehold improvements	29,569	32,384

Total Property and Equipment	63,163	71,713

Less: Accumulated depreciation	(27,152)	(36,517)

Total Property and Equipment, net	36,011	35,196

Depreciation expenses were RMB11,068 and RMB13,388 for the years ended December 31, 2015 and 2016, respectively.

8. Other Non-current Assets

	As of December31,
	2015	2016
	RMB	RMB
Rental and other deposits	4,125	1,932
Others	41	251

Other Non-current Assets	4,166	2,183

9. Short-term bank borrowings

	As of December 31,
	2015	2016
	RMB	RMB
Bank loans	175,974	200,000

In September 2015, a PRC subsidiary borrowed a loan of RMB150,000 from Xiamen International Bank for a term of two years and at the interest rate of 1.62% during the first year and 1.68% during the second year. To facilitate these borrowings, another subsidiary of the Company in Hong Kong placed cash deposits of RMB155,300 with the bank. The use of such cash deposits and the interest earned thereon are restricted by the bank during the period of the loans. The deposits has a two year term and bear interest at 0.42% during the first year and 0.38% during the second year. This bank loan has certain nonfinancial

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

9. Short-term bank borrowings (Continued)

covenants, including compliance with other borrowing's covenants. The subsidiary did not meet the loan covenant for another borrowing's covenants in 2015 and 2016, as described below. Therefore, this bank loan was classified as short term loan as of December 31, 2015. This bank loan is due in September 2017.

In April 2015, the Company's subsidiary entered into a facility agreement with Shanghai Pudong Development Silicon Valley Bank that permits the subsidiary to borrow up to US$4,000 for one year. At December 31, 2015, a loan of US$4,000 (RMB25,974) was borrowed under this facility and it was repaid in 2016. In May 2016, the Company's subsidiary entered into another facility agreement with this bank that permits the subsidiary to borrow up to RMB50,000 for one year. At December 31, 2016, the subsidiary had borrowed RMB50,000 under this facility. To obtain this RMB50,000 facility, the group's inventories amounted to RMB220,683 were pledged to Shanghai Pudong Development Silicon Valley Bank.

The facility agreements with Shanghai Pudong Development Silicon Valley Bank contain certain financial and nonfinancial covenants. As of December 31, 2015 and 2016, the financial covenants were not met. In April 2016 and 2017, the Bank issued waivers for the 2015 and 2016 facility respectively.

10. Accrued Expenses and Other Current Liabilities

	As of December 31,
	2015	2016
	RMB	RMB
Accrual for salary and bonus	15,734	15,603
Accrual for employee benefits	22,024	34,126
Advertising fees payable	24,030	19,397
Taxes payable	70,039	107,090
Office expenses	4,214	10,395
Deposits from merchants	5,857	9,489
Professional fees payable	3,816	7,103
Delivery costs payable	7,601	4,508
Rent payable	2,630	2,610
Equipment purchase payable	—	2,121
Others	328	2,524

Accrued Expenses and Other Current Liabilities	156,273	214,966

11. Income Tax

a)     Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

11. Income Tax (Continued)

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company's Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong.

PRC

The Group's PRC subsidiaries, VIEs and VIEs' subsidiaries are subject to the PRC Corporate Income Tax Law ("CIT Law") and are taxed at the statutory income tax rate of 25%.

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside the PRC should be considered a resident enterprise for PRC tax purposes.

The components of loss before income taxes are as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Cayman	22,964	11,880
Hong Kong SAR	14,588	16,629
PRC, excluding Hong Kong SAR	183,295	15,864
Other	1,156	200

	222,003	44,573

Withholding tax on undistributed dividends

The CIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise ("FIE") to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Group did not record any dividend withholding tax, as the Group's PRC entities, have no retained earnings in any of the periods presented.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

11. Income Tax (Continued)

The Group had no current income tax expense for the years ended December 31, 2015 and 2016, as the companies in the Group either made a loss or had tax loss carry forwards to net against taxable income in the respective years. Deferred tax benefit was nil as full valuation allowance was provided for the Group's deferred tax assets.

Reconciliation of the differences between PRC statutory income tax rate and the Group's effective income tax rate for the years ended December 31, 2015 and 2016 are as follows:

	For the Year Ended December 31,
	2015	2016
	RMB	RMB
Statutory income tax rate	25%	25%
Permanent differences	(0.46%)	(1.05%)
Change in valuation allowance	(24.54%)	(23.95%)

Effective tax rate	0%	0%

b)    Deferred tax assets

	As of December 31,
	2015	2016
	RMB	RMB
Payroll and other accrued expenses	9,160	12,079
Inventory write-down	484	1,380
Net operating loss carry forwards	70,835	80,644
Deductible advertisement expenses	11,725	6,933
Less: Valuation allowance	(92,204)	(101,036)

Total deferred tax assets	—	—

As of December 31, 2016, the Group had net operating loss carry forwards of approximately RMB42,456 attributable to the Hong Kong subsidiary and of approximately RMB294,028 attributable to the PRC subsidiaries, VIEs and VIEs' subsidiaries. The loss carried forward by the Hong Kong subsidiary can be carried forward to net against future taxable income without a time limit; while the loss carried forward by the PRC companies will expire during the period from year 2017 to year 2021.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the foreseeable future. In making such determination, the Group evaluates a variety of factors including the Group's operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

11. Income Tax (Continued)

The Group has incurred accumulated net operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these accumulated net operating losses and other deferred tax assets will not be utilized in the foreseeable future. Accordingly, the Group has provided full valuation allowance for the deferred tax assets as of December 31, 2015 and 2016.

Changes in valuation allowance are as follows:

	For the Year Ended December 31,
	2015	2016
	RMB	RMB
Balance at the beginning of the year	39,432	92,204
Additions	52,772	8,832

Balance at the end of the year	92,204	101,036

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company's PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs for the years from 2012 to 2016 are open to examination by the PRC tax authorities.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. Redeemable Convertible Preferred Shares

Redeemable convertible preferred shares consist of the following:

RMB	Series A-1 Preferred Shares	Series A-2 Preferred Shares	Series B Preferred Shares	Series C Preferred Shares	Series D Preferred Shares	Series E Preferred Shares	Total
Balance as of January 1, 2015	31,331	34,398	100,783	84,925	232,381	—	483,818

Issuance for cash						342,880	342,880
Issuance costs paid						(4,130)	(4,130)
Redemption value accretion	19,359	21,505	48,141	28,411	59,507	36,767	213,690
Foreign currency translation adjustment	1,827	2,001	6,182	5,199	14,210	14,262	43,681

Balance as of December 31, 2015	52,517	57,904	155,106	118,535	306,098	389,779	1,079,939

Redemption value accretion	78,608	90,231	127,746	71,359	111,684	116,114	595,742
Foreign currency translation adjustment	3,594	3,962	10,603	8,093	20,901	26,618	73,771

Balance as of December 31, 2016	134,719	152,097	293,455	197,987	438,683	532,511	1,749,452

On September 23, 2011, the Company entered into a shares purchase agreement with certain investors, pursuant to which 1,250,000 Redeemable Convertible Series A-1 Preferred Shares ("Series A-1 Preferred Shares") and 1,250,000 Redeemable Convertible Series A-2 Preferred Shares ("Series A-2 Preferred Shares") were issued on September 23, 2011 and 178,572 Series A-2 Preferred Shares were issued on February 7, 2012 for an aggregated consideration of US$2,000 (equivalent of RMB13,153).

On September 23, 2011, the Company also issued certain Convertible Promissory Notes ("Convertible Promissory Notes") amounting to US$3,333 (equivalent of RMB20,973), which were subsequently converted into Redeemable Convertible Series B Preferred Shares upon the issuance of the Redeemable Convertible Series B Preferred Shares in March 2012.

On February 28, 2012, the Company entered into a shares purchase agreement with certain investors, pursuant to which a total of 2,380,952 Redeemable Convertible Series B Preferred Shares ("Series B Preferred Shares") were issued partly for an aggregated cash consideration of US$6,666 (equivalent of RMB41,946) and partly through the conversion of the Convertible Promissory Notes between March 4, 2012 to March 29, 2012.

On July 9, 2013, the Company entered into a shares purchase agreement with certain investors and pursuant to the agreement, on July 11, 2013, the Company issued 1,571,973 Redeemable Convertible Series C Preferred Shares ("Series C Preferred Shares") for an aggregated consideration of US$11,404 (equivalent of RMB70,462).

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. Redeemable Convertible Preferred Shares (Continued)

On July 2, 2014, the Company entered into a shares purchase agreement with certain investors and pursuant to the agreement, on July 11, 2014, the Company issued 3,178,652 Redeemable Convertible Series D Preferred Shares ("Series D Preferred Shares", together with Series C Preferred Shares, Series B Preferred Shares, Series A-1 Preferred Shares and Series A-2 Preferred Shares, "Preferred Shares") for an aggregated consideration of US$35,000 (equivalent of RMB215,863).

On July 7, 2015, the Company entered into a shares purchase agreement with certain investors and Pingan eCommerce Limited Partnership ("Ping An") and pursuant to the agreement, the Company issued 2,925,658 Redeemable Convertible Series E Preferred Shares ("Series E Preferred Shares") for an aggregated consideration of US$55,000 (equivalent of RMB342,880).

The Group has classified the Preferred Shares as mezzanine equity in the consolidated balance sheets since they are contingently redeemable at the option of the holders after a specified time period.

The Group has determined that conversion and redemption features embedded in the Preferred Shares are not required to be bifurcated and accounted for as a derivative, as the economic characteristics and risks of the embedded conversion and redemption features are clearly and closely related to that of the Preferred Shares. The Preferred Shares are not readily convertible into cash as there is not a market mechanism in place for trading of the Company's shares.

The Group has determined that there was no beneficial conversion feature attributable to any of the Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company's ordinary shares at the relevant commitment dates.

In addition, the carrying values of the Preferred Shares are accreted from the share issuance dates to the redemption value on the earliest redemption dates. The accretions are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The rights, preferences and privileges of the Preferred Shares are as follows:

Redemption Rights

At any time commencing on a date specified in the agreement of the Preferred Shares (the "Redemption Start Date"), holders of more than 50% of the then outstanding Series A-1, A-2, B , D and E Preferred Shares and 75% of the Series C Preferred Shares may request a redemption of the Preferred Shares of such series. In addition, prior to the Redemption Start Date but following the occurrence of certain early redemption events, holders of more than 50% of the Series D Preferred Shares or Ping An may request a redemption. On receipt of a redemption request from the holders, the Company shall redeem all or part, as requested, of the outstanding Preferred Shares of such series.

The Redemption Start Date was originally July 2, 2016 for Series A-1 Preferred Shares, Series A-2 Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares, which was subsequently modified on July 8, 2015 to July 8, 2017.The Redemption Start Date was July 8, 2017 for Series E Preferred Shares. In April 2017, the Redemption Start Date for all of the Preferred Shares was extended to May 10, 2018.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

12. Redeemable Convertible Preferred Shares (Continued)

If any holder of any series of Preferred Shares exercises its redemption right, any holder of other series of Preferred Shares shall have the right to exercise the redemption of its series at the same time.

The price at which each Preferred Share shall be redeemed shall equal to the higher of (i) and (ii) below:

i.
The original Preferred Shares issue price for such series plus R% interest per annum (calculated from the issuance dates of the respective series of Preferred Shares), and declared but unpaid dividends, where R is 8 for Series C, Series B, Series A-1 and Series A-2 Preferred Shares and 15 for Series D and Series E Preferred Shares.

ii.
The fair market value of the relevant series of Preferred Shares on the date of redemption.

The Group accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the Preferred Shares using effective interest method. Changes in the redemption value are considered to be changes in accounting estimates.

Conversion Rights

Each Preferred Share is convertible, at the option of the holder, at any time after the date of issuance of such Preferred Shares according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and capitalization and certain other events. Each Preferred Share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price. The conversion price of each Preferred Share is the same as its original issuance price and no adjustments to conversion price have occurred. At December 31, 2015 and 2016, each Preferred Share is convertible into one ordinary share.

Each Preferred Share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price upon (i) closing of a Qualified Initial Public Offering ("Qualified IPO") or (ii) the written approval of the holders of a majority of each series of Preferred Shares (calculated and voting separately in their respective single class on an as-converted basis), and particularly for the Series C Preferred Shares, approval by the holders of more than 75% of the Series C Preferred Shares.

Prior to the Series E Preferred Shares issuance on July 8, 2015, a "Qualified IPO" was defined as an initial public offering with net offering proceeds no less than US$61,500 and implied market capitalization of the Company of no less than US$410,000 prior to such initial public offering. Upon the issuance of the Series E Preferred Shares, the net offering proceeds and market capitalization criteria for a "Qualified IPO" was increased to US$130,000 and US$550,000 respectively.

Voting Rights

Each Preferred Share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis. Preferred Shares shall vote separately as a class with respect to certain specified matters. Otherwise, the holders of Preferred Shares and ordinary shares shall vote together as a single class.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

12. Redeemable Convertible Preferred Shares (Continued)

Dividend Rights

Series A-1 Preferred Shares and Series A-2 Preferred Shares were originally entitled to receive a like amount of dividends before any dividend is paid on ordinary shares. After a modification on the rights of the preferred shares effective from February 28, 2012, Preferred Shares holders are entitled to receive dividends if declared by the Board of Directors, in an amount equal to 10% of the original preferred share issue price of the respective series of Preferred Shares per annum accruing cumulative from the issuance date of the respective Preferred Shares.

The remaining undistributed earnings of the Company after full payment of the above amounts on the Preferred Shares, shall be distributed on a pro rata basis to the holders of ordinary shares and Preferred Shares on an as-converted basis.

Liquidation Preferences

In the event of any liquidation including deemed liquidation, dissolution or winding up of the Company, holders of the Preferred Shares shall be entitled to receive a per share amount equal to 150% of the original preferred share issue price of the respective series of Preferred Shares, as adjusted for share dividends, share splits, combinations, recapitalizations or similar events, plus all accrued and declared but unpaid dividends thereon, in the sequence of Series E Preferred Shares, Series D Preferred Shares, Series C Preferred Shares, Series B Preferred Shares and Series A-1 and Series A-2 Preferred Shares. After such liquidation amounts have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares, on an as-converted basis, together with the holders of the ordinary shares.

The modifications of the rights, preferences and privileges of the Preferred Shares are not considered substantial, and are thus accounted for as a modification rather than an extinguishment of the Preferred Shares. Where there is a transfer of value between ordinary shareholders and Preferred Shares holders as a result of such modifications, the transfer of value is accounted for as deemed dividends, recorded as additions/reductions in accumulated deficit and reductions/additions in the Preferred Shares carrying amounts.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

13. Redeemable non-controlling interest

	For the Year Ended December 31,
	2015	2016
	RMB	RMB
Balance as of January 1	—	—
Capital contribution	—	5,000
Comprehensive loss	—	(82)
Accretion of redeemable noncontrolling interest	—	164

Balance as of December 31	—	5,082

In October of 2016, a third party investor acquired 15% of the equity interest of the Company's wholly owned PRC subsidiary at a consideration of RMB5,000. The newly issued shares could be redeemed by the non-controlling shareholder from the redemption start date (i.e. three years from the closing of the financing), the redemption value is equal to RMB5,000 plus 10% of interest and 15% of the net profit attributable to the PRC subsidiary if any for the period beginning October of 2016 to the date of redemption. The redeemable non-controlling interest was recorded outside of permanent equity on the consolidated balance sheet and initially recorded at the carrying value of RMB5,000. The redeemable non-controlling interest is carried at the higher of (1) the initial carrying amount, increased or decreased for the redeemable non-controlling interest's share of net income or loss or (2) the expected redemption value.

14. Share-based Compensation

(a)   Restricted Ordinary Shares

In May 2011, the Founders entered into an arrangement with other investors of the Company, whereby all of their 7,500,000 ordinary shares became restricted and subject to service vesting conditions. 25% of the restricted shares vested and were released from restriction after twelve months on May 26, 2012, and the remaining 75% of the restricted shares vest annually in equal instalments over the next three years. In addition, the restricted shares are subject to repurchase for cancellation by the Company upon termination of Mr. Richard Rixue Li's employment. The repurchase price is the par value of the ordinary shares.

Deferred share compensation was measured for the restricted shares using the estimated fair value of the Company's ordinary shares of US$0.151 at the date of imposition of the restriction in May 2011, and was amortized to the income statement on a straight line basis over the vesting term of 4 years.

In March 2012, 198,413 of the restricted ordinary shares owned by the Founders were transferred to a consultant who provided services to the Company to facilitate the completion of Series B Redeemable Convertible Preferred Shares issuance which were cliff vested in full on the grant date and the compensation cost attributable to these shares was measured at fair value and recognized immediately as the preferred share issuance cost and a deduction in the preferred shares balance. The remaining

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

14. Share-based Compensation (Continued)

7,301,587 restricted ordinary shares owned by the Founders became subject to a revised four-year vesting restriction arrangement commencing from March 4, 2012, and the compensation cost for the restricted shares was amortized to the income statement on a straight line basis over the new 4-year vesting term from March 4, 2012.

The following table sets forth the restricted shares' vesting schedule for the years ended December 31, 2015 and 2016:

Number of shares
Unvested at January 1, 2015	3,650,793
Vested	(1,825,397)

Unvested at December 31, 2015	1,825,396

Vested	(1,825,396)

Unvested at December 31, 2016	—

The amounts of stock compensation expense in relation to the restricted ordinary shares recognized in the years ended December 31, 2015 and 2016 were RMB1,378 and RMB249, respectively.

In March 2012, RMB1,303 was recognized for the 198,413 ordinary shares transferred to the consultant for their services to the Company in connection with the Company's issuance of Series B Preferred Shares as the preferred share issuance cost and a deduction in the preferred shares balance. The amount is based on the fair market value of the Company's ordinary shares of US$1.044 at the grant date, estimated using the income approach and equity allocation method, which involved significant assumptions that were not observable in the market. The following is a summary of the assumptions applied to the model

Discount rate	18.5%
Expected volatility used in the equity allocation method	40%
Risk-free interest rate used in the equity allocation (per annum)	0.7%
Discount for lack of marketability (Rounded)	10%

(b)   Stock Option Plan

On December 31, 2014, the Company adopted the 2014 Stock Incentive Plan ("2014 Plan"). Under the 2014 Plan, the Company's Board of Directors has approved that a maximum aggregate number of shares that may be issued pursuant to all awards granted under the 2014 Plan shall be 1,307,672 shares. Stock options granted to an employee under the 2014 Plan will be exercisable upon the Company completes a Qualified IPO and the employee renders service to the Company in accordance with a stipulated service schedule starting from the employee's date of employment. Employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his option grants at the

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

14. Share-based Compensation (Continued)

end of each year of completed service. Certain employees have a service schedule of three years, whereby an employee earns an entitlement to vest in one-third of his option grants at the end of each year of completed service. Prior to the Company completes a Qualified IPO, all stock options granted to an employee shall be forfeited at the time the employee terminates his employment with the Group. After the Company completes a Qualified IPO, vested options not exercised by an employee shall be forfeited three months after termination of employment of the employee. In addition, the employees who have been granted options irrevocably grant a power of attorney to the board of directors of the Company to exercise voting rights of the shares on their behalf.

The Company granted 136,512 and 63,450 stock options to employees, all with an exercise price of US$0.001, for the years ended December 31, 2015 and 2016, respectively. No options are exercisable as at December 31, 2015 and 2016 and prior to the Company completes a Qualified IPO.

The following table sets forth the stock options activity for the years ended December 31, 2015 and 2016:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value 000'US$
Outstanding as of December 31, 2014	1,111,213	0.001
Granted	136,512	0.001
Exercised	—
Forfeited	(357,137)	0.001
Expired	—

Outstanding as of December 31, 2015	890,588	0.001	8.97	12,554

Granted	63,450	0.001
Exercised	—
Forfeited	(220,282)	0.001
Expired	—

Outstanding as of December 31, 2016	733,756	0.001	7.98	14,384

Vested and expected to vest as of December 31, 2016	689,905	0.001	7.97	13,524

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

14. Share-based Compensation (Continued)

Options granted to employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	2015	2016
	RMB	RMB
Expected volatility	55% - 58%	54% - 55%
Risk-free interest rate (per annum)	1.94% - 2.27%	1.49% - 1.78%
Exercise multiple	2.2 - 2.8	2.2 - 2.8
Expected dividend yield	0%	0%
Expected term (in years)	10	10
Fair value of the underlying shares on the date of option grants (per share)	US$12.280 - 17.838	US$15.020 - 16.987

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company's options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company's options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

The fair value of options granted to employees for the years ended December 31, 2015 and 2016 amounted to RMB11,065 and RMB6,888, respectively. Since the exercisability is dependent upon the Company's IPO, and it is not probable that this performance condition can be achieved until the IPO is effective, no compensation expense relating to the options was recorded for the years ended December 31, 2015 and 2016. The Company will recognize compensation expenses relating to options vested cumulatively upon the completion of the Company's IPO.

On December 31, 2014, the Company also granted 2,479 stock options to a consultant. Such options have an exercise price of US$0.001, and cliff vested in full upon the consultant completed his service contract with the Company on June 30, 2015. However, these vested options will be exercisable only upon the Company completes a Qualified IPO. In the year ended December 31, 2015 and 2016, the Company has not recognized any compensation cost associated with the options granted to the consultant.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

15. Segment Information

Revenues from different product groups and services are as follows:

	For the Year Ended December 31,
	2015	2016
	RMB	RMB
Merchandise sales
Watches	833,208	863,382
Bags	519,841	691,474
Clothing, Footwear and Accessories	189,267	403,722
Jewelleries	152,739	531,533
Other products	29,684	76,761

Total merchandise sales	1,724,739	2,566,872

Marketplace and other services:
Marketplace services	10,441	15,707
Other services	7,948	11,243

Total marketplace and other services:	18,389	26,950

Total net revenues	1,743,128	2,593,822

The following summarizes the Group's net revenues from the following geographic areas:

	For the Year Ended December 31,
	2015	2016
	RMB	RMB
Mainland China	1,590,218	2,379,062
Hong Kong	145,461	201,559
Others	7,449	13,201

Total net revenues	1,743,128	2,593,822

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

15. Segment Information (Continued)

The following summarizes the Group's long-lived assets (including property and equipment, net and other non-current assets) from the following geographic areas:

	As of December 31,
	2015	2016
	RMB	RMB
Mainland China	36,317	29,230
Hong Kong	2,701	1,961
Others	1,159	6,188

Total long-lived assets	40,177	37,379

16. Net Loss per Share

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Year Ended December 31,
	2015	2016
	RMB	RMB
Numerator:
Net loss	(222,003)	(44,453)
Accretion to redeemable non-controlling interest redemption value	—	(164)
Accretion to preferred share redemption value	(213,690)	(595,742)

Numerator for basic and diluted net loss per share calculation	(435,693)	(640,359)

Denominator:
Weighted average number of ordinary shares	5,364,536	7,189,933

Denominator for basic and diluted net loss per share calculation	5,364,536	7,189,933

Net loss per ordinary share
—Basic and diluted	(81.22)	(89.06)

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

16. Net Loss per Share (Continued)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the Year Ended December 31,
	2015	2016
Restricted shares and stock options	2,715,984	733,756
Redeemable Convertible Preferred Shares	12,735,807	12,735,807

17. Commitments and Contingencies

Commitments

The Group leases its offices and facilities under non-cancelable operating lease agreements. Rental expenses were RMB28,515 and RMB35,788 for the years ended December 31, 2015 and 2016, respectively.

As of December 31, 2016, future minimum lease commitments, all under office and facilities non-cancelable operating lease agreements, were as follows:

Office and facilities
RMB
2017	19,227
2018	9,871
2019	4,442
2020	2,970
2021	15

Except for those disclosed above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2015 and 2016.

18. Related Party Transactions

During the years ended December 31, 2015 and 2016, the Group borrowed RMB18,000 and nil, respectively from Mr. Richard Rixue Li to fund working capital, among which, RMB15,361 and RMB321 were repaid during the years ended December 31, 2015 and 2016, respectively.

As of December 31, 2015 and 2016, the Group has an amount due to Mr. Richard Rixue Li, the Company's founder at a total of RMB2,639 and RMB2,319, respectively. Amount was advanced to the Group to fund the working capital requirements of the Group. The amounts were unsecured, non-interest bearing and have no defined repayment term.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

19. Subsequent Event

The Group has evaluated subsequent events from the balance sheet date through May 2, 2017, the date at which the consolidated financial statements were available to be issued.

20. Restricted Net Assets

The Company's subsidiaries incorporated in the PRC are required to annually appropriate 10% of their after-tax profit calculated in accordance with PRC GAAP to a general reserve fund unless such funds have reached 50% of their respective registered capital. The Company's VIEs and VIEs' subsidiaries incorporated in the PRC are also required to annually appropriate 10% of their after-tax profit calculated in accordance with PRC GAAP to a statutory surplus fund unless such funds have reached 50% of their respective registered capital. In addition, the Company's subsidiaries, the VIEs and VIEs' subsidiaries can also, at their discretion, appropriate to the enterprise expansion fund and discretionary surplus fund, prior to payment of dividends. Furthermore, the Company's subsidiaries, the VIEs and VIEs' subsidiaries cannot distribute dividends out of their respective registered capital without the prior governmental approvals. Except for the registered capital and statutory reserve requirements stated above, there is no other restriction on the net assets of the Company's subsidiaries, the VIEs and VIEs' subsidiaries to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and the subsidiaries of the VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements". The total restricted net assets of the Group were RMB32,262 and RMB82,394 as of December 31, 2015, and 2016 respectively; compared with the total deficit of the Group of RMB762,267 and RMB1,448,153 as of December 31, 2015 and 2016 respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

21. Condensed Financial Statements of the Company

(a)   Condensed Balance Sheets

	As of December 31,
	FY2015	FY2016
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	141,252	91
Prepayments and other current assets	133	140

Total current assets	141,385	231

Non-current assets:
Investments in and amounts due from subsidiaries and VIEs	176,452	303,253
Other non-current assets	8	9

Total non-current assets	176,460	303,262

Total assets	317,845	303,493

Liabilities
Current liabilities
Accrued expenses and other current liabilities	173	4,231

Total current liabilities	173	4,231

Total liabilities	173	4,231

Mezzanine Equity
Series A-1 Redeemable Convertible Preferred Shares	52,517	134,719
Series A-2 Redeemable Convertible Preferred Shares	57,904	152,097
Series B Redeemable Convertible Preferred Shares	155,106	293,455
Series C Redeemable Convertible Preferred Shares	118,535	197,987
Series D Redeemable Convertible Preferred Shares	306,098	438,683
Series E Redeemable Convertible Preferred Shares	389,779	532,511

Total mezzanine equity	1,079,939	1,749,452

Shareholders' deficit:
Ordinary shares	47	47
Additional paid-in capital	—	—
Accumulated losses	(735,295)	(1,363,165)
Accumulated other comprehensive loss	(27,019)	(87,072)

Total shareholders' deficit	(762,267)	(1,450,190)

Total liabilities, mezzanine equity and shareholders' deficit	317,845	303,493

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

21. Condensed Financial Statements of the Company (Continued)

(b)   Condensed Statements of Comprehensive Loss

	For the Year Ended December 31,
	2015	2016
	RMB	RMB
Total net revenues	—	—

Operating expenses:
General and administrative expenses	(22,962)	(11,793)

Total operating expenses	(22,962)	(11,793)

Loss from operations	(22,962)	(11,793)

Equity in loss of subsidiaries and VIEs	(199,039)	(32,693)
Other expenses	(2)	(87)

Loss before income tax	(222,003)	(44,573)

Income tax expense	—	—

Net loss	(222,003)	(44,573)

Accretion to preferred share redemption value	(213,690)	(595,742)

Net loss attributable to ordinary shareholders	(435,693)	(640,315)

(c)   Condensed statements of cash flows

	For the Year Ended December31,
	2015	2016
	RMB	RMB
Net cash used in operating activities	(21,466)	(7,734)
Investing activities:
Investments in subsidiaries and VIEs	(176,302)	(133,340)

Net cash used in investing activities	(176,302)	(133,340)

Financing activities:
Issuance of Series E Redeemable Convertible Preferred Shares, net of cash issuance costs	338,750	—

Net cash provided by financing activities	338,750	—

Effect of exchange rate changes on cash and cash equivalents	(1)	(87)

Net increase (decrease) in cash and cash equivalents	140,981	(141,161)

Cash and cash equivalents at the beginning of the year	271	141,252

Cash and cash equivalents at the end of the year	141,252	91

SECOO HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share data)

	As of December 31,	As of March 31,
	2016	2017
	RMB	RMB	US$
			(Note 1)
Assets
Current assets
Cash and cash equivalents	55,555	14,142	2,055
Restricted cash	155,792	155,795	22,634
Accounts receivable	20,992	20,235	2,940
Inventories, net	752,103	793,391	115,261
Advances to suppliers	4,108	4,268	620
Prepayments and other current assets	19,887	22,541	3,275

Total current assets	1,008,437	1,010,372	146,785

Non-current assets
Property and equipment, net	35,196	33,898	4,925
Other non-current assets	2,183	2,405	349

Total non-current assets	37,379	36,303	5,274

Total assets	1,045,816	1,046,675	152,059

LIABILITIES
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of consolidated VIEs without recourse to the Company of RMB200,000 and RMB200,000 as of December 31, 2016 and March 31, 2017, respectively. Note 1)	200,000	200,000	29,056
Accounts payable (including accounts payable of consolidated VIEs without recourse to the Company of RMB254,537 and RMB231,011 as of December 31, 2016 and March 31, 2017, respectively. Note 1)	274,629	264,180	38,380
Amount due to Founder (including amount due to Founder of consolidated VIEs without recourse to the Company of RMB2,319 and RMB1,830 as of December 31, 2016 and March 31, 2017, respectively. Note 1)	2,319	1,830	266
Advances from customers (including advances from customers of consolidated VIEs without recourse to the Company of RMB40,891 and RMB23,002 as of December 31, 2016 and March 31, 2017, respectively. Note 1)	42,013	24,086	3,499
Accrued expenses and other current liabilities (including accrued expenses and other liabilities of consolidated VIEs without recourse to the Company of RMB194,266 and RMB204,575 as of December 31, 2016 and March 31, 2017, respectively. Note 1)	214,966	225,010	32,689
Deferred revenue (including deferred revenue of consolidated VIEs without recourse to the Company of RMB5,254 and RMB5,858 as of December 31, 2016 and March 31, 2017, respectively. Note 1)	5,508	6,114	888

Total current liabilities	739,435	721,220	104,778

Total liabilities	739,435	721,220	104,778

Commitments and contingencies (Note 14)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SECOO HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share data)

	As of December 31,	As of March 31,
	2016	2017
	RMB	RMB	US$
			(Note 1)
Mezzanine Equity
Series A-1 Redeemable Convertible Preferred Shares (US$0.001 par value, 1,250,000 shares authorized, issued and outstanding as of December 31, 2016 and March 31, 2017, Redemption value of RMB180,216 and RMB199,523 as of December 31, 2016 and March 31, 2017; Liquidation value of RMB125,060 and RMB140,269 as of December 31, 2016 and March 31, 2017)	134,719	170,492	24,769
Series A-2 Redeemable Convertible Preferred Shares (US$0.001 par value, 1,428,572 shares authorized, issued and outstanding as of December 31, 2016 and March 31, 2017, Redemption value of RMB205,966 and RMB228,027 as of December 31, 2016 and March 31, 2017; Liquidation value of RMB142,923 and RMB160,307 as of December 31, 2016 and March 31, 2017)	152,097	193,607	28,127
Series B Redeemable Convertible Preferred Shares (US$0.001 par value, 2,380,952 shares authorized, issued and outstanding as of December 31, 2016 and March 31, 2017, Redemption value of RMB343,409 and RMB380,044 as of December 31, 2016 and March 31, 2017; Liquidation value of RMB323,077 and RMB351,883 as of December 31, 2016 and March 31, 2017)	293,455	348,210	50,588
Series C Redeemable Convertible Preferred Shares (US$0.001 par value, 1,571,973 shares authorized, issued and outstanding as of December 31, 2016 and March 31, 2017, Redemption value of RMB227,596 and RMB250,918 as of December 31, 2016 and March 31, 2017; Liquidation value of RMB263,065 and RMB281,788 as of December 31, 2016 and March 31, 2017)	197,987	231,733	33,666
Series D Redeemable Convertible Preferred Shares (US$0.001 par value, 3,178,652 shares authorized, issued and outstanding as of December 31, 2016 and March 31, 2017, Redemption value of RMB495,579 and RMB513,910 as of December 31, 2016 and March 31, 2017; Liquidation value of RMB655,720 and RMB692,807 as of December 31, 2016 and March 31, 2017)	438,683	480,523	69,811
Series E Redeemable Convertible Preferred Shares (US$0.001 par value, 2,925,658 shares authorized, issued and outstanding as of December 31, 2016 and March 31, 2017, Redemption value of RMB598,531 and RMB634,019 as of December 31, 2016 and March 31, 2017; Liquidation value of RMB839,363 and RMB872,400 as of December 31, 2016 and March 31, 2017)	532,511	591,621	85,952
Redeemable non-controlling interest	5,082	5,205	756

Total mezzanine equity	1,754,534	2,021,391	293,669

Deficit:
Ordinary shares (US$0.001 par value, 37,264,193 shares authorized as of December 31, 2016 and March 31, 2017; 7,500,000 shares issued and outstanding as of December 31, 2016 and March 31, 2017)	47	47	7
Accumulated losses	(1,363,165)	(1,615,927)	(234,764)
Additional paid-in capital	—	—	—
Accumulated other comprehensive loss	(87,072)	(82,047)	(11,920)

Total deficit attributable to ordinary shareholders	(1,450,190)	(1,697,927)	(246,677)

Non-redeemable non-controlling interest	2,037	1,991	289

Total deficit	(1,448,153)	(1,695,936)	(246,388)

Total liabilities, mezzanine equity and deficit	1,045,816	1,046,675	152,059

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SECOO HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in thousands, except for share data)

	For the Three Months Ended March 31,
	2016	2017
	RMB	RMB	US$
			(Note 1)
Net revenues:
Merchandise sales	438,463	552,718	80,300
Marketplace and other services	3,646	9,234	1,342

Total net revenues	442,109	561,952	81,642
Cost of revenues	(382,046)	(465,139)	(67,576)

Gross profit	60,063	96,813	14,066

Operating expenses:
Fulfillment expenses	(20,975)	(15,302)	(2,223)
Marketing expenses	(60,657)	(33,829)	(4,915)
Technology and content development expenses	(13,243)	(11,222)	(1,630)
General and administrative expenses	(22,302)	(12,542)	(1,822)

Total operating expenses	(117,177)	(72,895)	(10,590)

(Loss)/profit from operations	(57,114)	23,918	3,476

Other income/(expenses):
Interest expense, net	(712)	(1,188)	(173)
Foreign currency exchange gains	2,696	814	118

(Loss)/profit before tax	(55,130)	23,544	3,421
Income tax expense	—	—

Net (loss)/profit	(55,130)	23,544	3,421

Loss attributable to redeemable non-controlling interest	—	(181)	(26)
Loss attributable to non-redeemable non-controlling interest	—	(66)	(10)

Net (loss)/profit attributable to Secoo Holding Limited	(55,130)	23,791	3,457

Accretion to redeemable non-controlling interest redemption value	—	(304)	(44)
Accretion to preferred share redemption value	(106,877)	(276,249)	(40,134)

Net loss attributable to ordinary shareholders of Secoo Holding Limited	(162,007)	(252,762)	(36,721)

Net (loss)/profit	(55,130)	23,544	3,421
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	4,077	5,045	733

Total other comprehensive income, net of income taxes	4,077	5,045	733

Comprehensive (loss)/income	(51,053)	28,589	4,154

Comprehensive loss attributable to redeemable non-controlling interest	—	(181)	(26)
Comprehensive loss attributable to non-redeemable non-controlling interest	—	(46)	(7)

Comprehensive (loss)/income attributable to ordinary shareholders of Secoo Holding Limited	(51,053)	28,816	4,187

Net loss per share
—Basic and diluted	(28.55)	(33.70)	(4.90)

Weighted average number of shares outstanding used in computing net loss per share
—Basic and diluted	5,674,631	7,500,000	7,500,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SECOO HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2016	2017
	RMB	RMB	US$
			(Note 1)
Net cash used in operating activities	(169,418)	(45,065)	(6,547)

Cash flows from investing activities:
Purchase of property and equipment	(1,538)	(3,420)	(497)

Net cash used in investing activities	(1,538)	(3,420)	(497)

Cash flows from financing activities:
Repayment to Founder	(157)	(489)	(71)
Cash received from other borrowings	—	12,293	1,786
Repayment for other borrowings	—	(6,066)	(881)

Net cash (used in) provided by financing activities	(157)	5,738	834

Net decrease in cash and cash equivalents	(171,113)	(42,747)	(6,210)

Cash and cash equivalents at the beginning of the period	284,622	55,555	8,071
Effect of exchange rate changes on cash and cash equivalents	868	1,334	194

Cash and cash equivalents at the end of the period	114,377	14,142	2,055

Supplemental information
Interest paid	947	1,368	199
Income tax paid	—	—	—
Accrual for purchase of property and equipment	—	627	91

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SECOO HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Summary of Significant Accounting Policies

(a)   Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). The condensed consolidated balance sheet as of December 31, 2016 was derived from the audited consolidated financial statements of Secoo Holding Limited (the "Company") and subsidiaries (collectively referred to hereinafter as the "Group"). The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company.

The Group's business is seasonal to a certain extent due to national holidays and promotional shopping activities conducted by the Group. The Group generally experiences less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Historically, the Group's highest sales volume has occurred in the fourth calendar quarter.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of March 31, 2017, the results of operations and cash flows for the three months ended March 31, 2017 and 2016, have been made.

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but not limited to, sales returns, customer incentives, inventory write-downs for excess and obsolete inventories, realization of deferred income tax assets, share-based compensation and redemption value of the redeemable preferred shares. Actual results may differ materially from those estimates.

The accompanying unaudited condensed consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group's ability to operate profitably, to generate cash flows from operations, and its ability to attract investors and to borrow funds on reasonable economic terms. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. In addition, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. Therefore, the Group's unaudited condensed consolidated financial statements have been prepared on a going concern basis.

Translations of balances in the Unaudited Condensed Consolidated Balance Sheet, Unaudited Condensed Consolidated Statement of Comprehensive Loss and Unaudited Condensed Consolidated Statement of Cash Flows from RMB into US$ as of and for the three months ended March 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8832, representing the noon

SECOO HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Summary of Significant Accounting Policies (Continued)

buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2017, or at any other rate.

The Company's operations are primarily conducted through variable interest entities ("VIEs") and VIEs' subsidiaries, in order to comply with the PRC laws and regulations which prohibit foreign investments in companies that are engaged in internet related business. The following unaudited consolidated assets and liabilities information of the Group's VIEs and VIEs' subsidiaries as of December 31, 2016 and March 31, 2017, and unaudited consolidated operating results and cash flows information for the three months ended March 31, 2016 and 2017, have been included in the accompanying unaudited condensed consolidated financial statements:

	As of December 31,	As of March 31,
	2016	2017
	RMB	RMB
Cash and cash equivalents	46,398	7,136
Restricted cash	200	200
Accounts receivable	20,462	19,978
Inventories, net	735,223	775,268
Advances to suppliers	2,050	793
Prepayments and other current assets	16,352	20,007

Total current assets	820,685	823,382

Property and equipment, net	24,940	24,254
Other non-current assets	1,320	1,559

Total assets	846,945	849,195

Short-term bank borrowings	200,000	200,000
Accounts payable	254,537	231,011
Amount due to related parties*	426,762	425,601
Amount due to Founder	2,319	1,830
Advances from customers	40,891	23,002
Accrued expenses and other current liabilities	194,266	204,575
Deferred revenue	5,254	5,858

Total current liabilities	1,124,029	1,091,877

Total liabilities	1,124,029	1,091,877

*
Amounts due to related parties represent the amounts due to Secoo Holding Limited and its subsidiaries, which are eliminated upon consolidation.

SECOO HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Summary of Significant Accounting Policies (Continued)

	For the Three Months Ended March 31
	2016	2017
	RMB	RMB
Total net revenues	373,217	515,829
Net (loss) profit	(32,898)	34,402
Net cash used in operating activities	(90,399)	(42,848)
Net cash used in investing activities	(1,499)	(2,152)
Net cash (used in) provided by financing activities	(157)	5,738
Net decrease in cash and cash equivalents	(92,055)	(39,262)
Cash and cash equivalents at the beginning of the period	96,042	46,398
Cash and cash equivalents at the end of the period	3,987	7,136

(b)   Concentrations and Risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenue or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the three months ended March 31, 2016 and 2017.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2016 and March 31, 2017, substantial all of the Group's cash and cash equivalents and restricted cash were held by reputable financial institutions located in the PRC and Hong Kong which management believes are of high credit quality and financially sound based on public available information.

The majority of the customers are required to pay in full before or upon taking delivery of the merchandise either through the online payment processing financial institutions or companies or the Group's appointed cash collection delivery companies. To a lesser extent, a portion of the customers pay by installments within a period from 3 to 12 months. Accounts receivable are receivables from the payment processing agents, delivery companies and installment receivable from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on these collection agents and customers and its ongoing monitoring process of their outstanding balances. Although accounts receivable are generally unsecured, the Group considers the credit risk of accounts receivable is low.

Currency risk

The Group's operational transactions and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The Group's cash and cash equivalents denominated in RMB are subject to such government controls and amounted to RMB46,551 and RMB7,125 as of December 31, 2016 and March 31, 2017. The value of the RMB is subject to changes in the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the

SECOO HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Summary of Significant Accounting Policies (Continued)

People's Bank of China (the "PBOC"). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

Interest rate risk

The Group's short-term bank borrowings bear interests at fixed rates. If the Group were to renew these loans, the Group might be subject to interest rate risk.

(c)   Recent Accounting Pronouncement

In May, 2017, the FASB issued ASU 2017-09, Compensation — Stock compensation (Topic 718). This Update provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation — Stock Compensation, to a change to the terms or conditions of a share-based payment award. The amendments in this Update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this Update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied prospectively to an award modified on or after the adoption date. The Company early adopted this Update in first quarter of 2017, and the early adoption does not have material impact on the condensed consolidated financial statements.

2. Fair Value Measurement

As of December 31, 2016 and March 31, 2017, the Group did not have assets or liabilities measured at fair value on a recurring basis in periods subsequent to their initial recognition.

3. Inventories, net

	As of December 31	As of March 31,
	2016	2017
	RMB	RMB
Finished goods	757,624	798,258
Less: Inventory write-down	(5,521)	(4,867)

Inventories, net	752,103	793,391

As of December 31, 2016 and March 31, 2017, Group's inventories amounting to RMB220,683 were pledged to Shanghai Pudong Development Silicon Valley Bank for a RMB50,000 short-term loan, see note 6.

SECOO HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3. Inventories, net (Continued)

The Group utilized RMB126 and RMB654 of write-down for the three months ended March 31, 2016 and 2017 respectively, as the relevant inventories were sold.

4. Prepayments and Other Current Assets

	As of December 31,	As of March 31,
	2016	2017
	RMB	RMB
Deposits	7,338	7,729
Staff advances	2,187	2,982
Prepaid advertising expense	2,223	2,755
Prepaid rent	1,770	1,396
Others	6,369	7,679

Prepayments and Other Current Assets	19,887	22,541

5. Property and Equipment, net

	As of December 31,	As of March 31,
	2016	2017
	RMB	RMB
Electronic equipment	26,199	27,039
Transportation equipment	2,650	2,650
Office equipment	10,480	10,595
Leasehold improvements	32,384	32,876

Total Property and Equipment	71,713	73,160

Less: Accumulated depreciation	(36,517)	(39,262)

Total Property and Equipment, net	35,196	33,898

Depreciation expenses were RMB3,359 and RMB3,287 for the three months ended March 31, 2016 and 2017, respectively.

SECOO HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

6. Short-term bank borrowings

	As of December 31,	As of March 31,
	2016	2017
	RMB	RMB
Bank loans	200,000	200,000

In September 2015, a PRC subsidiary borrowed a loan of RMB150,000 from Xiamen International Bank for a term of two years and at the interest rate of 1.62% during the first year and 1.68% during the second year. To facilitate these borrowings, another subsidiary of the Company in Hong Kong placed cash deposits of RMB155,300 with the bank. The use of such cash deposits and the interest earned thereon are restricted by the bank during the period of the loans. The deposits has a two year term and bear interest at 0.42% during the first year and 0.38% during the second year. This bank loan has certain nonfinancial covenants, including compliance with other borrowing's covenants. The subsidiary did not meet the loan covenant for another borrowing's covenants as of December 31, 2016 and March 31, 2017, as described below. This bank loan is due in September 2017.

In May 2016, the Company's subsidiary entered into a facility agreement with Shanghai Pudong Development Silicon Valley Bank that permits the subsidiary to borrow up to RMB50,000 for one year. At December 31, 2016 and March 31, 2017, the subsidiary had borrowed RMB50,000 under this facility. To obtain this RMB50,000 facility, the group's inventories amounted to RMB220,683 was pledged to Shanghai Pudong Development Silicon Valley Bank.

The facility agreements with Shanghai Pudong Development Silicon Valley Bank contain certain financial and nonfinancial covenants. As of December 31, 2016 and March 31, 2017, the financial covenants were not met. In April 2017, the Bank issued waiver for the 2016 facility.

SECOO HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7. Accrued Expenses and Other Current Liabilities

	As of December 31,	As of March 31,
	2016	2017
	RMB	RMB
Accrual for salary and bonus	15,603	16,886
Accrual for employee benefits	34,126	37,006
Advertising fees payable	19,397	16,524
Taxes payable	107,090	115,014
Office expenses	10,395	3,410
Deposits from merchants	9,489	10,005
Professional fees payable	7,103	5,537
Delivery costs payable	4,508	3,408
Rent payable	2,610	2,587
Equipment purchase payable	2,121	1,494
Others	2,524	13,139

Accrued Expenses and Other Current Liabilities	214,966	225,010

8. Income Tax

The Group had no current income tax expense for three months ended March 31, 2016 and 2017, as the companies in the Group either made a loss or had tax loss carry forwards to net against taxable income in the respective periods. Deferred tax benefit was nil for three months ended March 31, 2016 and March 31, 2017 as full valuation allowance was provided for the Group's deferred tax assets because the Group believes that it is more likely than not that these accumulated net operating losses and other deferred tax assets will not be utilized in the foreseeable future.

9. Redeemable Convertible Preferred Shares

Redeemable convertible preferred shares consist of the following:

RMB	Series A-1 Preferred Shares	Series A-2 Preferred Shares	Series B Preferred Shares	Series C Preferred Shares	Series D Preferred Shares	Series E Preferred Shares	Total
Balance as of December 31, 2016	134,719	152,097	293,455	197,987	438,683	532,511	1,749,452
Redemption value accretion	36,506	42,338	56,351	34,823	44,224	62,007	276,249
Foreign currency translation adjustment	(733)	(828)	(1,596)	(1,077)	(2,384)	(2,897)	(9,515)

Balance as of March 31, 2017	170,492	193,607	348,210	231,733	480,523	591,621	2,016,186

SECOO HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10. Redeemable non-controlling interest

For the Three Months Ended March 31,
2017
RMB
Balance as of January 1	5,082
Comprehensive loss	(181)
Accretion of redeemable noncontrolling interest	304

Balance as of March 31	5,205

In October of 2016, a third party investor acquired 15% of the equity interest of the Company's wholly owned PRC subsidiary at a consideration of RMB5,000. The newly issued shares could be redeemed by the non-controlling shareholder from the redemption start date (i.e. three years from the closing of the financing), the redemption value is equal to RMB5,000 plus 10% of interest and 15% of the net profit attributable to the PRC subsidiary if any for the period beginning October of 2016 to the date of redemption. The redeemable non-controlling interest was recorded outside of permanent equity on the consolidated balance sheet and initially recorded at the carrying value of RMB5,000. The redeemable non-controlling interest is carried at the higher of (1) the initial carrying amount, increased or decreased for the redeemable non-controlling interest's share of net income or loss or (2) the expected redemption value.

11. Share-based Compensation

a.     Restricted Ordinary Shares

The amounts of stock compensation expense in relation to the restricted ordinary shares recognized in the three months ended March 31, 2016 and 2017 were RMB249 and nil, respectively.

b.     Stock Option Plan

The Company granted 20,450 and 77,000 stock options to employees, all with an exercise price of US$0.001, for the three months ended March 31, 2016 and 2017, respectively. No options are exercisable as at March 31, 2017 and prior to the Company completes a Qualified IPO.

For the three months ended March 31, 2016 and 2017, the Company did not record any stock compensation expenses since the exercisability is dependent upon the Company's IPO, and it is not probable that this performance condition can be achieved until the IPO is effective. The Company will recognize compensation expenses relating to options vested cumulatively upon the completion of the Company's IPO.

SECOO HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. Segment Information

Revenues from different product groups and services are as follows:

	For the Three Months Ended March 31,
	2016	2017
	RMB	RMB
Merchandise sales
Watches	138,130	121,958
Bags	106,211	134,618
Clothing, Footwear and Accessories	85,638	157,027
Jewelleries	90,659	96,307
Other products	17,825	42,808

Total merchandise sales	438,463	552,718

Marketplace and other services:
Marketplace services	2,187	6,321
Other services	1,459	2,913

Total marketplace and other services:	3,646	9,234

Total net revenues	442,109	561,952

The following summarizes the Group's net revenues from the following geographic areas:

	For the Three Months Ended March 31,
	2016	2017
	RMB	RMB
Mainland China	373,408	514,449
Hong Kong	66,727	42,916
Others	1,974	4,587

Total net revenues	442,109	561,952

SECOO HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. Segment Information (Continued)

The following summarizes the Group's long-lived assets (including property and equipment, net and other non-current assets) from the following geographic areas:

	As of December 31,	As of March 31,
	2016	2017
	RMB	RMB
Mainland China	29,230	29,391
Hong Kong	1,961	1,626
Others	6,188	5,286

Total long-lived assets	37,379	36,303

13. Net Loss per Share

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Three Months Ended March 31,
	2016	2017
	RMB	RMB
Numerator:
Net profit/(loss)	(55,130)	23,791
Accretion to redeemable non-controlling interest redemption value	—	(304)
Accretion to preferred share redemption value	(106,877)	(276,249)

Numerator for basic and diluted net loss per share calculation	(162,007)	(252,762)

Denominator:
Weighted average number of ordinary shares	5,674,631	7,500,000

Denominator for basic and diluted net loss per share calculation	5,674,631	7,500,000

Net loss per ordinary share
—Basic and diluted	(28.55)	(33.70)

SECOO HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13. Net Loss per Share (Continued)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the Three Months Ended March 31,
	2016	2017
Stock options	882,295	806,304
Redeemable Convertible Preferred Shares	12,735,807	12,735,807

14. Commitments and Contingencies

Commitments

The Group leases its offices and facilities under non-cancelable operating lease agreements. Rental expenses were RMB8,398 and RMB8,748 for the three months ended March 31, 2016 and 2017, respectively.

As of March 31, 2017, future minimum lease commitments, all under office and facilities non-cancelable operating lease agreements, were as follows:

Office and facilities
RMB
Nine-month period ending December 31, 2017	21,509
2018	19,562
2019	13,390
2020	11,922
2021	8,942

Except for those disclosed above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2016 and March 31, 2017.

15. Related Party Transactions

As of December 31, 2016 and March 31, 2017, the Group has an amount due to Mr. Richard Rixue Li, the Company's founder at a total of RMB2,319 and RMB1,830, respectively. Amount was advanced to the Group to fund the working capital requirements of the Group. The amounts were unsecured, non-interest bearing and have no defined repayment term.

During the three months ended March 31, 2016 and 2017, the Company repaid RMB157 and RMB489, respectively, to Mr. Richard Rixue Li.

SECOO HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16. Changes in Deficit

	Ordinary shares		Additional paid-in capital	Accumulated losses	Accumulated other comprehensive income (loss)	Total shareholder's deficit	Non- redeemable non- controlling interest	Total deficit
	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	7,500,000	47	—	(1,363,165)	(87,072)	(1,450,190)	2,037	(1,448,153)
Net profit/(loss) for the period			—	23,791	—	23,791	(66)	23,725
Redeemable non-controlling interest redemption value accretion			—	(304)	—	(304)	—	(304)
Redeemable Convertible Preferred Shares redemption value accretion			—	(276,249)	—	(276,249)	—	(276,249)
Foreign currency translation adjustments, net of nil tax			—	—	5,025	5,025	20	5,045

Balance as of March 31, 2017	7,500,000	47	—	(1,615,927)	(82,047)	(1,697,927)	1,991	(1,695,936)

US$ (Note 1)	7,500,000	7	—	(234,764)	(11,920)	(246,677)	289	(246,388)

17. Subsequent Events

On May 5, 2017, a subsidiary of the Company's VIE entered into a short-term borrowing agreement to borrow RMB45 million at an interest rate of 9.35% per annum. The borrowing is payable in five monthly installments starting in May 2017. The loan is guaranteed by the Company's VIE.

On May 11, 2017, the Company entered into an amended facility agreement with Shanghai Pudong Development Silicon Valley Bank to increase the facility from RMB50,000 to RMB70,000, among which, the maturity date for RMB50,000 is May 11, 2018 and the remaining RMB20,000 is May 11, 2019. In addition, RMB250,889 of inventories and equipment of RMB17,097 was pledged to the bank as collateral. The Company repaid RMB50,000 under original facility on May 11, 2017, and as of June 13, 2017, the Company drew down RMB45,301 under the amended facility agreement.

The Group has evaluated subsequent events from the balance sheet date through June 14, 2017, the date at which the unaudited condensed consolidated financial statements were available to be issued.

                             American Depositary Shares

Secoo Holding Limited

Representing               Ordinary Shares

PRELIMINARY PROSPECTUS

Jefferies

                             , 2017

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

▪
ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our post-offering amended and restated memorandum and articles of association provide that each officer or director of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person's own dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements the form of which will be filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

▪
ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Vangoo China Growth Fund II L.P., IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P., Ventech China II SICAR, Blue Lotus Investment SA and CMC Galaxy Holdings Ltd	July 8, 2014	3,178,652 series D preferred shares	US$35.0 million
Certain officers and employees and a consultant as a group	December 31, 2014	options to purchase 1,120,463 ordinary shares	past and future services to our company
Certain officers and employees as a group	December 31, 2015	options to purchase 136,512 ordinary shares	past and future services to our company
Certain officers and employees as a group	December 31, 2016	options to purchase 63,450 ordinary shares	past and future services to our company

Pingan eCommerce Limited Partnership, Rhythm Way Limited, WJ Investment Group Limited, IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P., Vangoo China Growth Fund II L.P. and CMC Galaxy Holdings Ltd

	July 8, 2015	2,925,658 series E preferred shares	US$55.0 million

▪
ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits

See Exhibit Index beginning on page II-8 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)
Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

▪
ITEM 9.    UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)  For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

   (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

   (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on                         , 2017.

SECOO HOLDING LIMITED
By:
	Name:	Richard Rixue Li
	Title:	Director and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of                        and                         as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Richard Rixue Li	Director and Chief Executive Officer (Principal Executive Officer)	, 2017
Zhaohui Huang	Director	, 2017
Jeacy Jisheng Yan	Director	, 2017

Signature	Title	Date

Jia Guo	Director	, 2017
Ping Xu	Director	, 2017
Xian Chen	Director	, 2017
Le Yu	Director	, 2017
Shaojun Chen	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2017

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Secoo Holding Limited has signed this registration statement or amendment thereto in on                        , 2017.

Authorized U.S. Representative
By:
	Name:	,
Title:

SECOO HOLDING LIMITED

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement

3.1	†	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the closing of this offering)

4.1	*	Registrant's Specimen American Depositary Receipt dated July 8, 2014 (included in Exhibit 4.3)

4.2	*	Registrant's Specimen Certificate for Ordinary Shares

4.3	*	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts

4.4	†	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated July 8, 2015

5.1	*	Form of opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1	*	Form of opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2		Form of opinion of Han Kun Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	†	2014 Employee Stock Incentive Plan

10.2	*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3	*	Form of Employment Agreement between the Registrant and its executive officers

10.4	*	English translation of the Equity Interest Pledge Agreement between Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo dated May 8, 2017

10.5	†	English translation of the Exclusive Option Agreement between Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo dated May 24, 2011

10.6	†	English translation of the Powers of Attorney between Kutianxia and the shareholders of Beijing Secoo taking effect from May 24, 2011

10.7	†	English translation of the Option to Purchase Intellectual Properties Agreement between Kutianxia and Beijing Secoo dated May 24, 2011

10.8	†	English translation of the Exclusive Business Cooperation Agreement between Kutianxia and Beijing Secoo dated May 24, 2011

10.9	†	The Equity Interest Pledge Agreement between Kutianxia, Beijing Auction and the shareholders of Beijing Auction dated September 15, 2014

10.10	†	The Exclusive Option Agreement between Kutianxia, Beijing Auction and the shareholders of Beijing Auction dated September 15, 2014

Exhibit Number		Description of Document
10.11	†	The Powers of Attorney between Kutianxia and the shareholders of Beijing Auction taking effect from September 15, 2014

10.12	†	The Loan Agreement between Kutianxia and the shareholders of Beijing Auction dated September 15, 2014

10.13	†	The Exclusive Business Cooperation Agreement between Kutianxia and Beijing Auction dated September 15, 2014

10.14	*	English translation of the Supplemental Agreement to the Exclusive Business Cooperation Agreement between Kutianxia and Beijing Secoo dated March 26, 2015

10.15	*	The Supplement Agreement to the Exclusive Business Cooperation Agreement between Kutianxia and Beijing Auction dated March 26, 2015

10.16	*	English translation of the General Credit Contract between Xiamen International Bank Co., Ltd. Beijing Branch and Beijing Secoo dated September 17, 2015

10.17	*	English translation of the Deposit Account Pledge Agreement between Xiamen International Bank Co., Ltd. Beijing Branch and Hong Kong Secoo dated September 18, 2015

10.18	*	English translation of the Deposit Account Pledge Agreement between Xiamen International Bank Co., Ltd. Beijing Branch and Hong Kong Secoo dated September 23, 2015

10.19	*	English translation of the Deposit Account Pledge Agreement between Xiamen International Bank Co., Ltd. Beijing Branch and Hong Kong Secoo dated October 16, 2015

10.20	*	English translation of the Deposit Account Pledge Agreement between Xiamen International Bank Co., Ltd. Beijing Branch and Hong Kong Secoo dated October 21, 2015

10.21	*	English translation of the Deposit Account Pledge Agreement between Xiamen International Bank Co., Ltd. Beijing Branch and Hong Kong Secoo dated October 21, 2015

10.22	*	Facility Agreement for Working Capital Loans among SPD Silicon Valley Bank Co., Ltd., Beijing Secoo, Kutianxia and Shanghai Secoo E-commerce Co., Ltd. dated May 11, 2016

10.23	*	Debenture constituting a fixed and floating charge over all the assets of Hong Kong Secoo between SPD Silicon Valley Bank Co., Ltd. and Hong Kong Secoo dated May 11, 2016

10.24	*	Assets Pledge Registration Form of Beijing Secoo dated April 28, 2016

10.25	*	Amendment Agreement between the Registrant and SPD Silicon Valley Bank Co., Ltd. dated May 11, 2017

10.26	*	Floating Mortgage Agreement between the Beijing Secoo and SPD Silicon Valley Bank Co., Ltd. dated May 8, 2017

10.27	*	Guarantee Agreements between the Registrant and SPD Silicon Valley Bank Co., Ltd., and Hong Kong Secoo and SPD Silicon Valley Bank Co., Ltd., both dated May 11, 2017

21.1		Principal Subsidiaries and Variable Interest Entities of the Registrant

23.1	*	Consent of KPMG Huazhen LLP

23.2	*	Form of consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3		Form of consent of Han Kun Law Offices (included in Exhibit 99.2)

23.4		Form of consent of Frost & Sullivan

24.1	*	Powers of Attorney (included on signature page)

Exhibit Number		Description of Document
99.1	*	Code of Business Conduct and Ethics of the Registrant

99.2		Form of opinion of Han Kun Law Offices regarding certain PRC law matters

99.3	†	Registrant's waiver request and representation

*
To be filed by amendment.

†
Previously submitted.